PNC

The Thinking Behind The Money



2001 Annual Report

CONTENTS

Financial Highlights

THE PNC FINANCIAL SERVICES GROUP, INC.

Year ended December 31 Dollars in millions, except per share data	**2001**	2000	1999
Financial Performance			
Revenue			
Net interest income (taxable equivalent basis)	**$2,278**	$2,182	$2,366
Noninterest income	**2,543**	2,891	2,450
Total revenue	**$4,821**	$5,073	$4,816
Noninterest income to total revenue	**52.7%**	57.0%	50.9%
Income from continuing operations	**$377**	$1,214	$1,202
Discontinued operations, net of tax	**5**	65	62
Income before cumulative effect of accounting change	**382**	1,279	1,264
Cumulative effect of accounting change, net of tax	**(5)**		
Net income	**$377**	$1,279	$1,264
Per common share			
Diluted earnings			
Continuing operations	**$1.26**	$4.09	$3.94
Discontinued operations	**.02**	.22	.21
Before cumulative effect of accounting change	**1.28**	4.31	4.15
Cumulative effect of accounting change	**(.02)**		
Net income	**$1.26**	$4.31	$4.15
Cash dividends declared	**$1.92**	$1.83	$1.68
Selected Ratios			
From net income			
Return on			
Average common shareholders' equity	**5.65%**	21.63%	22.41%
Average assets	**.53**	1.68	1.69
Year-End Balances			
Assets	**$69,568**	$69,844	$69,286
Loans, net of unearned income	**37,974**	50,601	49,673
Deposits	**47,304**	47,664	45,802
Shareholders' equity	**5,823**	6,656	5,946

Note: This annual report contains forward-looking statements. Please refer to the section of this report captioned "Forward-Looking Statements" on page 60 for important information related to forward-looking statements.


PNC Ranked #1
PNC

CHAIRMAN'S LETTER

"...OUR LONG-TERM OBJECTIVE REMAINS CLEAR AND UNCHANGED: TO BUILD A DIVERSIFIED FINANCIAL SERVICES COMPANY THAT GENERATES SUPERIOR FINANCIAL PERFORMANCE AND ACHIEVES A PREMIUM VALUATION."

Dear Shareholder:

The past year was defined by significant challenges and notable achievements for our company. As we enter 2002, our long-term objective remains clear and unchanged: to build a diversified financial services company that generates superior financial performance and achieves a premium valuation.

In 2001, we made significant progress toward achieving that goal.

- We continued to grow our Regional Community Bank by deepening our sales culture and leveraging technology to anticipate and meet customer needs.
- We expanded the distribution capabilities and product breadth across our group of leading asset management and processing businesses.
- We strengthened the risk, return and valuation dynamics of our banking business by taking dramatic steps to downsize our institutional loan portfolio and discontinue our vehicle leasing business.

Among several actions taken to reposition our banking business, the largest was the 2001 reduction of our loan portfolio by approximately $13 billion. A portion of that reduction included institutional credits that we sold to subsidiaries of American International Group, Inc. and removed from our balance sheet. You can read more about this transaction, and a similar one involving venture capital assets, in the financial review section.

After year end, we learned that our independent auditors and federal banking regulators had differing views on the appropriate accounting treatment for these transactions. After considering all the circumstances, and to avoid investor confusion, we made the decision to revise our 2001 earnings and conform financial reporting with regulatory reporting requirements.

The total cost associated with the overall repositioning of our banking business and other actions — including $155 million related to the revision — amounted to approximately $768 million after tax. As a result, 2001 earnings from continuing operations were $377 million or $1.26 per diluted share compared with $1.214 billion or $4.09 per diluted share from continuing operations in 2000.

Clearly, our 2001 results did not meet our expectations. However, given the challenging economic environment we faced, I'm pleased with how we've positioned ourselves for the future. We have an improved risk profile and a business mix more capable of generating value for our shareholders.

In 2002, our priorities — and our challenges — are clear. We will focus on the strategic growth of our businesses, value-added customer relationships, executing our loan downsizing initiative and asset quality.

Focused on Growth

Our **Regional Community Bank** has grown higher-return, lower-risk transaction deposits by 11% on average over the past year. This is the result of an increased emphasis on checking accounts, a key to successfully deepening consumer and small business relationships.

To build on this momentum, we have Web-enabled our branches and conducted one-on-one discussions with customers to better meet their needs. Last year, this customized approach improved customer retention by 10% and helped drive customer satisfaction to a five-year high.

We've also grown our client base by instilling a stronger sales culture. During the fourth quarter of 2001, we launched a company-wide referral program called the "Chairman's Challenge." By February 2002, over 60% of our non-sales employees had referred new business, and about 8% of new consumer checking and savings accounts opened that month were a result of this program. We are now driving sales through a previously untapped sector of our employee base.

In our **Corporate Bank,** we are working to build deeper and more valuable customer relationships that generate appropriate returns with less risk. We are emphasizing our broad array of value-added services, including innovative technology-related solutions.

A key driver of this approach is our Treasury Management business, which showed strong sales growth in 2001. In fact, last year noninterest income represented roughly 60% of revenue from relationships not designated for exit or sale.

Another thing that sets PNC apart from many peers is our group of **Asset Management and Processing** businesses. They are among the industry's leaders, and they're poised for high-quality growth.

BlackRock's strong fixed-income and liquidity investment track record, international expansion, and the continued growth of alternative investments and the BlackRock Solutions product line drove exceptional performance in 2001. The firm (NYSE: BLK) increased assets under management by 17% in 2001, and delivered 23% growth in net income.

PFPC is the nation's largest full-service mutual fund transfer agent and second-largest provider of mutual fund accounting and administration services. Its complement of technology-based, customized solutions, and a larger international presence, helped fuel a 9% increase in funds servicing revenue in 2001.

PNC Advisors improved its distribution platform and experienced strong customer growth last year, but weak equity markets adversely impacted overall results.

We recognized long ago that building best-of-class businesses requires implementing best-of-class technology. As you've read, technology is enhancing results and enabling us to be more responsive to customer needs across our company. In fact, *Information Week* named PNC the top-rated financial services company in its list of the 500 leading information technology innovators in the U.S.

Repositioning the Franchise

As our investments in technology have strengthened our businesses, we've been at work on an even larger mission to reduce risk and improve returns.

In recent years, we have exited or downsized capital-intensive businesses such as credit cards, residential mortgage banking and indirect auto, warehouse and institutional lending.

In 2001, we accelerated this effort by reducing total loans by approximately $13 billion. That includes $3.4 billion in institutional loan outstandings that we transferred to held for sale. In 2002, we will diligently pursue opportunities to liquidate loans held for sale.

Our 2001 loan reduction initiative included institutional credits that no longer meet our risk/return criteria and our $1.9 billion vehicle leasing business. We decided to discontinue vehicle leasing due to the rapidly changing environment and what we now believe to be unacceptable risk dynamics.

We are also repositioning our venture capital activities to focus more on managing client investments. Through this approach, we attracted more than $100 million of external funding commitments in 2001.

In connection with the sale of our residential mortgage banking business in January 2001, a bookkeeping error occurred. While completing our year-end review, we discovered and corrected the error. As a result, net income from discontinued operations for 2001 was adjusted to $5 million, $35 million less than originally reported.

This event was unrelated to the restatement referred to earlier, and I can assure you we took immediate actions to resolve this situation and implement measures designed to prevent it from happening again.

LOOKING AHEAD

The repositioning of PNC has been aligned with our long-term goal of creating a more valuable company.

We enter 2002 with a higher-quality revenue mix, driven by businesses with stronger growth potential. Asset management and processing businesses contributed 38% of business revenue in 2001. Our reliance on lending revenue was among the lowest of our peers, as was our loans to deposits ratio, another indicator of our efforts to reduce balance sheet leverage.

Through our efforts, we have built a well-capitalized company that is capable of significant capital generation, and we are focused on managing it effectively. Your board of directors has authorized a repurchase of up to 35 million common shares through February 2004. We will act on this authorization as we downsize the exit and held for sale loan portfolios and as other conditions permit. We will also consider other means by which capital can be used to improve returns.

For example, we will continue to pursue acquisitions that enhance our competitive advantage and build more valuable businesses. Our recent acquisition of a portion of the U.S. asset-based lending business of the National Bank of Canada is a good example. It will further enhance a business we have built into one of the top-5 asset-based lenders in the nation.

In 2002, we will seek additional opportunities that help us meet the risk/return criteria of our businesses and support our goal of delivering more consistent earnings growth over time.



James E. Rohr
Chairman, President and Chief Executive Officer

Leading the Way

Despite difficult economic conditions and other challenges I've outlined, our employees performed extraordinarily in 2001. We achieved high levels of customer satisfaction and strengthened sales performance in a number of key businesses.

Our employees are also community ambassadors for PNC. Thanks to them, we're rapidly approaching our goal of performing 1 million hours of service under our "Promise to Neighborhood Children" initiative.

We've worked to support the values-based culture our employees have created. We offer a leading benefits package and we've implemented a number of initiatives to enhance our employees' quality of life.

As a result, the number of employees rating PNC a great place to work reached an all-time high in 2001. In addition, *Working Mother* magazine named PNC to its prestigious list of 100 top companies for working mothers.

We also recognize the importance of being a good neighbor — and we strive to strengthen the economic vitality of the communities we serve. Last year alone, corporate sponsorships and PNC Foundation funding for non-profit organizations totaled approximately $20 million.

In this challenging and demanding environment, the leadership of our board of directors and our entire management team is more important than ever. I want to thank them for their vital contributions and deep commitment to the success of our company. I offer special thanks to Craig McClelland, who is retiring after 17 years of dedicated service to our board, and Dick Carnall, who is retiring as CEO of PFPC following an outstanding 32-year career with our company.

Finally, I want to thank you, our shareholders, for the investment you have made in PNC. Although I'm disappointed with some of the issues we've had to face, I'm excited about the company we are building. We're positioned to create significant value in the short and long term — and I look forward to the opportunities ahead.

Sincerely,



James E. Rohr
Chairman, President and Chief Executive Officer

A More Valuable Revenue Mix

PNC Revenue Mix by Product[1]

Year ended December 31, 2001


0
20%
40%
60%
80%
100%
PNC
Lending
22%
Deposits
29%
Asset Management
24%
Processing
25%

As you can see, our efforts to reposition our franchise have resulted in a more diverse and valuable revenue mix. Over 75% of our business revenue base in 2001 was derived from more highly-valued deposit, asset management and processing products.

PNC Revenue Mix by Business[1]

Year ended December 31, 2001


0
15%
30%
45%
60%
75%
PFPC
14%
BlackRock
10%
PNC Advisors
14%
Banking
62%

We've diversified our revenue stream by growing the proportion of revenues contributed by BlackRock, PFPC and PNC Advisors over the past several years to 38% of our business total. We've also enhanced the revenue mix within our banking businesses through emphasizing more highly-valued activities, such as loan processing, treasury management and branch brokerage.

(1) As a percentage of total business revenue
(2) Includes net interest spread income based on PNC's management accounting methodologies

WHAT ARE YOUR KEY PRIORITIES FOR 2002?



To put it simply — execute and grow.

We have built a very competitive and powerful mix of businesses that we believe is capable of achieving higher-quality, capital-efficient growth over time.

Now, we're harnessing the collective energies of our company to deliver on the promise of these businesses. We're working to deepen customer relationships and increase our client base by strengthening our sales culture. We also continue to leverage our leading technology platform to create additional products and services to meet our customers' growing needs.

Over the past three years, our efforts have been focused on reducing or eliminating higher-risk, more capital-intensive activities. As a result, we're now concentrating on the execution of our loan downsizing and asset quality.

Although we expect the business environment to remain challenging, I'm confident that we have a team of 24,000 employees deeply committed to achieving these goals.

— Rohr

WHAT ARE YOU DOING TO CREATE GREATER VALUE IN PNC'S BANKING BUSINESSES?



Over the past three years, we have dramatically reduced our exposure to certain large corporate credits, and we have sold or downsized a number of other lending businesses that didn't meet our goals for shareholder return. As a result, as we execute on our loan sales, we should have a stronger group of banking businesses that supports our goal of delivering more consistent earnings growth over time.

— Gregg

Our Regional Community Bank has deepened its sales culture by building a product set and distribution system that's helping to make things simple for customers by anticipating their needs and acting to identify the right solution. This approach helped drive an 11% growth in average transaction deposits in 2001, and produced a higher-quality revenue mix in this business.

YEAR-END LOANS OUTSTANDING (in billions)


60
45
30
15
0
$58
$50
$51
$38
98
99
00
01

We're also focused on broadening relationships with corporate clients. We're pursuing opportunities to leverage our extensive array of corporate services, such as treasury management, capital markets and private banking, where we believe PNC has a competitive advantage.

— Rohr

Can growth in BlackRock and PFPC be sustained?



BlackRock and PFPC have both delivered outstanding revenue growth in a turbulent market. While their successes should inspire confidence, I know the management teams are focused on raising the bar even higher. There will continue to be attractive growth opportunities in these businesses, although market conditions and increased competition continue to present challenges.

To sustain and enhance the growth prospects in asset management, we are expanding the product line and distribution capabilities. At the same time, our global funds processing business is now leveraging the broader product platform we have built.

— Rohr

What is your acquisition strategy?



We will make targeted investments on a business-by-business basis — specifically when it makes sense from a scale, technology or expertise perspective. Our acquisitions in recent years have reflected this approach. For example, we recently completed our acquisition of a portion of the U.S. asset-based lending business of the National Bank of Canada, extending our reach in secured lending. And the acquisition of Investor Services Group in late 1999 has significantly enhanced our growth prospects in global funds processing, another area where PNC has created shareholder value.

— Gregg


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How Are We Creating Value?

By listening to customer needs... building relationships... and leveraging our extensive experience and leading technology. Here are some examples:

Hillman Bus Service Longtime business banking customers Richard and Joann Hillman of Lindenwold, N.J., discovered that PNC's breadth of services meets the needs of the business owner, the business and its employees.

The Hillmans came to PNC to help finance a new facility for their 116 vehicles. And, recently, they also enrolled in Workplace Banking so the 160 employees of Hillman Bus Service can be offered PNC's free checking, discounts on loans, free online banking and access to financial counseling.

Pictured are Joann Hillman with PNC Business Banking representative Tony Kupcinski.

Handee Marts For years, PNC provided Handee Marts and Best Oil, competitors in the Southwestern Pennsylvania convenience store industry, with treasury management and other corporate services. The strong relationships built with both clients allowed PNC to identify the opportunity for a merger of their 78 collective stores. By introducing the idea for Handee Marts' purchase of Best Oil, PNC helped both organizations and owners meet strategic goals. Pictured are Handee Marts' President Herb Chavanne, Operations Manager Scott McNally, and CFO Sue Beebe, and Mike Hammond of PNC.

BlackRock's Growing Global Presence BlackRock's global presence is growing rapidly, with clients in 27 countries and portfolios invested in all major markets worldwide. At year-end, BlackRock managed $33 billion of assets for international investors, up $21 billion in the past two years. Over the same period, net new business in international equities approached $9 billion. And clients are increasingly turning to BlackRock for global bond expertise, one of its fastest growing products.

At BlackRock, globalization is more than just a concept — it truly represents the future of the business.

AdvisorCentral Recognizing the need to have a convenient client service resource, PFPC joined with Fidelity Investments, Franklin Templeton Investors Services, Inc. and Putnam Investments to launch AdvisorCentral.com, an industry-wide Internet portal for financial advisors. AdvisorCentral.com offers a single log-on and simple, clear navigation, and provides financial advisors with a convenient resource to streamline their work and gain access to client information from nearly 50 different mutual fund companies.

Pictured are Joseph T. Grause, Jr., president and chief executive officer of AdvisorCentral™, and Robyn R. Thibodeau, PFPC vice president, E-commerce.


PNCBANK
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MIDLAND's Servicing Niche
After building a name for itself in CMBS servicing, Midland Loan Services now boasts a commercial loan servicing portfolio of $62 billion. The company acquired an innovative Web-based servicing software company last year and is now making a market in outsourcing its high-tech platform.
By Steve Bergsman
PNCBANK


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SERVING 3 MILLION HOUSEHOLDS AND MORE THAN 190,000 SMALL BUSINESS, CORPORATE AND COMMERCIAL REAL ESTATE CLIENTS THROUGH:

- *THE 8TH-LARGEST ATM NETWORK*
- *THE 9TH-LARGEST TREASURY MANAGEMENT BUSINESS*

BANKING BUSINESSES

- *THE 2ND-LARGEST SERVICER OF COMMERCIAL MORTGAGE-BACKED SECURITIES*
- *A TOP-5 ASSET-BASED LENDER*

REGIONAL COMMUNITY BANKING

The success of the Regional Community Bank's (RCB) customer-focused strategy, which aligns people, processes and technology to better serve the needs of consumers and small businesses, was evident in the continued growth of deposits, home equity loans and fee-based products.

The RCB has focused on increasing transaction deposit accounts, which serve as a portal for deepening customer relationships and fueling higher-valued growth. In 2001, this strategy resulted in increases of 32% in new consumer relationships and 10% in customer retention rates, while transaction deposits increased 11% on average.

The RCB's commitment to deepening and enhancing its sales culture, combined with the knowledge-based marketing of products and services that make banking easier and more convenient, drove this performance.

In addition, average home equity loans increased 16% — providing the RCB with opportunities to cross-sell additional consumer banking products.

Supported by technology and a customer-centric culture, the RCB offers products such as annuities, brokerage services, debit cards and merchant services. Customer enthusiasm for these products helped increase the RCB's noninterest income, which stood at 34% of total revenue.

This growth is being enhanced by investments made to improve productivity and efficiency. Web-enabled branches, an industry-leading call center and the nation's 8th-largest ATM network helped reduce costs and increase customer satisfaction to a five-year high.

The RCB's commitment to boosting efficiency and productivity by investing in people, processes and technology helps position this business for continued success. The strategic focus is on building a retail franchise that delivers sustainable revenue growth and improved returns. This will help create additional value for shareholders, customers, employees and the communities that PNC serves.

REGIONAL COMMUNITY BANKING TRANSACTION DEPOSIT GROWTH
(in billions)


24
18
12
6
0
$16.8
$18.9
$20.2
$22.4
98
99
00
01

Corporate Banking Over the past three years, Corporate Banking has taken a number of actions to reposition itself as a diversified provider of financial services primarily for middle market corporate clients. This effort was accelerated in 2001 to further reduce Corporate Banking's reliance on lending revenue. In fact, since 1998, approximately 70% of institutional loan outstandings have been exited or designated for exit or sale.

Going forward, this business will work to create value by aggressively marketing solutions customized to meet the business and personal financial services needs of middle market corporate clients.

A key element of this strategy is adapting Corporate Banking's institutional expertise to serve middle market customers. The emphasis on marketing fee-based services — and remaining intensely focused on risk/return criteria — should enable Corporate Banking to deliver a more valuable revenue stream. In 2001, noncredit products, such as treasury management, capital markets and asset management, represented roughly 60% of revenues from relationships not designated for exit or sale. Corporate Banking also leverages PNC's expertise in asset securitization, public finance and leasing to broaden customers' financing opportunities beyond traditional credit products.

PNC Capital Markets strengthened its growth prospects by adapting its institutional expertise in derivatives and foreign exchange products to better serve the requirements of middle market clients. Entering 2002, mid-sized companies constituted a growing percentage of PNC Capital Markets' client portfolio. Corporate Banking also taps the expertise of PNC Advisors to cross-sell sophisticated personal investment management products to high-net-worth executives and corporate clients.

Innovative solutions that capitalize on PNC's strong technology base continued to drive this business. Strong sales in treasury management products and services helped significantly increase new business booked for this product line in 2001. Key to this growth was A/R Advantage℠, a receivables management product set that employs state-of-the-art imaging technology and Internet data delivery to enhance clients' working capital positions.

In 2002, Corporate Banking will continue to sharpen its focus on building revenues from noncredit products for middle market clients seeking comprehensive strategies that span a wealth of business and personal financial needs.

REAL ESTATE FINANCE Distinguished by an expanding array of products and services and a strong technology platform, PNC Real Estate Finance delivered a diverse income stream in 2001.

Solidifying customer relationships and cross-selling noncredit products and services is an important part of PNC Real Estate Finance's strategy to enhance the quality of its revenue. A keen understanding of clients' businesses has provided the opportunity to broaden client relationships through the sale of noncredit products that facilitate their strategic business and financial goals.

In 2001, noninterest income represented approximately 43% of total revenue. Revenue from products such as treasury management and loan servicing are particularly value-added because they generate recurring income and often result in longer-term client relationships.

Acquisitions are helping to enhance PNC Real Estate Finance's ability to provide broad-based financing and servicing solutions. In October 2001, PNC Real Estate Finance acquired certain lending- and servicing-related assets of TRI Acceptance Corporation, a provider of loans for market-rate and affordable multi-family and senior housing. The acquisition was immediately accretive to earnings and expanded PNC Real Estate Finance's multi-family servicing reach.

Also in 2001, Midland Loan Services, a PNC Real Estate Finance company and the nation's second-largest servicer of commercial mortgage-backed securities, acquired Zenetics, LLC, a developer of commercial real estate loan origination technology. Midland is combining Zenetics' browser-based technology with its *Enterprise!* Loan Management System to create a comprehensive, Web-based commercial loan origination and management solution.

Midland's ability to leverage technology and provide quality service helped it to increase its commercial mortgage servicing portfolio 26% to $68 billion in 2001 and earn the highest ratings from both Fitch and Standard & Poor's.

PNC Real Estate Finance remains focused on adding value and building wealth for clients by combining traditional commercial real estate financing products with innovative financial and technology-based solutions.

Business Credit In 2001, PNC Business Credit strengthened its position as one of the nation's largest asset-based lenders.

In a challenging economic environment, PNC Business Credit's funding and advisory services capabilities were valuable to its middle market manufacturing, wholesale, distribution, retailing and service industry clients. Combining features of a finance company and a bank, PNC Business Credit develops financing solutions that enable clients to leverage their asset value and cash flow to improve working capital for mergers and acquisitions, recapitalizations, restructuring and turnarounds.

In January 2002, PNC acquired a portion of the U.S. asset-based lending business of the National Bank of Canada, adding $1.5 billion in loans. The acquisition of this portfolio makes PNC Business Credit one of the nation's top-five asset-based lenders, with marketing offices in 19 states, including attractive areas of the Southeast and West.

This acquisition will provide PNC Business Credit with opportunities to build on the success it has achieved in deepening client relationships and cross-selling fee-based products and services, such as treasury management, capital markets and Workplace Banking.

In 2002, PNC Business Credit will work to integrate the National Bank of Canada business and continue to meet client needs by emphasizing PNC's fully-integrated menu of financial products and services.

PNC Business Credit Revenue Growth
(in millions)



140
105
70
35
0
98
99
00
01
$62
$82
$119
$134


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Monday, January 22, 2001
Mutual Fund Giants, PNC Unit Plan Portal to Woo Advisers
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Offering a wide array of investment management products and services and a full range of global funds processing capabilities through:

- *One of the nation's largest wealth managers*

PROCESSING

- *The 4th-largest publicly traded asset manager*
- *The largest full-service mutual fund transfer agent*

PNCADVISORS PNC Advisors is one of the nation's largest wealth managers, with offices in 19 states and a presence in seven of the country's wealthiest geographic markets. It includes full-service brokerage Hilliard Lyons and Hawthorn, an investment consultant for the ultra-affluent.

In 2001, PNC Advisors enhanced its planning capabilities for clients throughout the wealth management spectrum and improved its distribution platform.

Through its newly-created Wealth Management Group, PNC Advisors gathers a full range of financial planning and investment management services under one umbrella, delivered by a single point of contact — the Client Advisor. This client-centered approach contributed to strong customer growth in 2001, as evidenced by $1 billion in net asset inflows from new and existing customers in a difficult market environment.

Hilliard Lyons increased the proportion of employees dedicated to client contact and grew total accounts by more than 37,000 last year while streamlining support functions.

To take advantage of Hilliard Lyons' fuller product line and technology — and better leverage PNC's brand in its traditional markets — PNC is planning to integrate its branch-based brokerage operations with Hilliard Lyons in 2002. The combined organization will operate as PNC Investments in PNC's six-state retail banking region, while Hilliard Lyons will retain its brand name in the markets where it is well established.

Investments in technology also continue to enhance PNC Advisors' distribution platform. Clients can effect certain transactions through the PNC Bank Account Link® system, a secure portal, and can securely view all of their PNC Advisors accounts and access helpful information on the www.pncadvisors.com Web site. In addition, the implementation of new software applications will provide Client Advisors with more detailed information to support long-term financial planning and improve their ability to respond to clients' changing needs.

BLACKROCK BlackRock (NYSE: BLK) continued to build on its position as one of the nation's premier investment management companies. Assets under management ended the year up 17% to $239 billion, and diluted earnings per share increased by 22%. BlackRock continued to differentiate itself as a growth firm, with last year's results driven by over $31 billion in net new business and strong contributions from an increasingly diverse product mix.

In its core fixed income business, BlackRock's assets under management reached a record $135 billion. In addition to robust new business from institutional clients, BlackRock raised $3.2 billion of closed-end bond fund assets during 2001, more than any other manager in the industry. Liquidity assets increased 30% to $80 billion at year-end, with growth driven by an extraordinarily favorable interest rate environment and strong sales. International equity assets approached $9 billion, with over $2 billion of net new business supporting growth in the face of declining equity markets in 2001.

New efforts also contributed significantly to BlackRock's results during the year. Nearly $800 million of new capital commitments in real estate finance offerings supported growth in alternative investments. In *BlackRock Solutions,* the firm's risk management and systems services effort, 11 new assignments were added and revenues increased by more than 50%. The firm also continued to build its domestic equity capabilities, most visibly with the addition of a new seven-person small and mid cap value team based in Boston, and additional investments are being pursued.

In January 2002, *Global Investor* named BlackRock U.S. bond manager of the year, citing the strength and consistency of the firm's team, investment process and investment performance. With its established position as a premier

BLACKROCK ASSETS UNDER MANAGEMENT *(in billions)*


240
180
120
60
0
$131
$165
$204
$239
98
99
00
01

fixed income manager, an increasingly diverse mix of high-quality businesses and a recognized commitment to delivering superior investment performance and exceptional service to its clients, BlackRock enters 2002 well-positioned to build on its record of achievement for clients and shareholders alike.

PFPC Technology-driven, customized solutions, a wide range of products and services and strategic global expansion continue to fuel the success of PFPC. In 2001, PFPC strengthened its status among the world's largest providers of services to the investment fund and retirement services industry and now services more than $1.5 trillion in total assets.

PFPC is the nation's largest full-service mutual fund transfer agent and the second-largest provider of mutual fund accounting and administration services. PFPC is also a leading provider of retirement, subaccounting, custody, alternative investment and Blue Sky services.

To help solidify its leadership position and enhance its ability to drive continued growth, PFPC made significant progress on several strategic initiatives in 2001.

PFPC expanded its product base by introducing a unique, full-service transfer agency and shareholder accounting solution for brokerage-marketed products and also enhanced services for the college savings plan market.

Moreover, PFPC continued to diversify its revenue stream by expanding its international presence and further penetrating the alternative investments market.

With offices in Europe and the Cayman Islands, PFPC doubled its international client base and now services more than $20 billion in offshore assets.

Entering 2002, PFPC is focused on leveraging the innovative application of leading-edge technology to continue creating customized client solutions and developing a broader global business base.

For example, greater use of Internet-based services — like Web-enabled 401(k) processing — will help address the e-commerce needs of clients. Two other recent initiatives include AdvisorCentral.com — an Internet portal for financial advisors created and jointly owned by PFPC, Fidelity Investments, Franklin Templeton Investor Services, Inc., and Putnam Investments — and AssetDirections[SM], a Web-based managed account platform.

This focused approach to anticipating customer needs, extending the breadth of product lines and improving efficiency supports PFPC's strategy for continued growth.

PFPC Shareholder Accounts Serviced (in millions)



60
45
30
15
0
98
99
00
01
3
34*
43
49

**Reflects ISG Acquisition*


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ENRICHING LIVES

At PNC, we've long recognized the importance of making a difference in the communities we serve, and in the lives of our employees and their families. The strength of our company is reflected in the myriad ways this occurs.

BUILDING RELATIONSHIPS To make contributions to the communities we serve more meaningful, we use a combination of funding, expertise and creative problem solving.

In 2001, the PNC Foundation distributed more than $11 million to hundreds of charitable and non-profit organizations in our six-state region. In addition, PNC employees found other ways to help many of these organizations achieve their goals, with thousands of employees volunteering time in advisory positions or to support specific projects.

In fact, our employees are rapidly approaching their collective goal of contributing 1 million hours of volunteer service under our Promise to Neighborhood Children initiative.

PNC also helps many of these organizations by supporting events that are rich in tradition and valuable in purpose. From sponsoring a horticultural rite of spring with the Philadelphia Flower Show to celebrating the theater arts with the PNC Broadway Series in Louisville, Ky., nearly $9 million in corporate sponsorships in 2001 helped to enrich the communities in which we do business.

Of course, last year also marked the inaugural season of PNC Park. Our relationship with the Pittsburgh Pirates helps to strengthen the core of our headquarters region and bring national exposure to our brand.

RESPONDING TO NEED The events of September 11th brought an unprecedented response. PNC teamed with customer Mine Safety Appliances Company to rush 5,000 hard hats and 200 respirators to rescue workers at Ground Zero. Additionally, employee contributions, matched by the PNC Foundation and BlackRock, along with a branch collection effort, totaled approximately $1.8 million for relief efforts.

POWERED BY PEOPLE Clearly, the driving force behind our success is our team of 24,000 employees. They have nurtured in our company a culture based on values such as integrity, trust and customer focus.

Our 2001 Performance Award winners (named below) demonstrate a deep commitment to those values while also achieving exceptional business results.

In addition to recognizing their successes, we strive to provide employees with a work environment that promotes our shared values and improves their quality of life. In 2001, *Fortune* magazine named PNC one of its "Most Admired Companies," and *Working Mother* magazine recognized us as one of the "100 Best Companies for Working Mothers."

2001 PERFORMANCE AWARD WINNERS: Donna Bishop, Philadelphia/S. New Jersey; Christine Cottle, Pittsburgh; Patricia Crissien, Northern New Jersey; Linda Haas, Kentucky; Richard Henry, Philadelphia; James Kubaney, Northwest PA; Ludlow Miller, Philadelphia/S. New Jersey; Tushar Sukhadia, Northern New Jersey; Joseph Vecchio, Pittsburgh.

BOARD OF DIRECTORS

PAUL W. CHELLGREN[2,3,5]
Chairman and
Chief Executive Officer

Ashland Inc.
(energy company)

Chairman, Finance Committee

Director since 1995

ROBERT N. CLAY[3,4]
President and
Chief Executive Officer

Clay Holding Company
(investments)

Director since 1987

GEORGE A. DAVIDSON, JR.[1,2,6]
Retired Chairman

Dominion Resources, Inc.
(public utility holding
company)

Chairman, Credit Committee

Director since 1988

DAVID F. GIRARD-DICARLO[1,6]
Co-Chairman, Chief Executive
Officer and Managing Partner

Blank Rome Comisky &
McCauley LLP
(law firm)

Director since 1995

WALTER E. GREGG, JR.[2,3]
Vice Chairman

The PNC Financial Services
Group, Inc.

Director since 1998

WILLIAM R. JOHNSON[5]
Chairman, President and
Chief Executive Officer

H.J. Heinz Company
(food products company)

Director since 1997

BRUCE C. LINDSAY[1,3]
Chairman and
Managing Director

Brind-Lindsay & Co., Inc.
(advisory company)

Director since 1995

* *W. CRAIG MCCLELLAND*[2,4,5]
Retired Chairman and
Chief Executive Officer

Union Camp Corporation
(paper manufacturing and
land resources)

Chairman, Committee on
Corporate Governance

Director since 1985

THOMAS H. O'BRIEN[2,3]
Retired Chairman

The PNC Financial Services
Group, Inc.

Chairman,
Executive Committee

Director since 1983

JANE G. PEPPER[1,4]
President

Pennsylvania
Horticultural Society
(nonprofit horticultural
membership organization)

Director since 1997

JAMES E. ROHR[2,6]
Chairman, President and
Chief Executive Officer

The PNC Financial Services
Group, Inc.

Director since 1989

LORENE K. STEFFES[4,6]
General Manager
Global Electronics Industry

International Business
Machines Corporation
(electronics industry products
and solutions, strategy, sales
and marketing)

Director since 2000

DENNIS F. STRIGL
President and
Chief Executive Officer

Verizon Wireless, Inc.
(wireless communications)

Director since 2001

THOMAS J. USHER[2,4,5]
Chairman, President and
Chief Executive Officer

United States Steel Corporation
(integrated steelmaker)

Chairman, Personnel and
Compensation Committee

Director since 1992

MILTON A. WASHINGTON[5,6]
President and
Chief Executive Officer

Allegheny Housing
Rehabilitation Corporation
(housing rehabilitation and
construction)

Director since 1994

HELGE H. WEHMEIER[1,2,4]
President and
Chief Executive Officer

Bayer Corporation
(healthcare, life sciences and
chemicals)

Chairman, Audit Committee

Director since 1992

Committees:
1 Audit
2 Executive
3 Finance
4 Corporate Governance
5 Personnel and Compensation
6 Credit

* Retiring as of April 23, 2002

FINANCIAL REVIEW

REPORTS ON CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STATISTICAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

	Year ended December 31				
Dollars in millions, except per share data	**2001**	2000	1999	1998	1997
SUMMARY OF OPERATIONS					
Interest income	**$4,137**	$4,732	$4,583	$5,024	$4,912
Interest expense	**1,875**	2,568	2,239	2,536	2,467
Net interest income	**2,262**	2,164	2,344	2,488	2,445
Provision for credit losses	**903**	136	163	225	70
Noninterest income before net securities gains	**2,412**	2,871	2,428	2,070	1,583
Net securities gains	**131**	20	22	16	40
Noninterest expense	**3,338**	3,071	2,843	2,698	2,403
Income from continuing operations before income taxes	**564**	1,848	1,788	1,651	1,595
Income taxes	**187**	634	586	571	557
Income from continuing operations	**377**	1,214	1,202	1,080	1,038
Income from discontinued operations, net of tax	**5**	65	62	35	14
Net income before cumulative effect of accounting change	**382**	1,279	1,264	1,115	1,052
Cumulative effect of accounting change, net of tax	**(5)**				
Net income	**$377**	$1,279	$1,264	$1,115	$1,052
PER COMMON SHARE					
Basic earnings					
Continuing operations	**$1.27**	$4.12	$3.98	$3.53	$3.29
Discontinued operations	**.02**	.23	.21	.11	.04
Before cumulative effect of accounting change	**1.29**	4.35	4.19	3.64	3.33
Cumulative effect of accounting change	**(.02)**				
Net income	**$1.27**	$4.35	$4.19	$3.64	$3.33
Diluted earnings					
Continuing operations	**$1.26**	$4.09	$3.94	$3.49	$3.24
Discontinued operations	**.02**	.22	.21	.11	.04
Before cumulative effect of accounting change	**1.28**	4.31	4.15	3.60	3.28
Cumulative effect of accounting change	**(.02)**				
Net income	**$1.26**	$4.31	$4.15	$3.60	$3.28
Book value (At December 31)	**$20.54**	$21.88	$19.23	$18.86	$16.87
Cash dividends declared	**$1.92**	$1.83	$1.68	$1.58	$1.50

This Financial Review should be read in conjunction with The PNC Financial Services Group, Inc. and subsidiaries ("Corporation" or "PNC") Consolidated Financial Statements and Statistical Information included herein. Certain prior-period amounts have been reclassified to conform with the current year presentation. For information regarding certain business risks, see the Risk Factors and Risk Management sections in this Financial Review. Also, see the Forward-Looking Statements section in this Financial Review for certain other factors that could cause actual results to differ materially from forward-looking statements or historical performance.

Dollars in millions	2001	2000	1999	1998	1997
	At or Year ended December 31				
BALANCE SHEET HIGHLIGHTS					
Assets	**$69,568**	$69,844	$69,286	$70,754	$71,694
Earning assets	**57,875**	59,373	60,268	63,547	63,798
Loans, net of unearned income	**37,974**	50,601	49,673	57,633	54,235
Securities	**13,908**	5,902	5,960	4,472	8,040
Loans held for sale	**4,189**	1,655	3,477	467	18
Deposits	**47,304**	47,664	45,802	46,150	46,956
Borrowed funds	**12,090**	11,718	14,229	15,939	16,958
Shareholders' equity	**5,823**	6,656	5,946	6,043	5,384
Common shareholders' equity	**5,813**	6,344	5,633	5,729	5,069
SELECTED RATIOS					
From Continuing Operations					
Return on					
Average common shareholders' equity	**5.65%**	20.52%	21.29%	20.14%	19.74%
Average assets	**.54**	1.76	1.76	1.55	1.52
Net interest margin	**3.84**	3.64	3.86	3.99	3.98
Noninterest income to total revenue	**52.7**	57.0	50.9	45.4	39.6
Efficiency (a)	**65.39**	56.85	55.54	54.81	55.33
From Net Income					
Return on					
Average common shareholders' equity	**5.65**	21.63	22.41	20.81	20.01
Average assets	**.53**	1.68	1.69	1.49	1.49
Net interest margin	**3.81**	3.37	3.68	3.85	3.94
Noninterest income to total revenue	**52.8**	59.3	52.8	47.0	41.3
Efficiency (a)	**65.27**	55.17	54.82	54.76	56.07
Loans to deposits	**80**	106	108	125	116
Dividend payout	**151.65**	42.06	40.22	43.43	45.39
Leverage (b)	**6.8**	8.0	6.6	7.3	7.3
Common shareholders' equity to assets	**8.36**	9.08	8.13	8.10	7.07
Average common shareholders' equity to average assets	**9.15**	8.44	8.13	7.56	7.57

(a) The efficiency ratio is noninterest expense divided by the sum of taxable-equivalent net interest income and noninterest income. Amortization, distributions on capital securities and mortgage banking risk management activities are excluded for purposes of computing this ratio. Excluding the impact of charges in 2001 related to strategic initiatives and additions to reserves related to insured residual value exposures, the efficiency ratios from continuing operations and from net income were 58.14% and 58.07%, respectively.

(b) Includes discontinued operations in the years 1997 through 1999.

OVERVIEW

THE PNC FINANCIAL SERVICES GROUP, INC.

The Corporation is one of the largest diversified financial services companies in the United States, operating businesses engaged in regional community banking, corporate banking, real estate finance, asset-based lending, wealth management, asset management and global fund services. The Corporation provides certain products and services nationally and others in PNC's primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky. The Corporation also provides certain banking, asset management and global fund services internationally.

The most significant events affecting PNC's financial results in 2001 were the actions PNC took to reposition its banking businesses. The impact of these and other actions resulted in charges totaling $1.181 billion or $768 million after tax.

PNC continues to pursue strategies to build a more diverse and valuable business mix designed to create shareholder value over time. PNC's focus is on increasing the contribution from more highly-valued businesses such as asset management and processing while reducing lending leverage and improving the risk/return characteristics of traditional banking businesses. BlackRock and PFPC continued to grow revenues at attractive rates and contributed an increasing proportion of the Corporation's earnings. While PNC Advisors was adversely impacted by weak equity market conditions in 2001, customer growth continued with further investment in the sales and brokerage force.

PNC's goal is to derive a greater proportion of its revenue from less volatile, fee-based products and services. Over the past three years, PNC has reduced loans by $20 billion and unfunded loan commitments by $25 billion and the loans to deposits ratio has improved from 121% at December 31, 1998 to 80% at December 31, 2001. The term "loans" in this report excludes loans held for sale and securities that represent interests in pools of loans.

STRATEGIC REPOSITIONING

PNC took several actions in 2001 to accelerate the strategic repositioning of its lending businesses that began in 1998. Loans were reduced $12.6 billion from year end 2000 primarily due to residential mortgage securitizations and runoff, transfers to held for sale and the managed reduction of institutional loans. A total of $12.0 billion of credit exposure (comprised of loans outstanding, unfunded commitments and letters of credit) including $6.2 billion of outstandings were designated for exit or sale during the year, of which $10.1 billion and $4.3 billion, respectively, related to the institutional lending portfolio. The remaining credit exposure and outstandings related to PNC's vehicle leasing business that it decided to discontinue.

Historically, vehicle leasing had provided appropriate returns at reasonable risk with returns primarily dependent upon residual value insurance protection. Recently, circumstances in the vehicle leasing industry have changed as depressed market conditions combined with manufacturers' pricing incentives have significantly dampened revenues and weakened the used car market. In addition, residual value protection has become more difficult and significantly more costly to obtain. Also, in the fourth quarter of 2001 one of the companies that issued residual value insurance policies to PNC was placed in liquidation. PNC's vehicle leasing business had $1.9 billion in assets at December 31, 2001 that have been designated for exit and are expected to mature over a period of approximately five years. Costs incurred in 2001 to exit this business and additions to reserves related to insured residual value exposures totaled $135 million.

In connection with these repositioning actions and other strategic initiatives, $1.2 billion of pretax charges were taken in 2001 as detailed in the tables below. The charges related to institutional lending repositioning reflect adjustments to market value that include the impact of deterioration in asset quality and market liquidity conditions, among other factors.

Details Of Strategic Repositioning Charges

Year ended December 31, 2001 - in millions	Pretax charges
Institutional lending repositioning	**$973**
Vehicle leasing	**135**
Asset impairment and severance costs	**37**
Facilities consolidation and other charges	**36**
Total charges	**$1,181**

Strategic Repositioning Charges By Business

Year ended December 31, 2001 - in millions	Pretax charges
Corporate Banking	**$907**
Regional Community Banking	**148**
PNC Business Credit	**48**
PFPC	**36**
PNC Real Estate Finance	**35**
Other	**7**
Total	**$1,181**

Strategic Repositioning Charges By Income Statement Caption

Year ended December 31, 2001 – in millions	Pretax charges
Provision for credit losses	**$714**
Noninterest income	
Corporate services	**259**
Net securities gains	**5**
Other	**12**
Noninterest expense	
Staff expense	**21**
Equipment	**1**
Other	**169**
Total	**$1,181**

At December 31, 2001, the institutional lending held for sale and exit portfolios had a total of $7.7 billion of credit exposure including $2.8 billion of outstandings. At year end, $5.0 billion of credit exposure including $2.6 billion of outstandings was classified as held for sale, net of total charges of $855 million that represented the excess of principal balances over the lower of cost or market values. Details of the credit exposure and outstandings by business are as follows:

Institutional Lending Held For Sale And Exit Portfolios

December 31, 2001 – in billions	Credit Exposure	Outstandings
LOANS HELD FOR SALE		
Corporate Banking	**$4.6**	**$2.3**
PNC Real Estate Finance	**.3**	**.2**
PNC Business Credit	**.1**	**.1**
Total loans held for sale	**5.0**	**2.6**
EXIT		
Corporate Banking	**2.6**	**.2**
PNC Real Estate Finance	**.1**	
Total exit	**2.7**	**.2**
Total	**$7.7**	**$2.8**

In the first quarter of 2001, PNC closed the sale of its residential mortgage banking business. Certain closing date adjustments are currently in dispute between PNC and the buyer, Washington Mutual Bank, FA. The ultimate financial impact of the sale cannot be determined until the disputes are resolved. See Note 24 Legal Proceedings for additional information.

See Strategic Repositioning in the Risk Factors section of this Financial Review for additional information regarding certain risks associated with executing these strategies.

RESTATEMENTS

Subsequent to year end, PNC announced two changes that affected 2001 results. During 2001, the Corporation entered into transactions with subsidiaries of a third party financial institution (American International Group, Inc.) involving the sale of loans and venture capital investments and the receipt of preferred interests in the subsidiaries.

At the time of the transactions, the loans and venture capital investments were removed from PNC's balance sheet and the preferred interests in the entities were recorded as securities available for sale in conformity with accounting guidance received from PNC's independent auditors. In January 2002, the Federal Reserve Board staff advised PNC that under generally accepted accounting principles the subsidiaries of the third party financial institution should be consolidated into the financial statements of PNC in preparing bank holding company reports. After considering all the circumstances, PNC restated its consolidated financial statements for the second and third quarters of 2001 to conform financial reporting with regulatory reporting requirements. All amounts appearing in this report reflect the consolidation of these entities.

Loans in these entities are included in the consolidated balance sheet as loans held for sale and are carried at the lower of cost or market value. Charges recorded at the dates the assets were sold into the entities were reflected as charge-offs on those loans in portfolio and as valuation adjustments in noninterest income on loans previously classified as held for sale. Subsequent charges to adjust the carrying value of the loans held for sale were also reflected as valuation adjustments.

The amounts contained in this report also include the restatement of the results for the first quarter of 2001 to reflect the correction of an error related to the accounting for the sale of the residential mortgage banking business. This restatement reduced income from discontinued operations and net income for 2001 by $35 million.

See Note 3 Restatements for additional information.

SUMMARY FINANCIAL RESULTS

Consolidated net income for 2001 was $377 million or $1.26 per diluted share. Excluding the effect of adopting the new accounting standard for financial derivatives, net income was $382 million or $1.28 per diluted share compared with $1.279 billion or $4.31 per diluted share for 2000. Income from continuing operations in 2001 was $377 million or $1.26 per diluted share compared with $1.214 billion or $4.09 per diluted share in 2000. Income from discontinued operations was $5 million or $.02 per diluted share in 2001 compared with $65 million or $.22 per diluted share in 2000. Results for 2001 reflect the actions taken during the year to accelerate the repositioning of PNC's lending businesses and other strategic initiatives. These charges, totaling $1.2 billion pretax, reduced 2001 net income by $768 million or $2.65 per diluted share.

Return on average common shareholders' equity was 5.65% and return on average assets was .53% for 2001 compared with 21.63% and 1.68%, respectively, for 2000.

The residential mortgage banking business is reflected in discontinued operations throughout the Corporation's consolidated financial statements. Accordingly, the earnings and net assets of the residential mortgage banking business are shown separately on one line in the income statement and balance sheet, respectively, for all periods presented. The remainder of the presentation in this Financial Review reflects continuing operations, unless otherwise noted.

Taxable-equivalent net interest income of $2.278 billion for 2001 increased 4% compared with 2000. The increase was primarily due to the impact of transaction deposit growth and a lower rate environment that was partially offset by the impact of continued downsizing of the loan portfolio. The net interest margin widened 20 basis points to 3.84% for 2001 compared with 3.64% for 2000. The increase was primarily due to the impact of the lower rate environment, the benefit of growth in transaction deposits and the downsizing of higher-cost, less valuable retail certificates and wholesale deposits.

The provision for credit losses was $903 million for 2001, which included expense of $714 million associated with the institutional lending repositioning initiatives described above. The provision was $136 million in 2000.

Noninterest income was $2.543 billion for 2001 compared with $2.891 billion in 2000. Noninterest income in 2001 included charges of $259 million for valuation adjustments on loans held for sale related to the institutional lending repositioning and $17 million of charges for asset impairments associated with other strategic initiatives. A $111 million increase in net securities gains and growth in asset management, fund servicing, consumer services and other revenue was more than offset by net losses of $179 million resulting from lower valuations of equity management investments as well as reduced brokerage and corporate services revenue as a result of lower capital markets activity.

Noninterest expense was $3.338 billion for 2001 compared with $3.071 billion for 2000. Excluding charges in 2001 of $135 million related to PNC's vehicle leasing business and $56 million of integration and severance costs related to downsizing and other strategic initiatives, noninterest expense increased 2% compared with 2000.

Total assets were $69.6 billion at December 31, 2001 compared with $69.8 billion at December 31, 2000. At December 31, 2001, loans were $38 billion and loans held for sale were $4.2 billion, including $2.6 billion of institutional loans held for sale. At December 31, 2000, loans were $50.6 billion and loans held for sale were $1.7 billion, consisting primarily of student loans. Average interest-earning assets were $59.3 billion for 2001 compared with $59.9 billion for 2000. A decline in average loans and average loans held for sale was largely offset by an increase in average securities available for sale.

Shareholders' equity totaled $5.8 billion at December 31, 2001 compared with $6.7 billion at December 31, 2000. The payment of dividends, the impact of share buybacks, the retirement of preferred stock and lower earnings in 2001 accounted for the decline. During 2001, PNC repurchased 9.5 million shares of common stock and purchased and retired preferred stock for $301 million. The regulatory capital ratios were 6.8% for leverage, 7.8% for tier I risk-based and 11.8% for total risk-based capital at December 31, 2001 compared with 8.0% for leverage, 8.6% for tier I risk-based and 12.6% for total risk-based capital at December 31, 2000.

Nonperforming assets were $391 million at December 31, 2001 compared with $372 million at December 31, 2000. The ratio of nonperforming assets to total loans, loans held for sale and foreclosed assets was .93% at December 31, 2001 compared with .71% at December 31, 2000.

The allowance for credit losses was $630 million and represented 1.66% of total loans and 299% of nonaccrual loans at December 31, 2001. The comparable amounts were $675 million, 1.33% and 209%, respectively, at December 31, 2000. See Note 11 Allowance For Credit Losses, Critical Accounting Policies and Judgments in the Risk Factors section and Credit Risk in the Risk Management section of this Financial Review.

2002 OPERATING ENVIRONMENT

Management expects 2002 will be another challenging year with a weak economy and moderate capital markets recovery, if any. The following challenges, and the Corporation's success in addressing them, will be among the factors that influence PNC's 2002 operating results and its ability to redeploy capital, mitigate or avoid additional valuation charges to earnings, and meet revenue and earnings targets for 2002:

- Expeditious disposition of loans held for sale without significant valuation losses;
- Maintaining stable asset quality in all loan portfolios;
- Successfully integrating the National Bank of Canada ("NBOC") asset-based lending acquisition and managing the related serviced portfolio as described on page 35;
- Continuing to invest in and sustain revenue growth of fee-based businesses such as asset management and processing notwithstanding market volatility and intense competition; and
- Continuing to improve the risk/return dynamics of traditional banking businesses by building value-added customer relationships, leveraging technology and managing the revenue/expense relationship.

See the Risk Factors, Risk Management and Forward-Looking Statements sections of this Financial Review for additional information.

REVIEW OF BUSINESSES

PNC operates seven major businesses engaged in regional community banking, corporate banking, real estate finance, asset-based lending, wealth management, asset management and global fund services.

Results of individual businesses are presented based on PNC's management accounting practices and the Corporation's management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to generally accepted accounting principles; therefore, the financial results of individual businesses are not necessarily comparable with similar information for any other financial services institution. Financial results are presented, to the extent practicable, as if each business operated on a stand-alone basis.

The management accounting process uses various balance sheet and income statement assignments and transfers to measure performance of the businesses. Methodologies change from time to time as management accounting practices are enhanced and businesses change. Securities available for sale or borrowings and related net interest income are assigned based on the net asset or liability position of each business. Capital is assigned based on management's assessment of inherent risks and equity levels at independent companies providing similar products and services. The allowance for credit losses is allocated based on management's assessment of risk inherent in the loan portfolios. Support areas not directly aligned with the businesses are allocated primarily based on the utilization of services.

Total business financial results differ from consolidated results from continuing operations primarily due to differences between management accounting practices and generally accepted accounting principles, equity management activities, minority interest in income of consolidated entities, residual asset and liability management activities, unallocated reserves, eliminations and unassigned items, the impact of which is reflected in the "Other" category. Details of inter-segment revenues are included in Note 26 Segment Reporting. The operating results and financial impact of the disposition of the residential mortgage banking business, previously PNC Mortgage, are included in discontinued operations.

The impact of the institutional lending repositioning and other strategic actions that occurred during 2001 is reflected in the business results presented in the table below. The charges are separately identified in the business income statements. Performance ratios in the results of individual businesses reflect the impact of the charges.

Results Of Businesses

	Earnings (Net Loss)		Revenue (a)		Return on Assigned Capital		Average Assets	
Year ended December 31 - dollars in millions	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Banking Businesses								
Regional Community Banking	**$596**	$590	**$2,231**	$2,033	**22%**	22%	**$40,285**	$38,958
Corporate Banking	**(375)**	241	**764**	844	**(30)**	18	**16,685**	17,746
PNC Real Estate Finance	**38**	84	**213**	229	**10**	21	**5,290**	5,889
PNC Business Credit	**22**	49	**134**	119	**13**	32	**2,463**	2,271
Total banking businesses	**281**	964	**3,342**	3,225	**6**	21	**64,723**	64,864
Asset Management and Processing								
PNC Advisors	**143**	173	**735**	792	**26**	32	**3,330**	3,500
BlackRock	**107**	87	**533**	477	**25**	27	**684**	537
PFPC	**36**	47	**738**	674	**17**	22	**1,771**	1,578
Total asset management and processing	**286**	307	**2,006**	1,943	**24**	28	**5,785**	5,615
Total business results	**567**	1,271	**5,348**	5,168	**10**	23	**70,508**	70,479
Other	**(190)**	(57)	**(527)**	(95)			**(153)**	(1,988)
Results from continuing operations	**377**	1,214	**4,821**	5,073	**6**	21	**70,355**	68,491
Discontinued operations	**5**	65					**51**	487
Results before cumulative effect of accounting change	**382**	1,279	**4,821**	5,073	**6**	22	**70,406**	68,978
Cumulative effect of accounting change	**(5)**							
Total consolidated - as reported	**$377**	$1,279	**$4,821**	$5,073	**6**	22	**$70,406**	$68,978

(a) Business revenues are presented on a taxable-equivalent basis except for BlackRock and PFPC.

REGIONAL COMMUNITY BANKING

Year ended December 31 Taxable-equivalent basis Dollars in millions	2001	2000
INCOME STATEMENT		
Net interest income	**$1,466**	$1,414
Other noninterest income	**679**	608
Net securities gains	**86**	11
Total revenue	**2,231**	2,033
Provision for credit losses	**50**	45
Noninterest expense	**1,099**	1,071
Vehicle leasing	**135**	
Asset impairment and severance costs	**13**	
Pretax earnings	**934**	917
Income taxes	**338**	327
Earnings	**$596**	$590
AVERAGE BALANCE SHEET		
Loans		
Consumer		
Home equity	**$6,293**	$5,419
Indirect automobile	**814**	1,215
Other consumer	**835**	897
Total consumer	**7,942**	7,531
Residential mortgage	**7,912**	11,619
Commercial	**3,557**	3,649
Vehicle leasing	**1,901**	1,322
Other	**133**	144
Total loans	**21,445**	24,265
Securities available for sale	**10,241**	5,539
Loans held for sale	**1,293**	1,297
Assigned assets and other assets	**7,306**	7,857
Total assets	**$40,285**	$38,958
Deposits		
Noninterest-bearing demand	**$4,571**	$4,548
Interest-bearing demand	**5,713**	5,428
Money market	**12,162**	10,253
Total transaction deposits	**22,446**	20,229
Savings	**1,870**	1,992
Certificates	**11,906**	13,745
Total deposits	**36,222**	35,966
Other liabilities	**1,345**	363
Assigned capital	**2,718**	2,629
Total funds	**$40,285**	$38,958
PERFORMANCE RATIOS		
Return on assigned capital	**22%**	22%
Noninterest income to total revenue	**34**	30
Efficiency	**54**	51

Regional Community Banking provides deposit, branch-based brokerage, electronic banking and credit products and services to retail customers as well as deposit, credit, treasury management and capital markets products and services to small businesses primarily within PNC's geographic region.

Regional Community Banking's strategic focus is on driving sustainable revenue growth, aggressively managing the revenue/expense relationship and improving the risk/return dynamic of this business. Regional Community Banking utilizes knowledge-based marketing capabilities to analyze customer demographic information, transaction patterns and delivery preferences to develop customized banking packages focused on improving customer satisfaction and profitability.

Regional Community Banking has also invested heavily in building a sales culture and infrastructure while improving efficiency. Capital investments have been strategically directed towards the expansion of multi-channel distribution, consistent with customer preferences, as well as the delivery of relevant customer information to all distribution channels.

In the fourth quarter of 2001, the Corporation made the decision to discontinue its vehicle leasing business. This portfolio is expected to mature over a period of approximately five years. Costs incurred in 2001 to exit this business and additions to reserves related to insured residual value exposures totaled $135 million. See Strategic Repositioning and Critical Accounting Policies and Judgments in the Risk Factors section of this Financial Review for additional information. Also, pretax charges of $13 million were incurred for asset impairment and severance costs related to other strategic initiatives.

Regional Community Banking earnings were $596 million in 2001 compared with $590 million in 2000.

Total revenue increased 10% to $2.231 billion for 2001. Excluding net securities gains from both periods, revenue increased 6% in the period-to-period comparison primarily due to higher consumer transaction deposit activity in 2001, gains on sales of residential mortgage loans and sales of student loans in repayment.

The provision for credit losses for 2001 was $50 million compared with $45 million for 2000. See Critical Accounting Policies and Judgments in the Risk Factors section and Credit Risk in the Risk Management section of this Financial Review for additional information.

Total loans decreased in the comparison primarily due to the reduction of residential mortgage loans resulting from sales and securitizations and the continued downsizing of the indirect automobile lending portfolio. Securities available for sale increased in the year-to-year comparison due to the retention of interests from the securitization of residential mortgage loans combined with net securities purchases for balance sheet and interest rate risk management activities.

Transaction deposits grew 11% on average in the comparison primarily driven by an increase in money market deposits that resulted from targeted consumer marketing initiatives to add new accounts and retain existing customers as higher cost certificates of deposit were de-emphasized.

CORPORATE BANKING

Year ended December 31 Taxable-equivalent basis Dollars in millions	2001	2000
INCOME STATEMENT		
Credit-related revenue	**$408**	$411
Noncredit revenue	**356**	433
Total revenue	**764**	844
Provision for credit losses	**57**	79
Noninterest expense	**381**	394
Institutional lending repositioning	**891**	
Asset impairment and severance costs	**16**	
Pretax (loss) earnings	**(581)**	371
Income tax (benefit) expense	**(206)**	130
(Net loss) earnings	**$(375)**	$241
AVERAGE BALANCE SHEET		
Loans		
Middle market	**$5,811**	$6,553
Large corporate	**3,103**	3,193
Energy, metals and mining	**1,233**	1,507
Communications	**1,110**	1,501
Leasing	**2,322**	1,844
Other	**328**	357
Total loans	**13,907**	14,955
Loans held for sale	**367**	800
Other assets	**2,411**	1,991
Total assets	**$16,685**	$17,746
Deposits	**$4,729**	$4,701
Assigned funds and other liabilities	**10,705**	11,714
Assigned capital	**1,251**	1,331
Total funds	**$16,685**	$17,746
PERFORMANCE RATIOS		
Return on assigned capital	**(30)%**	18%
Noncredit revenue to total revenue	**64**	51
Efficiency	**71**	46

Corporate Banking provides credit, equipment leasing, treasury management and capital markets products and services primarily to mid-sized corporations and government entities within PNC's geographic region. The strategic focus for Corporate Banking is to adapt its institutional expertise to the middle market with an emphasis on higher-margin noncredit products and services, especially treasury management and capital markets, and to improve the risk/return characteristics of its institutional lending business.

During 2001, Corporate Banking took actions to accelerate the repositioning of its institutional lending business. A total of $9.7 billion of credit exposure including $4.0 billion of outstandings were designated for exit or sale. Charges related to these actions were $891 million, including $41 million of charge-offs on loans designated for exit in the first quarter of 2001. Institutional lending credits designated for exit or sale were primarily in the communications portfolio, certain portions of the energy, metals and mining and large corporate portfolios, and relationships where the potential for future returns was considered unacceptable in relation to risk. At December 31, 2001, the exit and held for sale portfolios had total credit exposure of $7.2 billion including outstandings of $2.5 billion. Of these amounts, $4.6 billion and $2.3 billion, respectively, were classified as held for sale, net of charges of $850 million that represented the excess of principal balances outstanding over the lower of cost or market values. The Corporation is pursuing opportunities to liquidate the held for sale portfolio expeditiously. Gains and losses may result from the liquidation of loans held for sale to the extent actual performance differs from estimates inherent in the recorded amounts or market valuations change. See Strategic Repositioning and Critical Accounting Policies and Judgments in the Risk Factors section of this Financial Review for additional information. Additionally, a pretax charge of $16 million was incurred in 2001 for asset impairment and severance costs.

Corporate Banking incurred a net loss of $375 million in 2001 compared with earnings of $241 million in 2000.

Total revenue of $764 million for 2001 decreased $80 million compared with 2000. Credit-related revenue decreased 1% compared with 2000 as the impact of a wider net interest margin was more than offset by a decrease in average loans. The decrease in average loans in 2001 was primarily due to downsizing partially offset by the expansion of equipment leasing. Noncredit revenue includes noninterest income and the benefit of compensating balances received in lieu of fees. Noncredit revenue decreased $77 million compared with 2000 primarily due to the impact of weak capital market conditions that resulted in lower capital markets fees and losses resulting from lower valuations of equity investments.

Total credit costs in the 2001 consolidated provision for credit losses were $733 million, including $57 million reflected in the Corporate Banking provision for credit losses and $676 million reflected in the institutional lending repositioning charge that represented net charge-offs. Additionally, $76 million was charged against the allowance for credit losses. The institutional lending repositioning charge also included $215 million of valuation adjustments related to loans held for sale. The provision for credit losses was $79 million in 2000. See Strategic Repositioning and Critical Accounting Policies and Judgments in the Risk Factors section and Credit Risk in the Risk Management section of this Financial Review for additional information.

Treasury management and capital markets products offered through Corporate Banking are sold by several businesses across the Corporation and related profitability is included in the results of those businesses. Consolidated revenue from treasury management was $331 million for 2001 compared with $341 million for 2000. Increases in fee revenue were more than offset by lower income earned on customers' deposit balances resulting from the lower interest rate environment in 2001 and the impact of downsizing institutional lending. Consolidated revenue from capital markets was $123 million for 2001, a $10 million decrease compared with 2000 due to weak capital market conditions and the impact of changing customer relationships due to downsizing certain lending portfolios.

PNC REAL ESTATE FINANCE

Year ended December 31 Taxable-equivalent basis Dollars in millions	2001	2000
INCOME STATEMENT		
Net interest income	**$118**	$121
Noninterest income		
Commercial mortgage banking	**58**	68
Other	**37**	40
Total noninterest income	**95**	108
Total revenue	**213**	229
Provision for credit losses	**16**	(7)
Noninterest expense	**157**	145
Institutional lending repositioning	**34**	
Severance costs	**1**	
Pretax earnings	**5**	91
Income tax (benefit) expense	**(33)**	7
Earnings	**$38**	$84
AVERAGE BALANCE SHEET		
Loans		
Commercial real estate	**$2,337**	$2,427
Commercial – real estate related	**1,751**	2,118
Total loans	**4,088**	4,545
Commercial mortgages held for sale	**279**	396
Other assets	**923**	948
Total assets	**$5,290**	$5,889
Deposits	**$518**	$697
Assigned funds and other liabilities	**4,375**	4,784
Assigned capital	**397**	408
Total funds	**$5,290**	$5,889
PERFORMANCE RATIOS		
Return on assigned capital	**10%**	21%
Noninterest income to total revenue	**43**	47
Efficiency	**60**	51

PNC Real Estate Finance provides credit, capital markets, treasury management, commercial mortgage loan servicing and other financial products and services to developers, owners and investors in commercial real estate. PNC's commercial real estate financial services platform provides processing services through Midland Loan Services, Inc., a leading third-party provider of loan servicing and technology to the commercial real estate finance industry, and national syndication of affordable housing equity through Columbia Housing Partners, LP ("Columbia").

On October 17, 2001, PNC completed the acquisition of certain lending and servicing-related business from TRI Acceptance Corporation. The acquisition expands PNC Real Estate Finance's reach in multi-family finance, combining permanent loan capacity with PNC's traditional interim lending activities and Columbia's tax credit syndication capabilities.

Over the past three years, PNC Real Estate Finance has been strategically shifting to a more balanced and valuable revenue stream by focusing on real estate processing businesses and increasing the value of its lending business by seeking to sell more fee-based products.

During 2001, PNC Real Estate Finance took actions to accelerate the downsizing of its institutional lending business. A total of $400 million of credit exposure including $250 million of outstandings were designated for exit or held for sale. Charges related to these actions were $34 million. At December 31, 2001, $324 million of credit exposure including $244 million of outstandings were classified as held for sale, net of charges of $34 million that represented the excess of principal balances outstanding over the lower of cost or market values. See Strategic Repositioning and Critical Accounting Policies and Judgments in the Risk Factors section of this Financial Review for additional information. A $1 million pretax charge for severance costs was incurred in 2001.

PNC Real Estate Finance earned $38 million in 2001 compared with $84 million in 2000.

Total revenue was $213 million for 2001 compared with $229 million for 2000. The decrease was primarily due to higher amortization of servicing intangibles caused by lower interest rates and lower commercial mortgage-backed securitization gains. The commercial mortgage servicing portfolio increased 26% to $68 billion at December 31, 2001 as shown below:

Commercial Mortgage Servicing Portfolio

In billions	2001	2000
January 1	**$54**	$45
Acquisitions/additions	**25**	17
Repayments/transfers	**(11)**	(8)
December 31	**$68**	$54

Total credit costs in the 2001 consolidated provision for credit losses were $44 million, including $16 million reflected in the PNC Real Estate Finance provision for credit losses and $28 million reflected in the institutional lending repositioning charge that represented net charge-offs. Additionally, $14 million was charged against the allowance for credit losses. The institutional lending repositioning charge also included $6 million of valuation adjustments related to loans held for sale. The provision for 2000 reflected a net recovery of $7 million. See Critical Accounting Policies and Judgments in the Risk Factors section and Credit Risk in the Risk Management section of this Financial Review for additional information.

Noninterest expense was $157 million for 2001 compared with $145 million in the prior year. The increase was primarily due to non-cash (passive) losses on affordable housing investments that were more than offset by related income tax credits.

PNC BUSINESS CREDIT

Year ended December 31 Taxable-equivalent basis Dollars in millions	2001	2000
INCOME STATEMENT		
Net interest income	**$104**	$99
Noninterest income	**30**	20
Total revenue	**134**	119
Provision for credit losses	**19**	12
Noninterest expense	**31**	30
Institutional lending repositioning	**48**	
Pretax earnings	**36**	77
Income taxes	**14**	28
Earnings	**$22**	$49
AVERAGE BALANCE SHEET		
Loans	**$2,331**	$2,197
Loans held for sale	**72**	24
Other assets	**60**	50
Total assets	**$2,463**	$2,271
Deposits	**$77**	$66
Assigned funds and other liabilities	**2,223**	2,053
Assigned capital	**163**	152
Total funds	**$2,463**	$2,271
PERFORMANCE RATIOS		
Return on assigned capital	**13%**	32%
Efficiency	**30**	24

PNC Business Credit provides asset-based lending, capital markets and treasury management products and services to middle market customers nationally. PNC Business Credit's lending services include loans secured by accounts receivable, inventory, machinery and equipment, and other collateral, and its customers include manufacturing, wholesale, distribution, retailing and service industry companies.

In January 2002, PNC Business Credit acquired a portion of the U.S. asset-based lending business of NBOC. As a result of this acquisition, PNC Business Credit established six new marketing offices and enhanced its presence as one of the premier asset-based lenders for the middle market customer segment. At the acquisition date, credit exposure acquired was approximately $2.6 billion including $1.5 billion of loan outstandings. None of the loans were nonperforming at acquisition.

Additionally, PNC Business Credit agreed to service a portion of NBOC's remaining U.S. asset-based loan portfolio ("serviced portfolio") for a period of eighteen months. The serviced portfolio consisted of approximately $670 million of credit exposure including $463 million of outstandings as of the acquisition date. At closing, $138 million of these outstandings were classified as nonperforming. The serviced portfolio's credit exposure and outstandings are expected to be reduced through managed liquidation and runoff during the eighteen-month servicing period. At the end of the servicing term, NBOC has the right to transfer the then remaining serviced portfolio to PNC Business Credit. PNC Business Credit established a liability of $112 million in 2002 as part of the allocation of the purchase price to reflect this obligation. The amount of this liability will be assessed quarterly with any changes recognized in earnings. During the servicing term, NBOC will be responsible for realized credit losses with respect to the serviced portfolio to a maximum of $50 million. If the right to transfer is exercised, the Corporation is responsible for realized credit losses on the serviced portfolio that may occur during the eighteen-month period in excess of certain NBOC specific reserves related to those assets, when applicable (available only on specified credits), and the $50 million first loss position. PNC Business Credit management currently expects the amounts indicated above to be adequate to cover potential losses in connection with the serviced portfolio.

During 2001, as part of the overall lending repositioning, a total of $88 million of credit exposure including $78 million of outstandings was designated for sale. At December 31, 2001, $40 million of credit exposure including $30 million of outstandings was classified as held for sale, net of charges of $48 million that represented the excess of principal balances outstanding over the lower of cost or market values. See Strategic Repositioning and Critical Accounting Policies and Judgments in the Risk Factors section of this Financial Review for additional information.

PNC Business Credit earnings were $22 million in 2001 compared with $49 million in 2000.

Revenue was $134 million for 2001, a $15 million or 13% increase compared with 2000 primarily due to higher net interest income, as a result of loan growth, and higher noninterest income. The increase in noninterest income primarily resulted from gains on sales of equity interests received as compensation in conjunction with lending relationships. Such gains, if any, are recognized infrequently and may produce variability in revenues from period to period.

Total credit costs in the 2001 consolidated provision for credit losses were $29 million, including $19 million reflected in the PNC Business Credit provision for credit losses and $10 million reflected in the institutional lending repositioning charge that represented net charge-offs. The institutional lending repositioning charge also included $38 million of valuation adjustments related to loans held for sale. The provision for credit losses was $12 million in 2000. PNC Business Credit loans are secured loans to borrowers, many with a weaker credit risk rating. As a result, these loans exhibit a higher risk of default. PNC Business Credit attempts to mitigate this risk through higher interest rates, direct control of cash flows, and collateral. The impact of these loans on the provision for credit losses and the level of nonperforming assets may be even more pronounced during periods of economic downturn. See Critical Accounting Policies and Judgments in the Risk Factors section and Credit Risk in the Risk Management section of this Financial Review for additional information.

PNC Advisors

Year ended December 31 Taxable-equivalent basis Dollars in millions	2001	2000
Income Statement		
Net interest income	**$128**	$136
Noninterest income		
Investment management and trust	**393**	421
Brokerage	**130**	171
Other	**84**	64
Total noninterest income	**607**	656
Total revenue	**735**	792
Provision for credit losses	**2**	5
Noninterest expense	**504**	511
Pretax earnings	**229**	276
Income taxes	**86**	103
Earnings	**$143**	$173
Average Balance Sheet		
Loans		
Consumer	**$1,103**	$965
Residential mortgage	**848**	962
Commercial	**528**	602
Other	**384**	532
Total loans	**2,863**	3,061
Other assets	**467**	439
Total assets	**$3,330**	$3,500
Deposits	**$2,058**	$2,034
Assigned funds and other liabilities	**730**	917
Assigned capital	**542**	549
Total funds	**$3,330**	$3,500
Performance Ratios		
Return on assigned capital	**26%**	32%
Noninterest income to total revenue	**83**	83
Efficiency	**68**	64

PNC Advisors provides a full range of tailored investment products and services to affluent individuals and families, including full-service brokerage through J.J.B. Hilliard, W.L. Lyons, Inc. ("Hilliard Lyons") and investment advisory services to the ultra-affluent through Hawthorn. PNC Advisors also serves as investment manager and trustee for employee benefit plans and charitable and endowment assets. PNC Advisors is focused on selectively expanding Hilliard Lyons and Hawthorn, increasing market share in PNC's primary geographic region and leveraging its expansive distribution platform.

PNC Advisors earned $143 million in 2001 compared with $173 million in 2000. Earnings for 2001 decreased 17% compared with the prior year primarily due to a $57 million decrease in total revenue resulting from the impact of weak equity market conditions on brokerage activity and asset management fees. Investment management and trust revenue benefited from accrual adjustments of $15 million in 2001 and $11 million in 2000. Management expects that revenue and earnings in this business will continue to be challenged at least until equity market conditions improve.

Noninterest expense decreased $7 million in the year-to-year comparison primarily due to lower production-based compensation and expense management initiatives.

Assets Under Management **(a)**

December 31 – in billions	2001	2000
Personal investment management and trust	**$47**	$50
Institutional trust	**13**	15
Total	**$60**	$65

(a) Excludes brokerage assets administered.

Assets under management decreased $5 billion as net new asset inflows of $1 billion from new and existing customers during 2001 were more than offset by a decline in the value of the equity component of customers' portfolios. See Business and Economic Conditions and Asset Management Performance in the Risk Factors section of this Financial Review for additional information regarding matters that could impact PNC Advisors' revenue.

Brokerage assets administered by PNC Advisors were $28 billion at December 31, 2001 and 2000 and were also impacted by weak equity market conditions.

PNC Advisors expects to continue to focus on acquiring new customers and growing and expanding existing customer relationships while aggressively managing its revenue/expense relationship.

Year ended December 31 Dollars in millions	2001	2000
INCOME STATEMENT		
Investment advisory and administrative fees	**$495**	$453
Other income	**38**	24
Total revenue	**533**	477
Operating expense	**292**	248
Fund administration and servicing costs – affiliates	**61**	76
Amortization of intangible assets	**10**	10
Total expense	**363**	334
Operating income	**170**	143
Nonoperating income	**11**	7
Pretax earnings	**181**	150
Income taxes	**74**	63
Earnings	**$107**	$87
PERIOD-END BALANCE SHEET		
Intangible assets	**$182**	$192
Other assets	**502**	345
Total assets	**$684**	$537
Liabilities	**$198**	$169
Stockholders' equity	**486**	368
Total liabilities and stockholders' equity	**$684**	$537
PERFORMANCE DATA		
Return on equity	**25%**	27%
Operating margin (a)	**36**	36
Diluted earnings per share	**$1.65**	$1.35

(a) Excludes the impact of fund administration and servicing costs - affiliates.

BlackRock is one of the largest publicly traded investment management firms in the United States with approximately $239 billion of assets under management at December 31, 2001. BlackRock manages assets on behalf of institutions and individuals worldwide through a variety of fixed income, liquidity and equity mutual funds, separate accounts and alternative investment products. Mutual funds include the flagship fund families, BlackRock Funds and BlackRock Provident Institutional Funds. In addition, BlackRock provides risk management and investment system services to institutional investors under the BlackRock Solutions name.

BlackRock continues to focus on delivering superior investment performance to clients while pursuing strategies to build on core strengths and to selectively expand the firm's expertise and breadth of distribution.

Earnings increased 23% in the year-to-year comparison primarily due to a $35 billion or 17% increase in assets under management. New client mandates and additional funding from existing clients resulted in $31 billion or 90% of the increase in assets under management.

Total revenue for 2001 increased $56 million or 12% compared with 2000 primarily due to new institutional liquidity and fixed-income business and strong sales of BlackRock Solutions products. The increase in operating expense in the year-to-year comparison supported revenue growth and business expansion.

See Business and Economic Conditions and Asset Management Performance in the Risk Factors section of this Financial Review for additional information regarding matters that could impact asset management revenue.

Assets Under Management

December 31 – in billions	2001	2000
Separate accounts		
Fixed income	**$119**	$104
Liquidity	**7**	6
Liquidity – securities lending	**11**	12
Equity	**10**	9
Alternative investment products	**5**	3
Total separate accounts	**152**	134
Mutual funds (a)		
Fixed income	**16**	13
Liquidity	**62**	43
Equity	**9**	14
Total mutual funds	**87**	70
Total assets under management	**$239**	$204

(a) Includes BlackRock Funds, BlackRock Provident Institutional Funds, BlackRock Closed End Funds, Short Term Investment Funds and BlackRock Global Series Funds.

BlackRock, Inc. is approximately 70% owned by PNC and is listed on the New York Stock Exchange under the symbol BLK. Additional information about BlackRock is available in its filings with the Securities and Exchange Commission ("SEC") and may be obtained electronically at the SEC's home page at www.sec.gov.

Year ended December 31 Dollars in millions	2001	2000
INCOME STATEMENT		
Fund servicing revenue	**$738**	$674
Operating expense	**536**	501
Amortization	**25**	31
Operating income	**177**	142
Nonoperating income (a)	**14**	31
Debt financing	**94**	95
Facilities consolidation and other charges	**36**	
Pretax earnings	**61**	78
Income taxes	**25**	31
Earnings	**$36**	$47
AVERAGE BALANCE SHEET		
Intangible assets	**$1,065**	$1,107
Other assets	**706**	471
Total assets	**$1,771**	$1,578
Assigned funds and other liabilities	**$1,563**	$1,369
Assigned capital	**208**	209
Total funds	**$1,771**	$1,578
PERFORMANCE RATIOS		
Return on assigned capital	**17%**	22%
Operating margin	**19**	21

(a) Net of nonoperating expense

PFPC is the largest full-service mutual fund transfer agent and second largest provider of mutual fund accounting and administration services in the United States, providing a wide range of fund services to the investment management industry. PFPC also provides processing solutions to the international marketplace through its Ireland and Luxembourg operations.

To meet the growing needs of the European marketplace, PFPC continues its pursuit of offshore expansion. PFPC is also focusing technological resources on targeted Web-based initiatives and exploring strategic alliances.

In the fourth quarter of 2001, PFPC incurred $36 million of pretax charges largely related to a plan to consolidate certain facilities as a follow-up to the integration of the Investor Services Group ("ISG") acquisition. The charges primarily reflect termination costs related to exiting certain lease agreements and the abandonment of related leasehold improvements.

PFPC earned $36 million in 2001 compared with $47 million in 2000. Excluding facilities consolidation and other charges in 2001, earnings increased $12 million or 26% in the year-to-year comparison and the return on assigned capital and operating margin improved to 28% and 24%, respectively. The increase was primarily due to growth in transfer agency and subaccounting revenue that resulted from an increase in shareholder accounts serviced, and $9 million of nonrecurring fee adjustments.

Revenue of $738 million for 2001 increased $64 million compared with 2000. An increase in shareholder accounts serviced drove strong performance in transfer agency and subaccounting revenues. The benefit of growth in accounting/administration assets and shareholder accounts more than offset the impact on revenue of lower custody assets serviced. Revenue growth rates in this business may be pressured by lower equity valuations, pricing and other competitive factors. See Business and Economic Conditions and Fund Servicing in the Risk Factors section of this Financial Review for additional information regarding matters that could impact fund servicing revenue.

Operating expense increased 7% in the year-to-year comparison as the impact of business expansion was partially mitigated by expense management initiatives and the comparative impact of ISG integration costs that were incurred in the prior year.

Servicing Statistics

December 31	2001	2000
Accounting/administration assets ($ in billions)		
Domestic	**$514**	$454
Foreign	**21**	9
Total	**$535**	$463
Custody assets ($ in billions)	**357**	437
Shareholder accounts (in millions)	**49**	43

CONSOLIDATED STATEMENT OF INCOME REVIEW

NET INTEREST INCOME

Changes in net interest income and margin result from the interaction between the volume and composition of earning assets, related yields and associated funding costs. Accordingly, portfolio size, composition and yields earned and funding costs can have a significant impact on net interest income and margin.

Taxable-equivalent net interest income of $2.278 billion for 2001 increased 4% compared with 2000. The increase was primarily due to the impact of transaction deposit growth and a lower rate environment that was partially offset by the impact of continued downsizing of the loan portfolio. The net interest margin widened 20 basis points to 3.84% for 2001 compared with 3.64% for 2000. The increase was primarily due to the impact of the lower rate environment, the benefit of growth in transaction deposits and downsizing of higher-cost, less valuable retail certificates and wholesale deposits. See Interest Rate Risk in the Risk Management section of this Financial Review for additional information regarding interest rate risk.

Loans represented 76% of average interest-earning assets for 2001 compared with 84% for 2000. The decrease was primarily due to the continued downsizing of certain institutional lending portfolios and the securitization of residential mortgage loans during 2001.

Net Interest Income Analysis

Taxable-equivalent basis Year ended December 31 Dollars in millions	Average Balances			Interest Income/Expense			Average Yields/Rates		
	2001	2000	Change	**2001**	2000	Change	**2001**	2000	Change
Interest-earning assets									
Loans held for sale	**$2,021**	$2,507	$(486)	**$119**	$204	$(85)	**5.89%**	8.14%	(225)bp
Securities	**10,867**	6,061	4,806	**627**	389	238	**5.77**	6.42	(65)
Loans, net of unearned income									
Commercial	**19,658**	21,685	(2,027)	**1,418**	1,839	(421)	**7.21**	8.48	(127)
Commercial real estate	**2,580**	2,685	(105)	**184**	240	(56)	**7.13**	8.94	(181)
Consumer	**9,099**	9,177	(78)	**732**	791	(59)	**8.04**	8.62	(58)
Residential mortgage	**8,801**	12,599	(3,798)	**635**	900	(265)	**7.22**	7.14	8
Lease financing	**4,223**	3,222	1,001	**293**	235	58	**6.94**	7.29	(35)
Other	**460**	650	(190)	**30**	55	(25)	**6.52**	8.46	(194)
Total loans, net of unearned income	**44,821**	50,018	(5,197)	**3,292**	4,060	(768)	**7.34**	8.12	(78)
Other	**1,632**	1,289	343	**115**	97	18	**7.05**	7.53	(48)
Total interest-earning assets/ interest income	**59,341**	59,875	(534)	**4,153**	4,750	(597)	**7.00**	7.93	(93)
Noninterest-earning assets	**11,014**	8,616	2,398						
Investment in discontinued operations	**51**	487	(436)						
Total assets	**$70,406**	$68,978	$1,428						
Interest-bearing liabilities									
Deposits									
Demand and money market	**$21,322**	$18,735	$2,587	**506**	658	(152)	**2.37**	3.51	(114)
Savings	**1,928**	2,050	(122)	**18**	36	(18)	**.93**	1.76	(83)
Retail certificates of deposit	**12,313**	14,642	(2,329)	**634**	826	(192)	**5.15**	5.64	(49)
Other time	**522**	621	(99)	**34**	40	(6)	**6.51**	6.44	7
Deposits in foreign offices	**829**	1,473	(644)	**37**	93	(56)	**4.46**	6.31	(185)
Total interest-bearing deposits	**36,914**	37,521	(607)	**1,229**	1,653	(424)	**3.33**	4.41	(108)
Borrowed funds	**13,482**	13,746	(264)	**646**	915	(269)	**4.79**	6.66	(187)
Total interest-bearing liabilities/ interest expense	**50,396**	51,267	(871)	**1,875**	2,568	(693)	**3.72**	5.01	(129)
Noninterest-bearing liabilities, minority interest, capital securities and shareholders' equity	**20,010**	17,711	2,299						
Total liabilities, minority interest, capital securities and shareholders' equity	**$70,406**	$68,978	$1,428						
Interest rate spread							**3.28**	2.92	36
Impact of noninterest-bearing sources							**.56**	.72	(16)
Net interest income/margin				**$2,278**	$2,182	$96	**3.84%**	3.64%	20bp

Securities represented 18% of average interest-earning assets for 2001 compared with 10% for 2000. The increase was primarily due to the retention of interests from the securitization of residential mortgage loans and net securities purchases upon redeployment of funds resulting from loan downsizing and interest rate risk management activities.

Funding cost is affected by the volume and composition of funding sources as well as related rates paid thereon. Average deposits comprised 64% and 66% of total sources of funds for 2001 and 2000, respectively, with the remainder primarily comprised of wholesale funding obtained at prevailing market rates.

Average interest-bearing demand and money market deposits increased $2.6 billion or 14% compared with 2000, primarily reflecting the impact of strategic marketing initiatives to grow more valuable transaction accounts, while all other interest-bearing deposit categories decreased in the year-to-year comparison as management de-emphasized these more costly sources of funds. Average borrowed funds for 2001 were essentially flat compared with 2000.

PROVISION FOR CREDIT LOSSES

The provision for credit losses was $903 million for 2001 compared with $136 million for 2000. The increase was primarily related to provision expense of $714 million to provide for net charge-offs associated with institutional lending repositioning initiatives in 2001. As a result of these charge-offs and other reserve activity in 2001, the allowance for credit losses was $630 million at December 31, 2001 compared with $675 million at December 31, 2000. See Credit Risk in the Risk Management section and Critical Accounting Policies and Judgments in the Risk Factors section of this Financial Review for additional information regarding credit risk.

NONINTEREST INCOME

Noninterest income was $2.543 billion for 2001 compared with $2.891 billion in 2000.

Asset management fees of $848 million for 2001 increased $39 million or 5% primarily driven by new institutional business and strong fixed-income performance at BlackRock which more than offset decreases at PNC Advisors primarily due to the impact of declining equity markets. Consolidated assets under management were $284 billion at December 31, 2001, a 12% increase compared with December 31, 2000. Fund servicing fees were $724 million for 2001, a $70 million increase compared with 2000 primarily driven by new client growth.

Service charges on deposits increased 6% to $218 million for 2001 mainly due to an increase in transaction deposit accounts. Brokerage fees were $206 million for 2001 compared with $249 million for 2000 as increased fees from sales of insurance products were more than offset by declines in other brokerage revenue due to weak equity markets.

Consumer services revenue of $229 million for 2001 increased $20 million or 10% compared with 2000 mainly due to the expansion of PNC's ATM network and the increase in transaction deposit accounts.

Corporate services revenue was $60 million for 2001 compared with $342 million for 2000. Revenue in 2001 was adversely impacted by valuation adjustments on loans held for sale of $259 million. In addition, increases in treasury management and CMBS servicing revenue were more than offset by the comparative impact of losses resulting from lower valuations of equity investments and lower capital markets fees in 2001.

Equity management, which is comprised of venture capital activities, reflected net losses of $179 million for 2001 compared with net gains of $133 million in 2000. The decrease primarily resulted from a decline in the estimated fair value of both limited partnership and direct investments. At December 31, 2001, equity management investments held by PNC and consolidated subsidiaries totaled approximately $574 million. Approximately 53% of that amount is invested directly in a variety of companies and 47% is invested in various limited partnerships. The valuation of equity management assets is subject to the performance of the underlying companies as well as market conditions and may be volatile. The Corporation's strategy in equity management is to attract funding from investors and generate a greater proportion of revenues from fees earned by managing investments for others. See Business and Economic Conditions and Critical Accounting Policies and Judgments in the Risk Factors section of this Financial Review for additional information regarding equity management assets.

Net securities gains were $131 million for 2001 compared with $20 million in 2000.

Other noninterest income was $306 million for 2001 compared with $269 million for 2000. Excluding $12 million of asset write-downs in the fourth quarter of 2001, other noninterest income increased 18% primarily due to higher revenue from trading activities and gains on the sale of residential mortgage loans. Net trading income included in other noninterest income was $142 million in 2001 compared with $84 million in 2000. See details in Note 7 Trading Activities.

NONINTEREST EXPENSE

Noninterest expense was $3.338 billion for 2001 compared with $3.071 billion for 2000. Costs to exit the vehicle leasing business, including the impairment of goodwill associated with a prior acquisition and employee severance costs, and additions to reserves related to insured residual value exposures totaled $135 million and are included in 2001 noninterest expense. In addition, $56 million of integration and severance costs related to other strategic initiatives were incurred in 2001. Excluding these items, noninterest expense increased 2% compared with 2000. The increase was primarily in businesses that have shown higher revenue growth including Regional Community Banking, BlackRock and PFPC. Average full-time equivalent employees totaled approximately 24,500 and 24,100 for 2001 and 2000, respectively. The increase was mainly in asset management and processing businesses.

CONSOLIDATED BALANCE SHEET REVIEW

LOANS

Loans were $38.0 billion at December 31, 2001, a decrease of $12.6 billion from year end 2000 primarily due to residential mortgage securitizations and runoff, transfers to held for sale and the managed reduction of institutional loans.

Details Of Loans

December 31 - in millions	2001	2000
Commercial		
Manufacturing	**$3,352**	$5,581
Retail/wholesale	**3,856**	4,413
Service providers	**2,136**	2,944
Real estate related	**1,720**	1,783
Financial services	**1,362**	1,726
Communications	**139**	1,296
Health care	**517**	722
Other	**2,123**	2,742
Total commercial	**15,205**	21,207
Commercial real estate		
Mortgage	**592**	673
Real estate project	**1,780**	1,910
Total commercial real estate	**2,372**	2,583
Consumer		
Home equity	**7,016**	6,228
Automobile	**773**	1,166
Other	**1,375**	1,739
Total consumer	**9,164**	9,133
Residential mortgage	**6,395**	13,264
Lease financing	**5,557**	4,845
Other	**445**	568
Unearned income	**(1,164)**	(999)
Total, net of unearned income	**$37,974**	$50,601

At December 31, 2001, loans of $38.0 billion included $1.9 billion of vehicle leases and $200 million of commercial loans that have been designated for exit.

LOANS HELD FOR SALE

Loans held for sale were $4.2 billion at December 31, 2001 compared with $1.7 billion at December 31, 2000. In the fourth quarter of 2001, PNC designated for exit $3.1 billion of loans and $7.9 billion of institutional credit exposure. Of these amounts, $2.3 billion, net of $.6 billion of related charges, with total credit exposure of $4.6 billion were transferred to loans held for sale. Approximately $276 million of loans held at December 31, 2001 by subsidiaries of a third-party financial institution are classified in the consolidated financial statements as loans held for sale. Substantially all student loans are classified as loans held for sale. See Note 14 Securitizations for information as to any interests retained in these loans.

Details Of Loans Held For Sale

December 31 -- in millions	2001	2000
Institutional lending repositioning	**$2,568**	$286
Student loans	**1,340**	1,201
Other	**281**	168
Total loans held for sale	**$4,189**	$1,655

See Strategic Repositioning and Critical Accounting Policies and Judgments in the Risk Factors section of this Financial Review for additional information regarding loans held for sale.

SECURITIES

Total securities at December 31, 2001 were $13.9 billion compared with $5.9 billion at December 31, 2000. Total securities represented 20% of total assets at December 31, 2001 compared with 8% at December 31, 2000. The increase was primarily due to purchases of mortgage-backed and asset-backed securities during 2001 and the retention of interests from the securitization of residential mortgage loans as loans declined and were replaced with securities.

At December 31, 2001, the securities available for sale balance included a net unrealized loss of $132 million, which represented the difference between fair value and amortized cost. The comparable amount at December 31, 2000 was a net unrealized loss of $54 million. Net unrealized gains and losses in the securities available for sale portfolio are included in accumulated other comprehensive income or loss, net of tax or, for the portion attributable to a hedged risk as part of a fair value hedge strategy, in net income. The expected weighted-average life of securities available for sale was 4 years at

December 31, 2001 compared with 4 years and 5 months at December 31, 2000.

Securities designated as held to maturity are carried at amortized cost and are assets of subsidiaries of a third party financial institution, which are consolidated in PNC's financial statements. The expected weighted-average life of securities held to maturity was 18 years and 11 months at December 31, 2001. PNC had no securities held to maturity at December 31, 2000.

Details Of Securities

In millions	Amortized Cost	Fair Value
December 31, 2001		
SECURITIES AVAILABLE FOR SALE		
Debt securities		
U.S. Treasury and government agencies	**$808**	**$807**
Mortgage-backed	**7,302**	**7,261**
Asset-backed	**5,166**	**5,093**
State and municipal	**62**	**64**
Other debt	**75**	**75**
Corporate stocks and other	**264**	**245**
Total securities available for sale	**$13,677**	**$13,545**
SECURITIES HELD TO MATURITY		
Debt securities		
U.S. Treasury and government agencies	**$260**	**$257**
Asset-backed	**8**	**8**
Other debt	**95**	**95**
Total securities held to maturity	**$363**	**$360**
December 31, 2000		
SECURITIES AVAILABLE FOR SALE		
Debt securities		
U.S. Treasury and government agencies	$313	$313
Mortgage-backed	4,037	4,002
Asset-backed	902	893
State and municipal	94	96
Other debt	73	73
Corporate stocks and other	537	525
Total securities available for sale	$5,956	$5,902

See Securitizations in the Risk Management section of this Financial Review and Note 14 Securitizations for additional information regarding the change in securities available for sale.

FUNDING SOURCES

Total funding sources were $59.4 billion at December 31, 2001 and 2000. Demand and money market deposits increased due to ongoing strategic marketing efforts to retain customers, as higher-cost, less valuable retail certificates of deposit were de-emphasized. The change in the composition of borrowed funds reflected a shift within categories to manage overall funding costs. See Liquidity Risk under Risk Management in the Financial Review section for additional information.

Details Of Funding Sources

December 31 - in millions	2001	2000
Deposits		
Demand and money market	**$32,589**	$28,771
Savings	**1,942**	1,915
Retail certificates of deposit	**10,727**	14,175
Other time	**472**	567
Deposits in foreign offices	**1,574**	2,236
Total deposits	**47,304**	47,664
Borrowed funds		
Federal funds purchased	**167**	1,445
Repurchase agreements	**954**	607
Bank notes and senior debt	**6,362**	6,110
Federal Home Loan Bank borrowings	**2,047**	500
Subordinated debt	**2,298**	2,407
Other borrowed funds	**262**	649
Total borrowed funds	**12,090**	11,718
Total	**$59,394**	$59,382

CAPITAL

The access to and cost of funding new business initiatives including acquisitions, the ability to engage in expanded business activities, the ability to pay dividends, the level of deposit insurance costs, and the level and nature of regulatory oversight depend, in large part, on a financial institution's capital strength. At December 31, 2001, the Corporation and each bank subsidiary were considered "well-capitalized" based on regulatory capital ratio requirements. See Note 19 Regulatory Matters and Supervision and Regulation in the Risk Factors section of this Financial Review for additional information.

Risk-Based Capital

December 31 - dollars in millions	2001	2000
Capital components		
Shareholders' equity		
Common	**$5,813**	$6,344
Preferred	**10**	312
Trust preferred capital securities	**848**	848
Minority interest	**134**	109
Goodwill and other intangibles	**(2,174)**	(2,312)
Net unrealized securities losses		
Continuing operations	**86**	35
Discontinued operations		45
Net unrealized gains on cash flow hedge derivatives	**(98)**	
Other, net	**(20)**	(14)
Tier I risk-based capital	**4,599**	5,367
Subordinated debt	**1,616**	1,811
Minority interest	**36**	
Eligible allowance for credit losses	**707**	667
Total risk-based capital	**$6,958**	$7,845
Assets		
Risk-weighted assets and off-balance-sheet instruments, and market risk equivalent assets	**$58,958**	$62,430
Average tangible assets	**67,604**	66,809
Capital ratios		
Tier I risk-based	**7.8%**	8.6%
Total risk-based	**11.8**	12.6
Leverage	**6.8**	8.0

The capital position is managed through balance sheet size and composition, issuance of debt and equity instruments, treasury stock activities, dividend policies and retention of earnings.

During 2001, PNC purchased a portion and redeemed the balance of the outstanding shares of Fixed/Adjustable Rate Noncumulative Preferred Stock Series F for approximately $301 million.

During 2001, PNC repurchased 9.5 million shares of its common stock. On January 3, 2002, the Board of Directors authorized the Corporation to purchase up to 35 million shares of its common stock through February 29, 2004. These shares may be purchased in the open market or privately negotiated transactions. This authorization terminated any prior authorization. The extent and timing of any share repurchases will depend on a number of factors including, among others, progress in disposing of loans held for sale, regulatory capital considerations, alternative uses of capital and receipt of regulatory approvals if then required.

Risk Factors

The Corporation is subject to a number of risks including, among others, those described below and in the Risk Management and Forward-Looking Statements sections of this Financial Review. These factors and others could impact the Corporation's business, financial condition and results of operations.

Business and Economic Conditions

The Corporation's business and results of operations are sensitive to general business and economic conditions in the United States. These conditions include the level and movement of interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, and the strength of the U.S. economy, in general, and the regional economies in which the Corporation conducts business. A sustained weakness or further weakening of the economy could decrease the value of loans held for sale, decrease the demand for loans and other products and services offered by the Corporation, increase usage of unfunded commitments or increase the number of customers and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to the Corporation. An increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of nonperforming assets, net charge-offs, provision for credit losses, and valuation adjustments on loans held for sale. Changes in interest rates could affect the value of certain on-balance-sheet and off-balance-sheet financial instruments of the Corporation. Higher interest rates would also increase the Corporation's cost to borrow funds and may increase the rate paid on deposits. Changes in interest rates could also affect the value of assets under management. In a period of rapidly rising interest rates, certain assets under management would likely be negatively impacted by reduced asset values and increased redemptions. Also, changes in equity markets could affect the value of equity investments and the value of net assets under management and administration. A decline in the equity markets adversely affected results in 2001 and could continue to negatively affect noninterest revenues in future periods.

Strategic Repositioning

The Corporation took several actions in 2001 to accelerate the strategic repositioning of its lending business that began in 1998. These actions entail a degree of risk pending completion.

At December 31, 2001, $5.0 billion of institutional lending credit exposure including $2.6 billion of outstandings were classified as held for sale. A total of $169 million of these loans was included in nonperforming assets at that date. The loans are carried at the lower of cost or estimated fair market value. The estimation of fair market values involves a number of judgments, and is inherently uncertain. In addition, the value of loan assets is affected by a variety of company, industry, economic and other factors, and can be volatile. If the value of loans held for sale deteriorates prior to disposition, valuation adjustments will be made through charges to earnings. Moreover, deterioration in the condition of the borrowers could lead to additional loans being placed on nonperforming status. See Critical Accounting Policies and Judgments for additional information.

During the fourth quarter of 2001, the Corporation decided to discontinue its vehicle leasing business and recorded charges of $135 million related to exit costs and additions to reserves related to insured residual value exposures. At December 31, 2001, approximately $1.9 billion of vehicle leases remained on the Corporation's books. These leases are expected to mature over a period of approximately five years. During this period, the Corporation will continue to be subject to risks inherent in the vehicle leasing business, including credit risk and the risk that vehicles returned during or at the conclusion of the lease term cannot be disposed of at a price at least as great as the Corporation's remaining investment in the vehicles after application of any available residual value insurance or related reserves.

In January 2001, PNC sold its residential mortgage banking business. Certain closing date purchase price adjustments aggregating approximately $300 million pretax are currently in dispute between the parties. The Corporation has established a receivable of approximately $140 million to reflect additional purchase price it believes is due from the buyer. The buyer has taken the position that the purchase price it has already paid should be reduced by approximately $160 million. The Corporation has established specific reserves related to a portion of its recorded receivable. The purchase agreement requires that an independent public accounting firm determine the final adjustments. The buyer also has filed a lawsuit against the Corporation seeking compensatory damages with respect to certain of the disputed matters that the Corporation believes are covered by the process provided in the purchase agreement, unquantified punitive damages and declaratory and other relief. Management intends to assert the Corporation's positions vigorously. Management believes that, net of available reserves, an adverse outcome, expected to be recorded in discontinued operations, could be material to net income in the period in which recorded, but that the final disposition of this matter will not be material to the Corporation's financial position.

Critical Accounting Policies And Judgments

The Corporation's consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in Note 1 Accounting Policies. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variations and may significantly affect PNC's reported results and financial position for the period or in future periods. Changes in underlying factors, assumptions, or estimates in any of these areas could have a material impact on PNC's future financial condition and results of operations.

Allowance For Credit Losses

The allowance for credit losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated probable credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the credit portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, value of collateral, estimated losses on consumer loans and residential mortgages, and general amounts for historical loss experience. The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the various credit portfolios. All of these factors may be susceptible to significant change. Also, the allocation of the allowance to specific loan pools is based on historical loss trends and management's judgment concerning those trends. Commercial loans are the largest category of credits and are the most sensitive to changes in assumptions and judgments underlying the determination of the allowance. As such, approximately $467 million or 74% of the total allowance at December 31, 2001 has been allocated to the commercial loan category. This allocation also considers other relevant factors such as actual versus estimated losses, regional and national economic conditions, business segment and portfolio concentrations, industry competition and consolidation, the impact of government regulations, and risk of potential estimation or judgmental errors. To the extent actual outcomes differ from management estimates, additional provision for credit losses may be required that would adversely impact earnings in future periods.

Loans Held For Sale

Loans are classified as held for sale based on management's intent to sell them. At the initial transfer date of a loan from portfolio to held for sale, any lower of cost or market ("LOCOM") adjustment is recorded as a charge-off. This results in a new cost basis. Any subsequent adjustment as a result of the LOCOM analysis is recognized as a valuation adjustment with changes included in noninterest income. Although the market value for certain held for sale assets may be readily obtainable, other assets require significant judgments by management as to the value that could be realized at the balance sheet date. These assumptions include but are not limited to the cash flows generated from the asset, the timing of a sale, the value of any collateral, the market conditions for the particular credit, overall investor demand for these assets and the determination of a proper discount rate. Changes in market conditions and actual liquidation experience may result in additional valuation adjustments that could adversely impact earnings in future periods.

Equity Management Asset Valuation

Equity management assets are valued at each balance sheet date based primarily on either, in the case of limited partnership investments, the financial statements received from the limited partnership or, with respect to direct investments, the estimated fair value. Changes in the market value of these investments are reflected in the Corporation's results of operations as equity management income. The value of limited partnership investments is based on the financial statements received from the general partners. Due to the nature of the direct investments, management must make assumptions as to future performance, financial condition, liquidity, availability of capital, and market conditions, among others, to determine the estimated fair value of the investments. Market conditions and actual performance of the companies invested in could differ from these assumptions resulting in lower valuations that could adversely impact earnings in future periods.

Lease Residuals

Leases are carried at the aggregate of lease payments and the estimated residual value of the leased property, less unearned income. The Corporation provides financing for various types of equipment, aircraft, energy and power systems and rolling stock through a variety of lease arrangements. A significant portion of the residual value is guaranteed by governmental entities or covered by residual value insurance. Residual values are subject to judgments as to the value of the underlying equipment that can be affected by changes in economic and market conditions and the financial viability of the residual guarantors and insurers. To the extent not guaranteed or assumed by a third party, or otherwise insured against, the Corporation bears the risk of ownership of the leased assets including the risk that the actual value of the leased assets at the end of the lease term will be less than the residual value which could result in a charge and adversely impact earnings in future periods.

Goodwill And Other Amortizable Assets

Goodwill arising from business acquisitions represents the value attributable to unidentifiable intangible elements in the business acquired. The majority of the Corporation's goodwill relates to value inherent in fund servicing and banking businesses. The value of this goodwill is dependent upon the Corporation's ability to provide quality, cost effective services in the face of competition from other market leaders on a national and global basis. This ability in turn relies upon continuing investments in processing systems, the development of value-added service features, and the ease of use of the Corporation's services.

As such, goodwill value is supported ultimately by revenue which is driven by the volume of business transacted and the market value of the assets under administration. A decline in earnings as a result of a lack of growth or the Corporation's inability to deliver cost effective services over sustained periods can lead to impairment of goodwill which could result in a charge and adversely impact earnings in future periods.

Total goodwill and other amortizable assets were $2.4 billion at December 31, 2001.

Supervision And Regulation

The Corporation operates in highly regulated industries. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with consumer-related protections for loan, deposit, fiduciary, mutual fund and other customers. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Corporation is subject to comprehensive examination and supervision by, among other regulatory bodies, the Federal Reserve Board and the Office of the Comptroller of the Currency. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies. The examination process and the regulators' associated supervisory tools could materially impact the conduct, growth and profitability of the

Corporation's operations. Additional information is included in Note 19 Regulatory Matters and Item 1 of the Corporation's Annual Report on Form 10-K.

RESTATEMENTS

Early in 2002, the Corporation announced two restatements affecting previously reported financial results. See Note 3 Restatements. The Corporation is a defendant in several lawsuits filed after announcement of the restatement related to consolidation of subsidiaries of a third party financial institution. The staffs of the Securities and Exchange Commission and the Federal Reserve Board have informed the Corporation that they are conducting inquiries into the transactions that are the subject of such restatement. In addition, the reputational risk created by the restatements may have consequences to the Corporation in such areas as business generation and retention, funding and liquidity that cannot be predicted at this time.

MONETARY AND OTHER POLICIES

The financial services industry is subject to various monetary and other policies and regulations of the United States government and its agencies, which include the Federal Reserve Board, the Office of the Comptroller of Currency and the Federal Deposit Insurance Corporation as well as state regulators. The Corporation is particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States. The Federal Reserve Board's policies influence the rates of interest that PNC charges on loans and pays on interest-bearing deposits and can also affect the value of on-balance-sheet and off-balance-sheet financial instruments. Those policies also influence, to a significant extent, the cost of funding for the Corporation.

COMPETITION

PNC operates in a highly competitive environment, both in terms of the products and services offered and the geographic markets in which PNC conducts business. This environment could become even more competitive in the future. The Corporation competes with local, regional and national banks, thrifts, credit unions and non-bank financial institutions, such as investment banking firms, investment advisory firms, brokerage firms, investment companies, venture capital firms, mutual fund complexes and insurance companies, as well as other entities that offer financial and processing services, and through alternative delivery channels such as the World Wide Web. Technological advances and legislation, among other changes, have lowered barriers to entry, have made it possible for non-bank institutions to offer products and services that traditionally have been provided by banks, and have increased the level of competition faced by the Corporation. Many of the Corporation's competitors benefit from fewer regulatory constraints and lower cost structures, allowing for more competitive pricing of products and services.

DISINTERMEDIATION

Disintermediation is the process of eliminating the role of the intermediary in completing a transaction. For the financial services industry, this means eliminating or significantly reducing the role of banks and other depository institutions in completing transactions that have traditionally involved banks. Disintermediation could result in, among other things, the loss of customer deposits and decreases in transactions that generate fee income.

ASSET MANAGEMENT PERFORMANCE

Asset management revenue is primarily based on a percentage of the value of assets under management and performance fees expressed as a percentage of the returns realized on assets under management. A decline in the value of debt and equity instruments, among other things, could cause asset management revenue to decline.

Investment performance is an important factor for the level of assets under management. Poor investment performance could impair revenue and growth as existing clients might withdraw funds in favor of better performing products. Also, performance fees could be lower or nonexistent. Additionally, the ability to attract funds from existing and new clients might diminish.

FUND SERVICING

Fund servicing fees are primarily based on the market value of the assets and the number of shareholder accounts administered by the Corporation for its clients. A rise in interest rates or a sustained weakness or further weakening or volatility in the debt and equity markets could influence an investor's decision to invest or maintain an investment in a mutual fund. As a result, fluctuations may occur in the level or value of assets that the Corporation has under administration. A significant investor migration from mutual fund investments could have a negative impact on the Corporation's revenues by reducing the assets and the number of shareholder accounts it administers. There has been and continues to be merger, acquisition and consolidation activity in the financial services industry. Mergers or consolidations of financial institutions in the future could reduce the number of existing or potential fund servicing clients.

ACQUISITIONS

The Corporation expands its business from time to time by acquiring other financial services companies. Factors pertaining to acquisitions that could adversely affect the Corporation's business and earnings include, among others: anticipated cost savings or potential revenue enhancements that may not be fully realized or realized within the expected time frame; key employee, customer or revenue loss following an acquisition that may be greater than expected; and costs or difficulties related to the integration of businesses that may be greater than expected.

TERRORIST ACTIVITIES

The impact of the September 11th terrorist attacks or any future terrorist activities and responses to such activities cannot be predicted at this time with respect to severity or duration. The impact could adversely affect the Corporation in a number of ways including, among others, an increase in delinquencies, bankruptcies or defaults that could result in a higher level of nonperforming assets, net charge-offs and provision for credit losses.

RISK MANAGEMENT

In the normal course of business, the Corporation assumes various types of risk, which include, among other things, credit risk, interest rate risk, liquidity risk, and risk associated with trading activities, financial derivatives and "off-balance sheet" activities. PNC has risk management processes designed to provide for risk identification, measurement and monitoring.

CREDIT RISK

Credit risk represents the possibility that a borrower, counterparty or insurer may not perform in accordance with contractual terms. Credit risk is inherent in the financial services business and results from extending credit to customers, purchasing securities and entering into financial derivative transactions. The Corporation seeks to manage credit risk through, among other things, diversification, limiting credit exposure to any single industry or customer, requiring collateral, selling participations to third parties, and purchasing credit-related derivatives.

ALLOWANCE FOR CREDIT LOSSES

The Corporation maintains an allowance for credit losses to absorb losses inherent in the loan portfolio. The allowance is determined based on regular quarterly assessments of the probable estimated losses inherent in the loan portfolio and is in compliance with applicable regulatory standards and generally accepted accounting principles. The methodology for measuring the appropriate level of the allowance consists of several elements, including specific allocations to impaired loans, allocations to pools of non-impaired loans and unallocated reserves. While allocations are made to specific loans and pools of loans, the total reserve is available for all credit losses.

Specific allowances are established for all loans considered impaired by a method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan." Specific allowances are determined by PNC's Special Asset Committee based on an analysis of the present value of the loan's expected future cash flows, the loan's observable market price or the fair value of the loan's collateral.

Allocations to non-impaired commercial loans (pool reserve allocations) are assigned to pools of loans as defined by PNC's internal risk rating categories. The pool reserve methodology's key elements include expected default probabilities (EDP), loss given default (LGD) and expected commitment usage. EDPs are derived from historical default analyses and are a function of the borrower's risk rating grade and loan tenor. LGDs are derived from historical loss data and are a function of the loan's collateral value and other structural factors that may affect the ultimate ability to collect the loan. The final non-impaired loan reserve allocations are based on this methodology and management's judgment of other relevant factors which may include, among others, regional and national economic conditions, business segment and portfolio concentrations, historical actual versus estimated losses and the volatility of PNC's historic loss trends.

This methodology is sensitive to changes in key risk parameters such as EDPs and LGDs. In general, a given change in any of the major risk parameters will have a commensurate change in the pool reserve allocations to non-impaired commercial loans. Additionally, other factors such as the rate of migration in the severity of problem loans or changes in the distribution of loan tenor will contribute to the final pool reserve allocations.

Consumer and residential mortgage loan allocations are made at a total portfolio level by consumer product line based on actual historical loss experience adjusted for volatility, current economic conditions and other relevant factors.

While PNC's specific and pool reserve methodologies strive to reflect all risk factors, there continues to be certain elements of risk associated with, but not limited to, potential estimation and judgmental errors. Furthermore, events may have occurred as of the reserve evaluation date that are not yet reflected in the risk measures or characteristics of the portfolio due to inherent lags in information. Unallocated reserves are established to provide coverage for such risks.

Senior management's Reserve Adequacy Committee provides oversight for the allowance evaluation process, including quarterly evaluations and methodology and estimation changes. The results of the evaluations are reported to the Credit Committee of the Board of Directors.

Allocation Of Allowance For Credit Losses

December 31 Dollars in millions	2001 Allowance	2001 Loans to Total Loans	2000 Allowance	2000 Loans to Total Loans
Commercial	**$467**	**40.0%**	$536	41.9%
Commercial real estate	**67**	**6.3**	53	5.1
Consumer	**49**	**24.1**	51	18.0
Residential mortgage	**8**	**16.8**	10	26.2
Other	**39**	**12.8**	25	8.8
Total	**$630**	**100.0%**	$675	100.0%

For purposes of this presentation, the unallocated portion of the allowance for credit losses of $143 million has been assigned to loan categories based on the relative specific and pool allocation amounts.

The provision for credit losses for 2001 and the evaluation of the allowance for credit losses as of December 31, 2001 reflected changes in loan portfolio composition, the net impact of downsizing credit exposure and changes in asset quality. The unallocated portion of the allowance for credit losses represents 23% of the total allowance and .38% of total loans at December 31, 2001, compared with 20% and .26%, respectively, at December 31, 2000.

Rollforward Of Allowance For Credit Losses

In millions	2001	2000
January 1	**$675**	$674
Charge-offs	**(985)**	(186)
Recoveries	**37**	51
Net charge-offs	**(948)**	(135)
Provision for credit losses	**903**	136
December 31	**$630**	$675

The allowance as a percent of nonaccrual loans and total loans was 299% and 1.66%, respectively, at December 31, 2001. The comparable year end 2000 percentages were 209% and 1.33%, respectively. During 2001, the Corporation took several actions to accelerate the strategic repositioning of the institutional lending business. These repositioning initiatives resulted in a decrease in commercial loan portfolio credit exposure and a decrease in both specific and pooled allowances at December 31, 2001.

Charge-Offs And Recoveries

Year ended December 31 Dollars in millions	Charge-offs	Recoveries	Net Charge-offs	Percent of Average Loans
2001				
Commercial	**$876**	**$17**	**$859**	**4.37%**
Commercial real estate	**37**	**1**	**36**	**1.40**
Consumer	**42**	**16**	**26**	**.29**
Residential mortgage	**2**	**1**	**1**	**.01**
Lease financing	**28**	**2**	**26**	**.62**
Total	**$985**	**$37**	**$948**	**2.12**
2000				
Commercial	$121	$21	$100	.46%
Commercial real estate	3	4	(1)	(.04)
Consumer	46	22	24	.26
Residential mortgage	8	2	6	.05
Lease financing	8	2	6	.19
Total	$186	$51	$135	.27

Net charge-offs were $948 million for 2001 compared with $135 million for the same period in 2000 and included $804 million of net charge-offs in 2001 related to institutional lending repositioning initiatives, of which $673 million related to charges on loans transferred to held for sale.

NONPERFORMING, PAST DUE AND POTENTIAL PROBLEM ASSETS

Nonperforming assets include nonaccrual loans, troubled debt restructurings, nonaccrual loans held for sale and foreclosed assets. In addition, certain performing assets have interest payments that are past due or have the potential for future repayment problems.

Nonperforming Assets By Type

December 31 - dollars in millions	2001	2000
Nonaccrual loans		
Commercial	**$188**	$312
Commercial real estate	**4**	3
Consumer	**3**	2
Residential mortgage	**5**	4
Lease financing	**11**	2
Total nonaccrual loans	**211**	323
Nonperforming loans held for sale (a)	**169**	33
Foreclosed assets		
Commercial real estate	**1**	3
Residential mortgage	**3**	8
Other	**7**	5
Total foreclosed assets	**11**	16
Total nonperforming assets	**$391**	$372
Nonaccrual loans to total loans	**.56%**	.64%
Nonperforming assets to total loans, loans held for sale and foreclosed assets	**.93**	.71
Nonperforming assets to total assets	**.56**	.53

(a) Includes $6 million of a troubled debt restructured loan held for sale in 2001.

Of the total nonaccrual loans at December 31, 2001, approximately 47% are related to PNC Business Credit. These loans are to borrowers many of which have weaker credit risk ratings. As a result, a greater proportion of such loans may be classified as nonperforming. Such loans are secured by accounts receivable, inventory, machinery and equipment, and other collateral. This secured position helps to mitigate risk of loss on these loans by reducing the reliance on cash flows for repayment. The above table excludes $18 million of equity management assets carried at estimated fair value at December 31, 2001 and 2000. The amount of nonaccrual loans that were current as to principal and interest was $93 million at December 31, 2001 and $67 million at December 31, 2000. The amount of nonperforming loans held for sale that were current as to principal and interest was $8 million at December 31, 2001. There were no nonperforming loans held for sale that were current as to principal and interest at December 31, 2000.

Nonperforming Assets By Business

December 31 – in millions	2001	2000
Regional Community Banking	**$52**	$47
Corporate Banking	**220**	252
PNC Real Estate Finance	**6**	35
PNC Business Credit	**109**	36
PNC Advisors	**4**	2
Total nonperforming assets	**$391**	$372

At December 31, 2001, Corporate Banking, PNC Business Credit and PNC Real Estate Finance had nonperforming loans held for sale of $161 million, $7 million and $1 million, respectively.

Credit quality was adversely impacted in 2001 and a sustained weakness or further weakening of the economy, or other factors that affect asset quality, could result in an increase in the number of delinquencies, bankruptcies or defaults, and a higher level of nonperforming assets, net charge-offs and provision for credit losses in future periods. With the current weak economy and growth in PNC Business Credit, nonperforming assets will likely increase from year end amounts. See the Forward-Looking Statements section of this Financial Review for additional factors that could cause actual results to differ materially from forward-looking statements or historical performance.

Change In Nonperforming Assets

In millions	2001	2000
January 1	**$372**	$325
Transferred from accrual	**852**	471
Returned to performing	**(28)**	(13)
Principal reductions	**(278)**	(184)
Asset sales	**(27)**	(79)
Charge-offs and other	**(500)**	(148)
December 31	**$391**	$372

Accruing Loans And Loans Held For Sale Past Due 90 Days Or More

	Amount		Percent of Total Outstandings	
December 31 Dollars in millions	2001	2000	2001	2000
Commercial	**$54**	$46	**.36%**	.22%
Commercial real estate	**11**	6	**.46**	.23
Consumer	**36**	24	**.39**	.26
Residential mortgage	**56**	36	**.88**	.27
Lease financing	**2**	1	**.05**	.03
Total loans	**159**	113	**.42**	.22
Loans held for sale	**33**	16	**.79**	.97
Total loans and loans held for sale	**$192**	$129	**.46**	.25

Loans and loans held for sale not included in nonperforming or past due categories, but where information about possible credit problems causes management to be uncertain about the borrower's ability to comply with existing repayment terms over the next six months, totaled $87 million and $213 million, respectively, at December 31, 2001, compared with $182 million and $11 million, respectively, at December 31, 2000.

Credit-Related Instruments

Credit default swaps provide, for a fee, an assumption of a portion of the credit risk associated with the underlying financial instruments. The Corporation primarily uses such contracts to mitigate credit risk associated with commercial lending activities. At December 31, 2001, credit default swaps of $198 million in notional value were used by the Corporation to hedge credit risk associated with commercial lending activities.

Interest Rate Risk

Interest rate risk arises primarily through the Corporation's traditional business activities of extending loans and accepting deposits. Many factors, including economic and financial conditions, movements in interest rates and consumer preferences affect the spread between interest earned on assets and interest paid on liabilities. In managing interest rate risk, the Corporation seeks to minimize its reliance on a particular interest rate scenario as a source of earnings while maximizing net interest income and net interest margin. To further these objectives, the Corporation uses securities purchases and sales, short-term and long-term funding, financial derivatives and other capital markets instruments.

Interest rate risk is centrally managed by Asset and Liability Management. The Corporation actively measures and monitors components of interest rate risk including term structure or repricing risk, yield curve or nonparallel rate shift risk, basis risk and options risk. The Corporation measures and manages both the short-term and long-term effects of changing interest rates. An income simulation model is designed to measure the sensitivity of net interest income to changing interest rates over the next twenty-four month period. An economic value of equity model is designed to measure the sensitivity of the value of existing on-balance-sheet and off-balance-sheet positions to changing interest rates.

The income simulation model is the primary tool used to measure the direction and magnitude of changes in net interest income resulting from changes in interest rates. Forecasting net interest income and its sensitivity to changes in interest rates requires that the Corporation make assumptions about the volume and characteristics of new business and the behavior of existing positions. These business assumptions are based on the Corporation's experience, business plans and published industry experience. Key assumptions employed in the model include prepayment speeds on mortgage-related assets and consumer loans, loan volumes and pricing, deposit volumes and pricing, the expected life and repricing characteristics of nonmaturity loans and deposits, and management's financial and capital plans.

Because these assumptions are inherently uncertain, the model cannot precisely estimate net interest income or precisely predict the effect of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to the timing, magnitude and frequency of interest rate changes, the difference between actual experience and the assumed volume and characteristics of new business and behavior of existing positions, and changes in market conditions and management strategies, among other factors.

The Corporation models additional interest rate scenarios covering a wider range of rate movements to identify yield curve, term structure and basis risk exposures. These scenarios are developed based on historical rate relationships or management's expectations regarding the future direction and level of interest rates. Depending on market conditions and other factors, these scenarios may be modeled more or less frequently. Such analyses are used to identify risk and develop strategies.

An economic value of equity model is used by the Corporation to value all current on-balance-sheet and off-balance-sheet positions under a range of instantaneous interest rate changes. The resulting change in the value of equity is a measure of overall long-term interest rate risk inherent in the Corporation's existing on-balance-sheet and off-balance-sheet positions. The Corporation uses the economic value of equity model to complement the net interest income simulation modeling process.

The Corporation's interest rate risk management policies provide that net interest income should not decrease by more than 3% if interest rates gradually increase or decrease from current rates by 100 basis points over a twelve-month period and that the economic value of equity should not decline by more than 1.5% of the book value of assets for a 200 basis point instantaneous increase or decrease in interest rates. Policy exceptions, if any, are reported to the Finance Committee of the Board of Directors.

The following table sets forth the sensitivity results for the last two years.

Interest Sensitivity Analysis

December 31	2001	2000
Net Interest Income Sensitivity Simulation		
Effect on net interest income from gradual interest rate change over following 12 months of:		
100 basis point increase	**(.3)%**	(.3)%
100 basis point decrease	**(2.8)%**	.4%
Economic Value of Equity Sensitivity Model		
Effect on value of on- and off-balance-sheet positions as a percentage of assets from instantaneous change in interest rates of:		
200 basis point increase	**(1.4)%**	(.8)%
200 basis point decrease	**.5%**	(.1)%
Key Period-End Interest Rates		
One month LIBOR	**1.87%**	6.56%
Three-year swap	**4.33%**	5.89%

Current market interest rates, which are used as base rates in the Corporation's net interest income simulation and economic value of equity models, have declined significantly from year-end 2000 to year-end 2001.

The major sources of the change in net interest income sensitivities from 2000 to 2001 are the effects of this decline in rates on two of the key drivers of the simulation results. First, the decline in market rates and the lowering of the rates paid by PNC on transaction deposits have reduced the expected impact that further rate declines could have on the rate paid on transaction deposits. Second, the lower rate environment has increased the effect that a further rate decline could have on the anticipated prepayment rates of mortgage-related assets.

Over the course of 2001, management has taken actions to mitigate the adverse effects of significantly declining interest rates on the Corporation's net interest income. Without these actions, the Corporation's reported sensitivity to a 100 basis point decline in interest rates at year end 2001 would have been significantly higher. These actions included purchasing fixed-rate securities and financial derivatives. The effects of these actions have contributed to the year-over-year change in the Corporation's economic value of equity sensitivities. Thus far in 2002, management's actions have focused on reducing the effects of significantly higher interest rates on the Corporation's net interest income and economic value of equity.

LIQUIDITY RISK

Liquidity represents the Corporation's ability to obtain cost-effective funding to meet the needs of customers as well as the Corporation's financial obligations. Liquidity is centrally managed by Asset and Liability Management, with oversight provided by the Corporate Asset and Liability Committee and the Finance Committee of the Board of Directors.

The Corporation's main sources of funds to meet its liquidity requirements are access to the capital markets, sale of liquid assets, secured advances from the Federal Home Loan Bank, its core deposit base and the capability to securitize assets for sale.

Access to capital markets is a key factor affecting liquidity management. Access to such markets is in part based on the Corporation's credit ratings, which are influenced by a number of factors including capital ratios, asset quality and earnings. Additional factors that impact liquidity include the maturity structure of existing assets, liabilities, and off-balance-sheet positions, the level of liquid securities and loans available for sale, regulatory capital classification, and the Corporation's ability to securitize and sell various types of loans.

Liquid assets consist of short-term investments and securities available for sale. At December 31, 2001, such assets totaled $14.9 billion, with $6.2 billion pledged as collateral for borrowings, trust and other commitments. Secured advances from the Federal Home Loan Bank, of which PNC Bank, N.A. ("PNC Bank"), PNC's principal bank subsidiary, is a member, are generally secured by residential mortgages, other real-estate related loans and mortgage-backed securities. At December 31, 2001, approximately $10.6 billion of residential mortgages and other real-estate related loans were available as collateral for borrowings from the Federal Home Loan Bank. Funding can also be obtained through alternative forms of borrowing, including federal funds purchased, repurchase agreements and short-term and long-term debt issuances.

Liquidity for the parent company and subsidiaries is also generated through the issuance of securities in public or private markets and lines of credit. At December 31, 2001, the Corporation had unused capacity under effective shelf registration statements of approximately $3.3 billion of debt or equity securities and $400 million of trust preferred capital securities. The Corporation had an unused line of credit of $500 million at December 31, 2001.

The principal source of parent company revenue and cash flow is the dividends it receives from PNC Bank. The bank's dividend level may be impacted by its capital needs, supervisory policies, corporate policies, contractual restrictions and other factors. Also, there are legal limitations on the ability of national banks to pay dividends or make other capital distributions. PNC Bank was not permitted to pay dividends to the parent company as of December 31, 2001 without prior approval from banking regulators as a result of the repositioning charges taken in 2001 and prior dividends. Under these limitations, PNC Bank's capacity to pay dividends without prior regulatory approval can be restored through retention of earnings. Management expects PNC Bank's dividend capacity relative to such legal limitations to be restored during 2002 from retained earnings.

In addition to dividends from PNC Bank, other sources of parent company liquidity include cash and short-term investments, as well as dividends and loan repayments from other subsidiaries. As of December 31, 2001, the parent company had approximately $800 million in funds available from its cash and short-term investments or other funds available from unrestricted subsidiaries. Management believes the parent company has sufficient liquidity available from sources other than dividends from PNC Bank to meet current obligations to its debt holders, vendors, and others and to pay dividends at current rates through 2002.

The following tables set forth contractual obligations and various commitments representing required and potential cash outflows as of December 31, 2001.

Contractual Obligations

December 31, 2001 - in millions	Total	Payment Due By Period: Less than one year	One to three years	Four to five years	After five years
Minimum annual rentals on noncancellable leases	**$908**	**$125**	**$220**	**$181**	**$382**
Remaining contractual maturities of time deposits	**12,773**	**8,718**	**2,456**	**1,110**	**489**
Borrowed funds	**12,090**	**3,382**	**4,482**	**2,742**	**1,484**
Capital securities of subsidiary trusts (a)	**848**				**848**
Total contractual cash obligations	**$26,619**	**$12,225**	**$7,158**	**$4,033**	**$3,203**

(a) Reflects the maturity of junior subordinated debentures held by subsidiary trusts.

Other Commitments (a)

December 31, 2001 - in millions	Total Amounts Committed	Amount Of Commitment Expiration By Period: Less than one year	One to three years	Four to five years	After five years
Standby letters of credit	**$3,998**	**$2,102**	**$1,727**	**$156**	**$13**
Loan commitments	**25,279**	**15,507**	**6,632**	**2,808**	**332**
Asset-backed commercial paper conduit	**5,764**	**5,713**	**51**		
Other commitments (b)	**247**	**9**	**211**	**27**	
Total commitments	**$35,288**	**$23,331**	**$8,621**	**$2,991**	**$345**

(a) Commitments are funding commitments that could potentially require performance in the event of demands by third parties or contingent events. Loan commitments are reported net of participations, assignments and syndications.
(b) Equity Management funding commitments.

TRADING ACTIVITIES

Most of PNC's trading activities are designed to provide capital markets services to customers and not to position the Corporation's portfolio for gains from market movements. Trading activities are confined to financial instruments and financial derivatives. PNC participates in derivatives and foreign exchange trading as well as underwriting and "market making" in equity securities as an accommodation to customers. PNC also engages in trading activities as part of risk management strategies. Net trading income was $147 million in 2001 compared with $91 million in 2000. See Note 7 Trading Activities for additional information.

Risk associated with trading, capital markets and foreign exchange activities is managed using a value-at-risk approach that combines interest rate risk, foreign exchange rate risk, spread risk and volatility risk. Using this approach, exposure is measured as the potential loss due to a two standard deviation, one-day move in interest rates. The estimated average combined value-at-risk of all trading operations using this measurement was $.7 million for both 2001 and 2000. The estimated combined period-end value-at-risk was $.9 million at December 31, 2001 and $.5 million at December 31, 2000.

FINANCIAL DERIVATIVES

As required, effective January 1, 2001, the Corporation implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138. The statement requires the Corporation to recognize all derivative instruments at fair value as either assets or liabilities. Financial derivatives are reported at fair value in other assets or other liabilities. The cumulative effect of the change in accounting principle resulting from the adoption of SFAS No. 133 was an after-tax charge of $5 million reported in the consolidated income statement and an after-tax accumulated other comprehensive loss of $4 million in the consolidated balance sheet. See Note 20 Financial Derivatives for additional information.

The Corporation uses a variety of financial derivatives as part of the overall asset and liability risk management process to manage interest rate, market and credit risk inherent in the Corporation's business activities. Substantially all such instruments are used to manage risk related to changes in interest rates. Interest rate and total rate of return swaps, purchased interest rate caps and floors and futures contracts are the primary instruments used by the Corporation for interest rate risk management.

Interest rate swaps are agreements with a counterparty to exchange periodic fixed and floating interest payments calculated on a notional amount. The floating rate is based on a money market index, primarily short-term LIBOR. Total rate of return swaps are agreements with a counterparty to exchange an interest rate payment for the total rate of return on a specified reference index calculated on a notional amount. Purchased interest rate caps and floors are agreements where, for a fee, the counterparty agrees to pay the Corporation the amount, if any, by which a specified market interest rate exceeds or is less than a defined rate applied to a notional amount, respectively. Interest rate futures contracts are exchange-traded agreements to make or take delivery of a financial instrument at an agreed upon price and are settled in cash daily.

Financial derivatives involve, to varying degrees, interest rate, market and credit risk. For interest rate and total rate of return swaps, caps and floors and futures contracts, only periodic cash payments and, with respect to caps and floors, premiums, are exchanged. Therefore, cash requirements and exposure to credit risk are significantly less than the notional value.

Not all elements of interest rate, market and credit risk are addressed through the use of financial or other derivatives, and such instruments may be ineffective for their intended purposes due to unanticipated market characteristics among other reasons.

The following table sets forth changes, during 2001, in the notional value of financial derivatives used for risk management and designated as accounting hedges under SFAS No. 133.

Financial Derivatives Activity

Dollars in millions	December 31 2000	Adjustments (a)	January 1 2001	Additions	Maturities	Terminations	**December 31 2001**	**Weighted-Average Maturity**
Interest rate risk management								
Interest rate swaps								
Receive fixed	$4,756	$180	$4,936	$6,300	$(2,118)	$(2,370)	**$6,748**	**3 yrs. 2 mos.**
Pay fixed	1	248	249	248		(390)	**107**	**4 yrs. 1 mo.**
Basis swaps	2,230	(1,773)	457	235	(5)	(600)	**87**	**6 yrs. 10 mos.**
Interest rate caps	308	(243)	65	44		(84)	**25**	**4 yrs. 4 mos.**
Interest rate floors	3,238	(238)	3,000	60		(3,053)	**7**	**3 yrs. 4 mos.**
Futures contracts				642		(244)	**398**	**7 mos.**
Total interest rate risk management	10,533	(1,826)	8,707	7,529	(2,123)	(6,741)	**7,372**	
Commercial mortgage banking risk management								
Interest rate swaps	311		311	965		(1,171)	**105**	**9 yrs. 9 mos.**
Total rate of return swaps	75		75	250	(175)		**150**	**2 mos.**
Total commercial mortgage banking risk management	386		386	1,215	(175)	(1,171)	**255**	
Student lending activities								
Forward contracts	347	(347)						
Credit-related activities								
Credit default swaps	4,391	(4,391)						
Total	$15,657	$(6,564)	$9,093	$8,744	$(2,298)	$(7,912)	**$7,627**	

(a) Primarily consists of derivatives that are not designated as accounting hedges under SFAS No. 133 and instruments no longer considered financial derivatives under SFAS No. 133.

The following table sets forth the notional value and the fair value of financial derivatives used for risk management and designated as accounting hedges under SFAS No. 133 at December 31, 2001. Weighted-average interest rates presented are based on the implied forward yield curve at December 31, 2001.

Financial Derivatives - 2001

December 31, 2001 - dollars in millions	Notional Value	Fair Value	Weighted-Average Interest Rates Paid	Weighted-Average Interest Rates Received
Interest rate risk management				
Asset rate conversion				
Interest rate swaps (a)				
Receive fixed designated to loans	$4,335	$132	3.35%	5.23%
Pay fixed designated to loans	107	(5)	5.88	4.66
Basis swaps designated to loans	87		5.49	5.42
Interest rate caps designated to loans (b)	25		NM	NM
Interest rate floors designated to loans (c)	7		NM	NM
Future contracts designated to loans	398		NM	NM
Total asset rate conversion	4,959	127		
Liability rate conversion				
Interest rate swaps (a)				
Receive fixed designated to borrowed funds	2,413	135	5.20	5.94
Total liability rate conversion	2,413	135		
Total interest rate risk management	7,372	262		
Commercial mortgage banking risk management				
Pay fixed interest rate swaps designated to loans held for sale (a)	105	1	5.52	5.82
Pay total rate of return swaps designated to loans held for sale (a)	150		5.89	1.39
Total commercial mortgage banking risk management	255	1		
Total financial derivatives designated for risk management	$7,627	$263		

(a) The floating rate portion of interest rate contracts is based on money-market indices. As a percent of notional value, 65% were based on 1-month LIBOR, 34% on 3-month LIBOR and the remainder on other short-term indices.

(b) Interest rate caps with notional values of $15 million require the counterparty to pay the Corporation the excess, if any, of 3-month LIBOR over a weighted-average strike of 6.40%. In addition, interest rate caps with notional values of $6 million require the counterparty to pay the excess, if any, of 1-month LIBOR over a weighted-average strike of 6.00%. The remainder is based on other short-term indices. At December 31, 2001, 3-month LIBOR was 1.88% and 1-month LIBOR was 1.87%.

(c) Interest rate floors with notional values of $5 million require the counterparty to pay the excess, if any, of the weighted-average strike of 4.50% over 3-month LIBOR. The remainder is based on other short-term indices. At December 31, 2001, 3-month LIBOR was 1.88%.

NM- Not meaningful

The following table sets forth the notional value and the estimated fair value of financial derivatives used for risk management at December 31, 2000. Weighted-average interest rates presented are based on the implied forward yield curve at December 31, 2000.

Financial Derivatives - 2000

December 31, 2000 - dollars in millions	Notional Value	Estimated Fair Value	Weighted-Average Interest Rates Paid	Weighted-Average Interest Rates Received
Interest rate risk management				
Asset rate conversion				
Interest rate swaps (a)				
Receive fixed designated to loans	$3,250	$27	5.96%	5.56%
Basis swaps designated to other earning assets	226	3	5.63	5.85
Interest rate caps designated to loans (b)	308	4	NM	NM
Interest rate floors designated to loans (c)	3,238	(1)	NM	NM
Total asset rate conversion	7,022	33		
Liability rate conversion				
Interest rate swaps (a)				
Receive fixed designated to:				
Interest-bearing deposits	125	4	5.85	6.73
Borrowed funds	1,381	57	5.96	6.60
Pay fixed designated to borrowed funds	1		5.88	5.78
Basis swaps designated to borrowed funds	2,004	10	5.76	5.79
Total liability rate conversion	3,511	71		
Total interest rate risk management	10,533	104		
Commercial mortgage banking risk management				
Pay fixed interest rate swaps designated to securities held for sale (a)	135	(8)	6.94	6.04
Pay fixed interest rate swaps designated to loans held for sale (a)	176	3	5.76	5.99
Pay total rate of return swaps designated to loans held for sale (a)	75	(5)	5.76	6.15
Total commercial mortgage banking risk management	386	(10)		
Student lending activities – Forward contracts (d)	347		NM	NM
Credit-related activities – Credit default swaps (d)	4,391	(2)	NM	NM
Total financial derivatives designated for risk management	$15,657	$92		

(a) The floating rate portion of interest rate contracts is based on money-market indices. As a percent of notional value, 62% were based on 1-month LIBOR, 36% on 3-month LIBOR and the remainder on other short-term indices.

(b) Interest rate caps with notional values of $61 million, $95 million and $150 million require the counterparty to pay the Corporation the excess, if any, of 3-month LIBOR over a weighted-average strike of 6.00%, 1-month LIBOR over a weighted-average strike of 5.68% and Prime over a weighted-average strike of 8.76%, respectively. At December 31, 2000, 3-month LIBOR was 6.40%, 1-month LIBOR was 6.56% and Prime was 9.50%.

(c) Interest rate floors with notional values of $3.0 billion require the counterparty to pay the excess, if any, of the weighted-average strike of 4.63% over 3-month LIBOR. At December 31, 2000, 3-month LIBOR was 6.40%.

(d) Due to the structure of these contracts, they are no longer considered financial derivatives under SFAS No. 133.

NM- Not meaningful

OTHER DERIVATIVES

To accommodate customer needs, PNC enters into customer-related financial derivative transactions primarily consisting of interest rate swaps, caps, floors and foreign exchange contracts. Risk exposure from customer positions is managed through transactions with other dealers.

Additionally, the Corporation enters into other derivative transactions for risk management purposes that are not designated as accounting hedges, primarily consisting of interest rate floors and caps and basis swaps. Other noninterest income for 2001 included $31 million of net gains related to the derivatives held for risk management purposes not designated as accounting hedges. Prior to 2001, changes in the fair value of these derivatives that were previously accounted for under the accrual method were not reflected in operating results.

Other Derivatives

	At December 31, 2001				2001
In millions	Notional Value	Positive Fair Value	Negative Fair Value	Net Asset (Liability)	Average Fair Value
Customer-related					
Interest rate					
Swaps	$20,317	$336	$(335)	$1	$(6)
Caps/floors					
Sold	3,493		(34)	(34)	(25)
Purchased	2,791	27		27	21
Foreign exchange	4,429	43	(39)	4	11
Other	2,957	65	(55)	10	4
Total customer-related	33,987	471	(463)	8	5
Other risk management and proprietary					
Interest rate					
Basis swaps	2,408	8		8	10
Caps/floors					
Sold	250		(2)	(2)	(1)
Purchased	4,650	2		2	1
Other	547	8	(3)	5	7
Total other risk management and proprietary	7,855	18	(5)	13	17
Total other derivatives	$41,842	$489	$(468)	$21	$22

"OFF-BALANCE-SHEET" ACTIVITIES

PNC has reputation, legal, operational and fiduciary risks in virtually every area of its business, many of which are not reflected in assets and liabilities recorded on the balance sheet, and some of which are conducted through limited purpose entities known as "special purpose entities." These activities are part of the banking business and would be found in most larger financial institutions with the size and activities of PNC. Most of these involve financial products distributed to customers, trust and custody services, and processing and funds transfer services, and the amounts involved can be quite large in relation to the Corporation's assets, equity and earnings. The primary accounting for these activities on PNC's records is to reflect the earned income, operating expenses and any receivables or liabilities for transaction settlements. For example: PNC Bank provides credit and liquidity to customers through loan commitments and letters of credit (see the Other Commitments table in the Liquidity Risk section of Risk Management in this Financial Review); BlackRock provides investment advisory and administration services for others through registered investment companies, separate accounts, and other legal entities - additional information about BlackRock is available in its filings with the SEC and may be obtained electronically at the SEC's home page at www.sec.gov; PFPC processes mutual fund transactions, provides securities lending services and maintains custody of certain fund assets; PNC Advisors provides trust services and holds assets for personal and institutional customers; Hilliard Lyons maintains brokerage assets of customers; and Columbia Housing administers and manages funds that invest in affordable housing projects that generate tax credits to investors; among others. In addition to these activities, PNC has other activities or financial interests that involve credit risk and market risk (including interest rate risk) that are not fully reflected on the balance sheet. The most significant of these activities include the following:

- PNC sponsors Market Street Funding Corporation ("Market Street"), a multi-seller asset-backed commercial paper conduit -- see discussion that follows and the Other Commitments table under Liquidity Risk in the Risk Management section of this Financial Review.

- Loan commitments and letters of credit -- see the Other Commitments table under Liquidity Risk and Credit Risk in the Risk Management section of this Financial Review, and Note 9 Loans and Commitments to Extend Credit.
- Financial derivatives -- see Financial Derivatives in the Risk Management section of this Financial Review and Note 20 Financial Derivatives.
- Loan securitization and servicing activities – see Securitizations in the Risk Management section of this Financial Review and Note 14 Securitizations. See also the discussion of the National Bank of Canada servicing arrangement in Note 30 Subsequent Events.

Except to the extent inherent in customary activities such as those described above, PNC does not use off-balance-sheet entities to fund its business operations. The Corporation does not capitalize any off-balance-sheet entity with PNC stock and has no commitments to provide financial backing to any such entity by issuing PNC stock.

The accounting for special purpose entities is currently under review by the Financial Accounting Standards Board and the conditions for consolidation or non-consolidation of such entities could change.

See the Risk Factors section in this Financial Review for a discussion of key risks associated with these and other off-balance-sheet activities.

MARKET STREET FUNDING CORPORATION

The most significant portion of commercial loan facilities provided by PNC Bank is to Market Street, an asset-backed commercial paper conduit that is 100% independently owned and managed. PNC Bank provides credit enhancement, liquidity facilities and certain administrative services to Market Street. Market Street had total assets of $5.2 billion and $4.0 billion at December 31, 2001 and 2000, respectively. The activities of Market Street are limited to the purchase of undivided interests in pools of receivables from U.S. corporations ("sellers") that desire access to the commercial paper market. Market Street funds the purchases by issuing commercial paper ("CP"). The CP has been rated A1/P1 by Standard & Poor's and Moody's. Credit enhancement provided by PNC is in the form of a revolving credit facility with a five year term expiring December 31, 2004. At December 31, 2001 and 2000, $166.1 million and $115.7 million, respectively, was outstanding. Also at December 31, 2001 and 2000, Market Street had liquidity facilities totaling $5.8 billion and $4.5 billion, respectively, provided by PNC Bank. The maximum total amount of such facilities and the amount of such total provided by PNC Bank during the years ended December 31, 2001 and 2000, was $7.0 billion and $5.8 billion, and $5.2 billion and $4.5 billion, respectively. PNC Bank received related loan commitment fees of $7.8 million and $6.5 million for the years ended December 31, 2001 and 2000, respectively.

PNC Bank serves as Market Street's program administrator for which it received related fees of $11.7 million and $10.7 million for the years ended December 31, 2001 and 2000, respectively.

SECURITIZATIONS

From time to time the Corporation has sold loans in secondary market securitization transactions. The Corporation uses securitizations to manage various balance sheet risks. Also, in such securitization transactions, the Corporation may retain certain interest-only strips and servicing rights that were created in the sale of the loans. The Corporation's liquidity is not dependent on securitizations.

During 2001 and 2000, the Corporation sold loans totaling $1.5 billion and $865 million, respectively, in secondary market securitization transactions, resulting in pre-tax gains of $13 million in each year.

In addition to these transactions, in March 2001 PNC securitized $3.8 billion of residential mortgage loans by selling the loans into a trust with PNC retaining 99% or $3.7 billion of the certificates. PNC also securitized $175 million of commercial mortgage loans by selling the loans into a trust with PNC retaining 99% or $173 million of the certificates. In each case, the 1% interest in the trust was purchased by a publicly-traded entity managed by a subsidiary of PNC. A substantial portion of the entity's purchase price was financed by PNC. The reclassification of these loans to securities increased the liquidity of the assets and was consistent with PNC's on-going balance sheet restructuring. At the time of the residential mortgage securitization, gains of $25.9 million were deferred and are being recognized when principal payments are received or the securities are sold to third parties. At December 31, 2001, these securities had been reduced to $1.3 billion through sales and principal payments and the remaining deferred gains were $7.8 million. No gain was recognized at the time of the commercial mortgage loan securitization and none of the securities retained at the time of the securitization remained on the balance sheet at December 31, 2001.

2000 VERSUS 1999

CONSOLIDATED INCOME STATEMENT REVIEW

Summary Results

Income from continuing operations for 2000 was $1.214 billion or $4.09 per diluted share compared with $1.202 billion or $3.94 per diluted share, respectively, for 1999. Return on average common shareholders' equity was 20.52% and return on average assets was 1.76% for 2000 compared with 21.29% and 1.76%, respectively, for 1999.

Net Interest Income

Taxable-equivalent net interest income of $2.182 billion for 2000 decreased $184 million or 8% compared with 1999. The net interest margin of 3.64% for 2000 narrowed 22 basis points from 3.86% in the prior year. These decreases were primarily due to funding costs related to the ISG acquisition, changes in balance sheet composition and a higher interest rate environment in 2000.

Provision For Credit Losses

The provision for credit losses was $136 million for 2000 compared with $163 million for 1999. Net charge-offs were $135 million or .27% of average loans for 2000 compared with $161 million or .31%, respectively, for 1999. The decrease in the provision was primarily due to the sale of the credit card business in the first quarter of 1999, partially offset by higher commercial loan net charge-offs in 2000.

Noninterest Income

Noninterest income was $2.891 billion for 2000 and represented 57% of total revenue compared with $2.450 billion and 51%, respectively, for 1999. The increase was primarily driven by growth in certain fee-based businesses, the benefit of the ISG acquisition and higher equity management income.

Asset management fees of $809 million for 2000 increased $128 million or 19% primarily driven by new business. Assets under management were $253 billion at December 31, 2000, a 19% increase compared with December 31, 1999. Fund servicing fees of $654 million for 2000 increased $403 million compared with 1999 primarily due to the ISG acquisition. Excluding ISG, fund servicing fees increased 22% mainly due to existing and new client growth.

Service charges on deposits of $206 million for 2000 were consistent with the prior year. Brokerage fees of $249 million for 2000 increased $30 million or 14% compared with 1999 reflecting expansion of Hilliard Lyons' distribution network. Consumer services revenue of $209 million for 2000 increased 7% compared with the prior year, excluding credit card fees, primarily due to higher consumer transaction volume.

Corporate services revenue was $342 million for 2000 compared with $133 million for 1999. The increase in corporate services revenue was primarily driven by the comparative impact of valuation adjustments in the prior year and higher treasury management and commercial mortgage servicing fees that were partially offset by a lower level of commercial mortgage-backed securitization gains due to the impact of weaker capital market conditions.

Equity management income was $133 million for 2000 compared to $100 million in the prior year.

Net securities gains were $20 million for 2000 compared with $22 million for 1999. The net securities gains in 1999 included a $41 million gain from the sale of Concord EFS, Inc. stock that was partially offset by a $28 million write-down of an equity investment.

Sale of subsidiary stock of $64 million in 1999 reflected the gain from the BlackRock initial public offering.

Other noninterest income was $269 million for 2000 compared with $555 million for 1999. The decrease resulted primarily from the comparative impact of gains in 1999 from the sale of the credit card business of $193 million and from the sale of an equity interest in Electronic Payment Services, Inc. of $97 million.

Noninterest Expense

Noninterest expense was $3.071 billion and the efficiency ratio was 56.85% for 2000 compared with $2.843 billion and 55.54%, respectively, for 1999. The increases were primarily related to the ISG acquisition. Average full-time equivalent employees totaled approximately 24,100 and 22,700 for 2000 and 1999, respectively. The increase was primarily due to the ISG acquisition, partially offset by the impact of efficiency initiatives in traditional banking businesses and the sale of the credit card business in 1999.

Consolidated Balance Sheet Review

Loans

Loans were $50.6 billion at December 31, 2000, a $928 million increase from year-end 1999 as increases in residential mortgage loans and lease financing more than offset lower consumer, commercial and commercial real estate loans.

Loans Held For Sale

Loans held for sale were $1.7 billion at December 31, 2000 compared with $3.5 billion at December 31, 1999. The decrease was primarily due to dispositions of loans designated for exit.

Securities Available For Sale

The fair value of securities available for sale at December 31, 2000 was $5.9 billion compared with $6.0 billion as of December 31, 1999. Securities represented 8% of total assets at December 31, 2000 and 9% at December 31, 1999. The expected weighted-average life of securities available for sale was 4 years and 5 months at December 31, 2000 and 4 years and 7 months at year-end 1999.

Funding Sources

Total funding sources were $59.4 billion at December 31, 2000 and $60.0 billion at December 31, 1999. Increases in demand and money market deposits allowed PNC to reduce higher-costing funding sources including deposits in foreign offices, Federal Home Loan Bank borrowings and bank notes and senior debt.

Total deposits were $47.7 billion at December 31, 2000 compared to $45.8 billion at December 31, 1999. Increases in demand and money market deposits, as a result of strategic marketing initiatives to grow more valuable transaction accounts, were partially offset by a decrease in deposits in foreign offices.

Asset Quality

The ratio of nonperforming assets to total loans, loans held for sale and foreclosed assets was .71% at December 31, 2000 and .61% at December 31, 1999. Nonperforming assets were $372 million at December 31, 2000 compared with $325 million at December 31, 1999. The allowance for credit losses was $675 million and represented 209% of nonaccrual loans and 1.33% of total loans at December 31, 2000. The comparable amounts were $674 million, 232% and 1.36%, respectively, at December 31, 1999.

Capital

Shareholders' equity totaled $6.7 billion and $5.9 billion at December 31, 2000 and 1999, respectively, and the leverage ratio was 8.0% and 6.6%, respectively, in the comparison. Tier I and total risk-based capital ratios were 8.6% and 12.6%, respectively, at December 31, 2000, compared with 7.1% and 11.1%, respectively, at December 31, 1999, computed on a basis including discontinued operations.

FORWARD-LOOKING STATEMENTS

This report contains, and other statements made by the Corporation may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the outlook or expectations for earnings, revenues, asset quality, share repurchases, and other future financial or business performance, strategies and expectations. Forward-looking statements are typically identified by words or phrases such as "believe," "feel," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "position," "poised," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "objective," "plan," "aspiration," "outcome," "continue," "remain," "maintain," "seek," "strive," "trend" and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions.

The Corporation cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. Forward-looking statements speak only as of the date they are made, and the Corporation assumes no duty to update forward-looking statements.

In addition to factors mentioned elsewhere in this report or previously disclosed in the Corporation's SEC reports (accessible on the SEC's website at *www.sec.gov*), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

(1) adjustments to recorded results of the sale of the residential mortgage banking business after disputes over certain closing date adjustments have been resolved;

(2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in: a deterioration in credit quality and increased credit losses; an adverse effect on the allowance for credit losses; a reduction in demand for credit or fee-based products and services, net interest income, value of assets under management and assets serviced, value of venture capital investments and of other debt and equity investments, value of loans held for sale or value of other on-balance-sheet and off-balance-sheet assets; or changes in the availability and terms of funding necessary to meet PNC's liquidity needs;

(3) relative investment performance of assets under management;

(4) the introduction, withdrawal, success and timing of business initiatives and strategies, decisions regarding further reductions in balance sheet leverage, the timing and pricing of any sales of loans held for sale, and PNC's inability to realize cost savings or revenue enhancements, implement integration plans and other consequences of mergers, acquisitions, restructurings and divestitures;

(5) customer borrowing, repayment, investment and deposit practices and their acceptance of PNC's products and services;

(6) the impact of increased competition;

(7) the means PNC chooses to redeploy available capital, including the extent and timing of any share repurchases and investments in PNC businesses;

(8) the inability to manage risks inherent in PNC's business;

(9) the unfavorable resolution of legal proceedings or government inquiries;

(10) the denial of insurance coverage for claims made by PNC;

(11) an increase in the number of customer or counterparty delinquencies, bankruptcies or defaults that could result in, among other things, increased credit and asset quality risk, a higher loan loss provision and reduced profitability;

(12) the impact, extent and timing of technological changes, the adequacy of intellectual property protection and costs associated with obtaining rights in intellectual property claimed by others;

(13) actions of the Federal Reserve Board, legislative and regulatory reforms, and regulatory, supervisory or enforcement actions of government agencies; and

(14) terrorist activities, including the September 11th terrorist attacks, which may adversely affect the general economy, financial and capital markets, specific industries, and PNC. The Corporation cannot predict the severity or duration of effects stemming from such activities or any actions taken in connection with them.

Some of the above factors are described in more detail in the 2002 Operating Environment and Risk Factors sections of this Financial Review and factors relating to credit risk, interest rate risk, liquidity risk, trading activities, financial and other derivatives and "off-balance-sheet" activities are discussed in the Risk Management section of this Financial Review. Other factors are described elsewhere in this report.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The PNC Financial Services Group, Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include judgments and estimates of management. The PNC Financial Services Group, Inc. also prepared the other information included in the Annual Report and is responsible for its accuracy and consistency with the consolidated financial statements.

Management is responsible for establishing and maintaining effective internal control over financial reporting. The internal control system is augmented by written policies and procedures and by audits performed by an internal audit staff, which reports to the Audit Committee of the Board of Directors. The Audit Committee, composed solely of independent directors, provides oversight to management's conduct of the financial reporting process.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed The PNC Financial Services Group, Inc.'s internal control over financial reporting as of December 31, 2001. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and considered the matters that gave rise to the restatements announced in early 2002. Based on this assessment, management believes that The PNC Financial Services Group, Inc. maintained an effective internal control system over financial reporting as of December 31, 2001.

James E. Rohr
Chairman, President
and Chief Executive Officer

Robert L. Haunschild
Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Shareholders and Board of Directors
The PNC Financial Services Group, Inc.

We have audited the accompanying consolidated balance sheet of The PNC Financial Services Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of The PNC Financial Services Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The PNC Financial Services Group, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Pittsburgh, Pennsylvania
March 1, 2002

Consolidated Statement Of Income

THE PNC FINANCIAL SERVICES GROUP, INC.

In millions, except per share data	Year ended December 31 2001	2000	1999
Interest Income			
Loans and fees on loans	**$3,279**	$4,045	$4,064
Securities	**625**	386	362
Loans held for sale	**119**	204	104
Other	**114**	97	53
Total interest income	**4,137**	4,732	4,583
Interest Expense			
Deposits	**1,229**	1,653	1,369
Borrowed funds	**646**	915	870
Total interest expense	**1,875**	2,568	2,239
Net interest income	**2,262**	2,164	2,344
Provision for credit losses	**903**	136	163
Net interest income less provision for credit losses	**1,359**	2,028	2,181
Noninterest Income			
Asset management	**848**	809	681
Fund servicing	**724**	654	251
Service charges on deposits	**218**	206	207
Brokerage	**206**	249	219
Consumer services	**229**	209	218
Corporate services	**60**	342	133
Equity management	**(179)**	133	100
Net securities gains	**131**	20	22
Sale of subsidiary stock			64
Other	**306**	269	555
Total noninterest income	**2,543**	2,891	2,450
Noninterest Expense			
Staff expense	**1,667**	1,616	1,380
Net occupancy	**220**	203	224
Equipment	**255**	224	232
Amortization	**105**	110	92
Marketing	**57**	70	70
Distributions on capital securities	**63**	67	65
Minority interest in income of consolidated entities	**33**	27	15
Other	**938**	754	765
Total noninterest expense	**3,338**	3,071	2,843
Income from continuing operations before income taxes	**564**	1,848	1,788
Income taxes	**187**	634	586
Income from continuing operations	**377**	1,214	1,202
Income from discontinued operations (less applicable income taxes of $0, $44 and $41)	**5**	65	62
Net income before cumulative effect of accounting change	**382**	1,279	1,264
Cumulative effect of accounting change (less applicable income tax benefit of $2)	**(5)**		
Net income	**$377**	$1,279	$1,264
Earnings Per Common Share			
From continuing operations			
Basic	**$1.27**	$4.12	$3.98
Diluted	**1.26**	4.09	3.94
From net income			
Basic	**1.27**	4.35	4.19
Diluted	**1.26**	4.31	4.15
Cash Dividends Declared Per Common Share	**1.92**	1.83	1.68
Average Common Shares Outstanding			
Basic	**287**	290	297
Diluted	**290**	293	300

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

THE PNC FINANCIAL SERVICES GROUP, INC.

In millions, except par value	December 31 2001	2000
ASSETS		
Cash and due from banks	**$4,327**	$3,662
Short-term investments	**1,335**	1,151
Loans held for sale	**4,189**	1,655
Securities	**13,908**	5,902
Loans, net of unearned income of $1,164 and $999	**37,974**	50,601
Allowance for credit losses	**(630)**	(675)
Net loans	**37,344**	49,926
Goodwill and other amortizable assets	**2,373**	2,468
Investment in discontinued operations		356
Other	**6,092**	4,724
Total assets	**$69,568**	$69,844
LIABILITIES		
Deposits		
Noninterest-bearing	**$10,124**	$8,490
Interest-bearing	**37,180**	39,174
Total deposits	**47,304**	47,664
Borrowed funds		
Federal funds purchased	**167**	1,445
Repurchase agreements	**954**	607
Bank notes and senior debt	**6,362**	6,110
Federal Home Loan Bank borrowings	**2,047**	500
Subordinated debt	**2,298**	2,407
Other borrowed funds	**262**	649
Total borrowed funds	**12,090**	11,718
Other	**3,333**	2,849
Total liabilities	**62,727**	62,231
Minority interest	**170**	109
Mandatorily redeemable capital securities of subsidiary trusts	**848**	848
SHAREHOLDERS' EQUITY		
Preferred stock	**1**	7
Common stock - $5 par value		
Authorized 800 and 450 shares		
Issued 353 shares	**1,764**	1,764
Capital surplus	**1,077**	1,303
Retained earnings	**6,549**	6,736
Deferred benefit expense	**(16)**	(25)
Accumulated other comprehensive income (loss) from continuing operations	**5**	(43)
Accumulated other comprehensive loss from discontinued operations		(45)
Common stock held in treasury at cost: 70 and 63 shares	**(3,557)**	(3,041)
Total shareholders' equity	**5,823**	6,656
Total liabilities, minority interest, capital securities and shareholders' equity	**$69,568**	$69,844

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

THE PNC FINANCIAL SERVICES GROUP, INC.

In millions	Preferred Stock	Common Stock	Capital Surplus	Retained Earnings	Deferred Benefit Expense	Accumulated Other Comprehensive Income (Loss) from Continuing Operations	Accumulated Other Comprehensive Income (Loss) from Discontinued Operations	Treasury Stock	Total
Balance at January 1, 1999	$7	$1,764	$1,250	$5,262	$(36)	$(24)	$(19)	$(2,161)	$6,043
Net income				1,264					1,264
Net unrealized securities losses						(104)	(116)		(220)
Minimum pension liability adjustment						(5)			(5)
Other						1			1
Comprehensive income									1,040
Cash dividends declared									
Common				(501)					(501)
Preferred				(19)					(19)
Treasury stock activity (11.0 net shares purchased)			13					(662)	(649)
Tax benefit of ESOP and stock option plans			13						13
Deferred benefit expense					19				19
Balance at December 31, 1999	7	1,764	1,276	6,006	(17)	(132)	(135)	(2,823)	5,946
Net income				1,279					1,279
Net unrealized securities gains						86	90		176
Minimum pension liability adjustment						1			1
Other						2			2
Comprehensive income									1,458
Cash dividends declared									
Common				(530)					(530)
Preferred				(19)					(19)
Treasury stock activity (3.1 net shares purchased)			6					(218)	(212)
Tax benefit of ESOP and stock option plans			21						21
Deferred benefit expense					(8)				(8)
Balance at December 31, 2000	7	1,764	1,303	6,736	(25)	(43)	(45)	(3,041)	6,656
Net income				377					377
Net unrealized securities (losses) gains						(51)	45		(6)
Net unrealized gains on cash flow hedge derivatives						98			98
Minimum pension liability adjustment						(1)			(1)
Other						2			2
Comprehensive income									470
Cash dividends declared									
Common				(552)					(552)
Preferred				(12)					(12)
Treasury stock activity (6.4 net shares purchased)			26					(516)	(490)
Tax benefit of ESOP and stock option plans			43						43
Series F preferred stock tender offer/redemption (6.0 shares purchased/redeemed)	(6)		(295)						(301)
Deferred benefit expense					9				9
Balance at December 31, 2001	**$1**	**$1,764**	**$1,077**	**$6,549**	**$(16)**	**$5**		**$(3,557)**	**$5,823**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

THE PNC FINANCIAL SERVICES GROUP, INC.

In millions	Year ended December 31 2001	2000	1999
OPERATING ACTIVITIES			
Net income	**$377**	$1,279	$1,264
Income from discontinued operations	**(5)**	(65)	(62)
Cumulative effect of accounting change	**5**		
Income from continuing operations	**377**	1,214	1,202
Adjustments to reconcile income from continuing operations to net cash provided by operating activities			
Provision for credit losses	**903**	136	163
Depreciation, amortization and accretion	**260**	340	305
Deferred income taxes	**(48)**	376	97
Securities transactions	**(128)**	(29)	(25)
Gain on sale of businesses			(317)
Valuation adjustments	**265**	27	195
Change in			
Loans held for sale	**(92)**	1,652	175
Other	**(271)**	(668)	(23)
Net cash provided by operating activities	**1,266**	3,048	1,772
INVESTING ACTIVITIES			
Net change in loans	**4,099**	(2,215)	348
Repayment of securities	**2,445**	920	1,303
Sales			
Securities	**22,144**	8,427	7,553
Loans	**1,155**	551	648
Foreclosed assets	**15**	24	36
Purchases			
Securities	**(28,598)**	(8,437)	(9,576)
Loans	**(758)**		(363)
Net cash received (paid) for divestitures/acquisitions	**485**	(30)	1,854
Other	**(131)**	(301)	(139)
Net cash provided (used) by investing activities	**856**	(1,061)	1,664
FINANCING ACTIVITIES			
Net change in			
Noninterest-bearing deposits	**1,634**	329	(1,289)
Interest-bearing deposits	**(1,994)**	1,533	1,328
Federal funds purchased	**(1,260)**	164	891
Repurchase agreements	**347**	205	(45)
Sale/issuance			
Bank notes and senior debt	**2,157**	2,849	2,416
Federal Home Loan Bank borrowings	**3,123**	1,781	1,696
Subordinated debt		100	650
Other borrowed funds	**35,346**	37,060	32,997
Common stock	**184**	189	141
Repayment/maturity			
Bank notes and senior debt	**(1,915)**	(3,715)	(5,827)
Federal Home Loan Bank borrowings	**(1,576)**	(3,539)	(1,802)
Subordinated debt	**(200)**	(20)	(104)
Other borrowed funds	**(35,752)**	(37,367)	(32,614)
Acquisition of treasury stock	**(681)**	(428)	(803)
Series F preferred stock tender offer/redemption	**(301)**		
Cash dividends paid	**(569)**	(546)	(520)
Net cash used by financing activities	**(1,457)**	(1,405)	(2,885)
INCREASE IN CASH AND DUE FROM BANKS	**665**	582	551
Cash and due from banks at beginning of year	**3,662**	3,080	2,529
Cash and due from banks at end of year	**$4,327**	$3,662	$3,080
CASH PAID FOR			
Interest	**$1,813**	$2,598	$2,237
Income taxes	**215**	289	344
NON-CASH ITEMS			
Transfer of mortgage loans to securities	**4,341**	710	
Transfer to (from) loans from (to) loans held for sale	**(2,707)**	143	(3,378)
Transfer from loans to other assets	**11**	23	37

See accompanying Notes to Consolidated Financial Statements.

BUSINESS

The PNC Financial Services Group, Inc. ("Corporation" or "PNC") is one of the largest diversified financial services companies in the United States, operating businesses engaged in regional community banking, corporate banking, real estate finance, asset-based lending, wealth management, asset management and global fund services. The Corporation provides certain products and services nationally and others in PNC's primary geographic markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky. The Corporation also provides certain banking, asset management and global fund services internationally. PNC is subject to intense competition from other financial services companies and is subject to regulation by various domestic and international authorities.

NOTE 1 ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of PNC, its subsidiaries, most of which are wholly owned, and other consolidated entities. Such statements have been prepared in accordance with accounting principles generally accepted in the United States. All significant intercompany accounts and transactions have been eliminated. Certain prior-period amounts have been reclassified to conform with the current period presentation. These reclassifications did not impact the Corporation's financial condition or results of operations.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts reported. Actual results will differ from such estimates and the differences may be material to the consolidated financial statements.

The consolidated financial statements, notes to consolidated financial statements and statistical information reflect the residential mortgage banking business, which was sold on January 31, 2001, in discontinued operations, unless otherwise noted. Certain quarterly amounts for 2001 contained in this report have been restated to reflect accounting adjustments that reduced income from discontinued operations for the year and to reflect the consolidation of the subsidiaries of a third party financial institution.

BUSINESS COMBINATIONS

In business combinations accounted for using the purchase method of accounting, the net assets of the companies acquired are recorded at their estimated fair value at the date of acquisition and include the results of operations of the acquired business from the date of acquisition.

In business combinations accounted for as poolings-of-interests, the financial position and results of operations and cash flows of the respective companies are restated as though the companies were combined for all historical periods. Effective July 1, 2001, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which prohibits the use of the pooling-of-interests method of accounting for business combinations. On January 1, 2002, the Corporation adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under this standard, goodwill is no longer amortized but rather must be tested for impairment periodically. Refer to "Recent Accounting Pronouncements" herein for further discussion of the impact of these new standards.

LOANS HELD FOR SALE

Loans are designated as held for sale when the Corporation has a positive intent to sell them. Loans are transferred at the lower of cost or market to the loans held for sale category. At the time of transfer, related write-downs on the loans are recorded as charge-offs. A new cost basis of the loan is established and any subsequent adjustment as a result of lower of cost or market analysis is recognized as a valuation allowance with changes included in noninterest income.

The lower of cost or market analysis on pools of homogeneous loans is applied on a net aggregate basis. Such analysis on non-homogeneous loans is applied on an individual loan basis.

Interest income with respect to loans held for sale is accrued on the principal amount outstanding.

SECURITIES

Securities are classified as investments and carried at amortized cost if management has the positive intent and ability to hold the securities to maturity. Securities purchased with the intention of recognizing short-term profits are placed in the trading account, carried at market value and classified as short-term investments. Gains and losses on trading securities are included in noninterest income. Securities not classified as investments or trading are designated as securities available for sale and carried at fair value with unrealized gains and losses, net of income taxes, reflected in accumulated other comprehensive income or loss.

Interest and dividends on securities, including amortization of premiums and accretion of discounts using the effective-interest method, are included in interest income. Gains and losses realized on the sale of securities available for sale are computed on a specific security basis and included in noninterest income.

LOANS AND LEASES

Loans are stated at the principal amounts outstanding, net of unearned income. Interest income with respect to loans other than nonaccrual loans is accrued on the principal amount outstanding. Significant loan fees are deferred and accreted to interest income over the respective lives of the loans.

The Corporation also provides financing for various types of equipment, aircraft, energy and power systems and rolling stock through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments plus estimated residual value of the leased property, less unearned income. Lease financing income is recognized over the term of the lease using methods that approximate the level yield method. Gains or losses on the sale of leased assets or valuation adjustments on lease residuals are included in noninterest income.

LOAN SECURITIZATIONS AND RETAINED INTERESTS

The Corporation sells mortgage and other loans through secondary market securitizations. In certain cases, the Corporation will retain a portion of the securities issued, interest-only strips, one or more subordinated tranches, servicing rights and/or cash reserve accounts, all of which are associated with the securitized asset. Any gain or loss recognized on the sale of the loans depends on the allocation between the loans sold and the retained interests, based on their relative fair market values at the date of transfer. The Corporation generally estimates fair value based on the present value of future expected cash flows using assumptions as to discount rates, prepayment speeds, credit losses and servicing costs, if applicable.

Servicing rights are maintained at the lower of carrying value or fair market value and are amortized in proportion to estimated net servicing income. Retained interests in loan securitizations are carried at fair market value and included in other assets. For retained interests classified as securities available for sale, adjustments to fair market value are recognized through accumulated other comprehensive income or loss. Fair market value adjustments for all other retained interests are recorded in noninterest income. For servicing rights retained, the Corporation generally receives a fee for servicing the securitized loans.

For purposes of measuring impairment, the Corporation stratifies the pools of assets underlying servicing rights by product type and geographic region of the borrower. A valuation allowance is recorded when the carrying amount of specific asset strata exceeds its fair value.

NONPERFORMING ASSETS

Nonperforming assets include nonaccrual loans, troubled debt restructurings, nonaccrual loans held for sale and foreclosed assets. Generally, loans other than consumer are classified as nonaccrual when it is determined that the collection of interest or principal is doubtful or when a default of interest or principal has existed for 90 days or more, unless the loans are well secured and in the process of collection. When interest accrual is discontinued, accrued but uncollected interest credited to income in the current year is reversed and unpaid interest accrued in the prior year, if any, is charged against the allowance for credit losses. Consumer loans are generally charged off when payments are past due 120 days.

A loan is categorized as a troubled debt restructuring in the year of restructuring if a significant concession is granted to the borrower due to deterioration in the financial condition of the borrower.

Nonperforming loans are generally not returned to performing status until the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and collection of the contractual principal and interest is no longer doubtful.

Impaired loans consist of nonaccrual commercial and commercial real estate loans and troubled debt restructurings. Interest collected on these loans is recognized on the cash basis or cost recovery method.

Loans held for sale, which are carried at lower of cost or market value, are considered nonaccrual when it is determined that the collection of interest or principal is doubtful or when a default of interest or principal has existed for 90 days or more, unless the loans are well secured and in the process of collection. Nonaccrual loans held for sale are reported as other nonperforming assets.

Foreclosed assets are comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. These assets are recorded on the date acquired at the lower of the related loan balance or market value of the collateral less estimated disposition costs. Market values are estimated primarily based on appraisals. Subsequently, foreclosed assets are valued at the lower of the amount recorded at acquisition date or the current market value less estimated disposition costs. Gains or losses realized from disposition of such property are reflected in noninterest expense.

Allowance For Credit Losses

The allowance for credit losses is established through provisions charged against income. Loans deemed to be uncollectible are charged against the allowance and recoveries of previously charged-off loans are credited to the allowance.

The allowance is maintained at a level believed by management to be sufficient to absorb estimated probable credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the credit portfolio and other relevant factors. This evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, estimated losses on consumer loans and residential mortgages, and general amounts for historical loss experience, economic conditions, uncertainties in estimating losses and inherent risks in the various credit portfolios, all of which may be susceptible to significant change.

In determining the adequacy of the allowance for credit losses, the Corporation makes specific allocations to impaired loans and to pools of watchlist and nonwatchlist loans for various credit risk factors. Allocations to loan pools are developed by business segment and risk rating and are based on historical loss trends and management's judgment concerning those trends and other relevant factors. These factors may include, among others, actual versus estimated losses, regional and national economic conditions, business segment and portfolio concentrations, industry competition and consolidation, and the impact of government regulations. Consumer and residential mortgage loan allocations are made at a total portfolio level based on historical loss experience adjusted for portfolio activity and economic conditions.

While PNC's pool reserve methodologies strive to reflect all risk factors, there continues to be a certain element of risk associated with, but not limited to, potential estimation or judgmental errors. Unallocated reserves are designed to provide coverage for such risks. While allocations are made to specific loans and pools of loans, the total reserve is available for all credit losses.

Equity Management Assets

Equity management assets are included in other assets and are comprised of limited partnerships and direct investments. Investments in limited partnerships are valued based on the financial statements received from the general partner. Direct investments are carried at estimated fair value. Changes in the value of these assets are recognized in noninterest income.

Goodwill And Other Amortizable Assets

Goodwill is amortized to expense on a straight-line basis over periods ranging from 15 to 25 years. Other amortizable assets are amortized to expense using accelerated or straight-line methods over their respective estimated useful lives. On a periodic basis, management reviews goodwill and other amortizable assets and evaluates events or changes in circumstances that may indicate impairment in the carrying amount of such assets. If the sum of the expected undiscounted future cash flows, excluding interest charges, is less than the carrying amount of the asset, an impairment loss is recognized. Impairment, if any, is measured on a discounted future cash flow basis.

Effective January 1, 2002, the Corporation adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which changes the method of recognition and accounting for goodwill and certain other intangible assets, and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," which addresses implementation issues regarding the impairment of long-lived assets. Refer to "Recent Accounting Pronouncements" herein for further discussion of the impact of these new standards.

Depreciation And Amortization

For financial reporting purposes, premises and equipment are depreciated principally using the straight-line method over their estimated useful lives ranging from one to 39 years. Accelerated methods are used for federal income tax purposes. Leasehold improvements are amortized over their estimated useful lives or the respective lease terms, whichever is shorter.

Repurchase And Resale Agreements

Repurchase and resale agreements are treated as collateralized financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest, as specified in the respective agreements. The Corporation's policy is to take possession of securities purchased under agreements to resell. The market value of securities to be repurchased and resold is monitored, and additional collateral may be obtained where considered appropriate to protect against credit exposure.

Treasury Stock

The Corporation records common stock purchased for treasury at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the first-in, first-out basis.

Derivative Instruments And Hedging Activities

The Corporation uses a variety of financial derivatives as part of the overall asset and liability risk management process to manage interest rate, market and credit risk inherent in the Corporation's business activities. Substantially all such instruments are used to manage risk related to changes in interest rates. Interest rate and total rate of return swaps, purchased interest rate caps and floors and futures contracts are the primary instruments used by the Corporation for interest rate risk management.

Interest rate swaps are agreements with a counterparty to exchange periodic fixed and floating interest payments calculated on a notional amount. The floating rate is based on a money market index, primarily short-term LIBOR. Total rate of return swaps are agreements with a counterparty to exchange an interest rate payment for the total rate of return on a specified reference index calculated on a notional amount. Purchased interest rate caps and floors are agreements where, for a fee, the counterparty agrees to pay the Corporation the amount, if any, by which a specified market interest rate exceeds or is less than a defined rate applied to a notional amount, respectively. Interest rate futures contracts are exchange-traded agreements to make or take delivery of a financial instrument at an agreed upon price and are settled in cash daily.

Financial derivatives involve, to varying degrees, interest rate, market and credit risk. The Corporation manages these risks as part of its asset and liability management process and through credit policies and procedures. The Corporation seeks to minimize the credit risk by entering into transactions with only a select number of high-quality institutions, establishing credit limits, and generally requiring bilateral netting and collateral agreements.

As required, effective January 1, 2001, the Corporation implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138. The statement requires the Corporation to recognize all derivative instruments at fair value as either assets or liabilities. Financial derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings.

For those derivative instruments that are designated and qualify as hedging instruments, the Corporation must designate the hedging instrument, based on the exposure being hedged, as either a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The Corporation has no derivatives that hedge the net investment in a foreign operation.

For derivatives that are designated as fair value hedges (i.e., hedging the exposure to changes in the fair value of an asset or a liability attributable to a particular risk), the gain or loss on derivatives as well as the loss or gain on the hedged items are recognized in current earnings. An adjustment to the hedged item for the change in its fair value pertaining to the hedged risk is included in its carrying value. For derivatives designated as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows), the effective portions of the gain or loss on derivatives are reported as a component of accumulated other comprehensive income and recognized in earnings in the same period or periods during which the hedged transaction affects earnings. Any remaining gain or loss on these derivatives is recognized in current earnings.

Fair Value Hedging Strategies

The Corporation enters into interest rate and total rate of return swaps, caps, floors and interest rate futures derivative contracts to hedge designated commercial mortgage loans held for sale, securities available for sale, commercial loans, bank notes, senior debt and subordinated debt for changes in fair value primarily due to changes in interest rates. Adjustments related to the ineffective portion of fair value hedging instruments are recorded in interest income, interest expense or noninterest income depending on the hedged item.

Cash Flow Hedging Strategy

The Corporation enters into interest rate swap contracts to modify the interest rate characteristics of designated commercial loans from variable to fixed in order to reduce the impact of interest rate changes on future interest income. The fair value of these derivatives is reported in other assets or other liabilities and offset in accumulated other comprehensive income for the effective portion of the derivatives. Amounts reclassed into earnings, when the hedged transaction culminates, are included in interest income. Ineffectiveness of the strategy, as defined under SFAS No. 133, if any, is reported in interest income.

Customer And Other Derivatives

To accommodate customer needs, PNC also enters into financial derivative transactions primarily consisting of interest rate swaps, caps, floors and foreign exchange contracts. Market risk exposure from customer positions are managed through transactions with other dealers. The credit risk associated with derivatives executed with customers is essentially the same as that involved in extending loans and is subject to normal credit policies. Collateral may be obtained based on management's assessment of the customer. Additionally, the Corporation enters into other derivative transactions for risk management purposes that are not designated as accounting hedges. The positions of customer and other derivatives are recorded at fair value and changes in value are included in noninterest income.

Derivative Instruments And Hedging Activities – Pre-SFAS No. 133

Prior to January 1, 2001, interest rate swaps, caps and floors that modified the interest rate characteristics (such as from fixed to variable, variable to fixed, or one variable index to another) of designated interest-bearing assets or liabilities were accounted for under the accrual method. The net amount payable or receivable from the derivative contract was accrued as an adjustment to interest income or interest expense of the designated instrument. Premiums on contracts were deferred and amortized over the life of the agreement as an adjustment to interest income or interest expense of the designated instruments. Unamortized premiums were included in other assets.

Changes in the fair value of financial derivatives accounted for under the accrual method were not reflected in results of operations. Realized gains and losses, except losses on terminated interest rate caps and floors, were deferred as an adjustment to the carrying amount of the designated instruments and amortized over the shorter of the remaining original life of the agreements or the designated instruments. Losses on terminated interest rate caps and floors were recognized immediately in results of operations. If the designated instruments were disposed of, the fair value of the associated derivative contracts and any unamortized deferred gains or losses were included in the determination of gain or loss on the disposition of such instruments. Contracts not qualifying for accrual accounting were marked to market with gains or losses included in noninterest income.

Credit default swaps were entered into to mitigate credit risk and lower the required regulatory capital associated with commercial lending activities. If the credit default swaps qualified for hedge accounting treatment, the premium paid to enter into the credit default swaps was recorded in other assets and deferred and amortized to noninterest expense over the life of the agreement. Changes in the fair value of credit default swaps qualifying for hedge accounting treatment were not reflected in the Corporation's financial position and had no impact on results of operations.

If the credit default swap did not qualify for hedge accounting treatment or if the Corporation was the seller of credit protection, the credit default swap was marked to market with gains or losses included in noninterest income.

Due to the particular structure of the Corporation's credit default swaps discussed in the preceding paragraphs, these instruments are not considered financial derivatives under the provisions of SFAS No. 133. Commencing January 1, 2001, the premiums paid to enter credit default swaps not considered to be derivatives are recorded in other assets and amortized to noninterest expense over the life of the agreement.

Asset Management And Fund Servicing Fees

Asset management and fund servicing fees are recognized primarily as the services are performed. Asset management fees are primarily based on a percentage of the fair value of the assets under management and performance fees based on a percentage of the returns on such assets. Fund servicing fees are primarily based on a percentage of the fair value of the assets, and the number of shareholder accounts, administered by the Corporation.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Earnings Per Common Share

Basic earnings per common share is calculated by dividing net income adjusted for preferred stock dividends declared by the weighted-average number of shares of common stock outstanding.

Diluted earnings per common share is based on net income adjusted for dividends declared on nonconvertible preferred stock. The weighted-average number of shares of common stock outstanding is increased by the assumed conversion of outstanding convertible preferred stock and debentures from the beginning of the year or date of issuance, if later, and the number of shares of common stock that would be issued assuming the exercise of stock options and the issuance of incentive shares. Such adjustments to net income and the weighted-average number of shares of common stock outstanding are made only when such adjustments are expected to dilute earnings per common share.

Stock Options

Stock options are granted at exercise prices not less than the fair market value of common stock on the date of grant. No compensation expense is recognized on such stock options.

Recent Accounting Pronouncements

As stated previously, the Corporation adopted SFAS No. 133 effective January 1, 2001. As a result, the Corporation recognized an after-tax loss from the cumulative effect of a change in accounting principle of $5 million, which is reported in the consolidated statement of income for the year ended December 31, 2001, and an after-tax accumulated other comprehensive loss of $4 million. Refer to "Derivative Instruments and Hedging Activities" herein and to Note 20 Financial Derivatives for additional detail on the accounting for derivative instruments held by the Corporation.

SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued in September 2000 and replaced SFAS No. 125. Although SFAS No. 140 has changed many of the rules regarding securitizations, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the standard. As required, the Corporation applied the new rules prospectively to transactions consummated beginning in the second quarter of 2001. SFAS No. 140 requires certain disclosures pertaining to securitization transactions effective for fiscal years ending after December 15, 2000. These disclosures are included in Note 14 Securitizations.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001 and eliminates the pooling-of-interests method of accounting. The statement also addresses disclosure requirements for business combinations and initial recognition and measurement criteria for goodwill and other intangible assets as a result of purchase business combinations.

While SFAS No. 141 will affect how future business combinations, if undertaken, are accounted for and disclosed in the financial statements, the issuance of the new standard had no effect on the Corporation's results of operations, financial position, or liquidity during 2001.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which changes the accounting from amortizing goodwill to an impairment-only approach. The amortization of goodwill, including goodwill recognized relating to past business combinations, will cease upon adoption of the new standard. Impairment testing for goodwill at a reporting unit level will be required on at least an annual basis. The new standard also addresses other accounting matters, disclosure requirements and financial statement presentation issues relating to goodwill and other intangible assets.

The Corporation adopted SFAS No. 142 effective January 1, 2002. Assuming no impairment adjustments are necessary, no future business combinations and no other changes to goodwill, the Corporation expects net income to increase by approximately $93 million in 2002 resulting from the cessation of goodwill amortization. The Corporation currently does not have any other indefinite-lived assets on its balance sheet, nor does it anticipate any material reclassifications or adjustments to the useful lives of finite-lived intangible assets as a result of adopting the new standard.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the related asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material impact on the Corporation's consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121. This statement primarily defines one accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and addresses implementation issues regarding the impairment of long-lived assets. PNC adopted this standard effective January 1, 2002. The standard is not expected to have a material impact on the Corporation's consolidated financial statements.

NOTE 2 DISCONTINUED OPERATIONS

In the first quarter of 2001, PNC closed the sale of its residential mortgage banking business. Certain closing date adjustments are currently in dispute between PNC and the buyer, Washington Mutual Bank, FA. The ultimate financial impact of the sale will not be determined until the disputed matters are finally resolved. See Note 24 Legal Proceedings. The income and net assets of the residential mortgage banking business, which are presented on one line in the income statement and balance sheet, respectively, are as follows:

Income From Discontinued Operations

Year ended December 31 - in millions	2001	2000	1999
Income from operations, after tax	**$15**	$65	$62
Net loss on sale of business, after tax (a)	**(10)**		
Total income from discontinued operations	**$5**	$65	$62

(a) Includes recognition of $35 million of previously unrealized securities losses in accumulated other comprehensive income.

Investment In Discontinued Operations

December 31 - in millions	2000
Loans held for sale	$3,003
Securities available for sale	3,016
Loans, net of unearned income	739
Goodwill and other amortizable assets	1,925
All other assets	1,168
Total assets	9,851
Deposits	1,150
Borrowed funds	7,601
Other liabilities	744
Total liabilities	9,495
Net assets	$356

The notional and fair value of financial derivatives used for residential mortgage banking risk management were $15.2 billion and $124 million, respectively, at December 31, 2000.

NOTE 3 RESTATEMENTS

In connection with the repositioning of its institutional lending and venture capital businesses, PNC completed three transactions during 2001, one each in June, September, and November. In each of these transactions, assets were sold or transferred to a subsidiary of a third party financial institution and PNC received preferred interests in the subsidiaries.

The transactions in the aggregate involved the sale of loan assets of $592 million and venture capital assets of $170 million. Of the loan assets sold, $132 million were classified as nonperforming assets at the date of sale. Loan assets sold included loans previously held for sale and other loans that were reclassified from loans to loans held for sale and marked to the lower of cost or market prior to the sale. This resulted in charge-offs at the date transferred of $24 million on loans and valuation adjustments of $4 million for those loans that previously had been classified as held for sale. Including previous charge-offs and valuation adjustments, loans transferred had been charged down by approximately $108 million prior to sale. In addition to the loan and venture capital assets, PNC also transferred cash amounting to $403 million. In return, PNC received one hundred percent of the Class A convertible preferred shares in each subsidiary. The Class A convertible preferred shares owned by PNC have no voting rights. PNC, as holder of the Class A convertible preferred shares, may convert such preferred shares to Class A common shares and cause the liquidation of the subsidiary. A noncumulative annual dividend may be paid on the preferred stock.

The third party financial institution formed each of the entities, contributed three percent equity in the form of cash and received one hundred percent of the Class B preferred shares and one hundred percent of the Class B common shares of each entity. The proceeds received by the applicable entity from the issuance of the Class A preferred and all of the Class B shares were used by each entity to fund certain operating expenses, future commitments under the loan and venture capital agreements, investment in a managed asset account and to purchase U. S. Treasury zero coupon securities. The third party financial institution is the managing member of each of the entities and holds one hundred percent of the voting power. All management and operating decisions regarding the assets are at the discretion of the managing member. The managing member is paid an annual fee for its services. PNC is the servicer of the loans and venture capital assets and is paid a servicing fee.

At the time of the transactions, the loans and venture capital investments were removed from PNC's balance sheet and the preferred interests in the entities were recorded as securities available for sale in conformity with accounting guidance received from PNC's independent auditors. In January 2002, the Federal Reserve Board staff advised PNC that under generally accepted accounting principles the subsidiaries of the third party financial institution should be consolidated into the financial statements of PNC in preparing bank holding company reports. After considering all the circumstances, PNC restated its consolidated financial statements for the second and third quarters of 2001 to conform financial reporting with regulatory reporting requirements.

The amounts contained in this report also include the restatement of the results for the first quarter of 2001 to reflect the correction of an error related to the accounting for the sale of the residential mortgage banking business. This restatement reduced income from discontinued operations and net income for 2001 by $35 million.

NOTE 4 FOURTH QUARTER ACTIONS

In the fourth quarter of 2001, PNC took several actions to accelerate the strategic repositioning of its lending businesses that began in 1998. The Corporation decided to exit approximately $7.9 billion of credit exposure including $3.1 billion of loan outstandings in the institutional lending portfolios. Of these amounts, approximately $5.2 billion of credit exposure and $2.9 billion of loans, respectively, have been transferred to loans held for sale. The remaining amounts have been designated for exit and are expected to run off over the next several years. In connection with the transfer to held for sale, $653 million of charge-offs and valuation adjustments were recognized in the fourth quarter. Additionally, $90 million in charge-offs were taken against the allowance for credit losses specifically allocated to these loans.

PNC also made the decision to discontinue its vehicle leasing business due to continued depressed market conditions and the increased difficulty and cost of obtaining residual value insurance protection. The vehicle leasing business had $1.9 billion in assets at December 31, 2001 that have been designated for exit and will mature over a period of approximately five years. Costs incurred in 2001 to exit this business, including the impairment of goodwill associated with a prior acquisition and employee severance costs, and additions to reserves related to insured residual value exposures totaled $135 million and were charged to noninterest expense.

The Corporation also recorded charges of $65 million in the fourth quarter for certain integration, severance and other costs related to other strategic initiatives.

NOTE 5 SALE OF SUBSIDIARY STOCK

PNC recognizes as income the gain from the sale of stock by its subsidiaries. The gain is the difference between PNC's basis in the stock and the proceeds per share received. PNC provides applicable taxes on the gain.

In October 1999, BlackRock, Inc. ("BlackRock"), a majority-owned investment management subsidiary of the Corporation, issued nine million shares of class A common stock at $14.00 per share in an initial public offering ("IPO"). Prior to the IPO, PNC and BlackRock's management owned approximately 82% and 18%, respectively, of BlackRock's outstanding common stock. Proceeds from the sale were approximately $115 million and resulted in PNC recording a pretax gain in the amount of $64 million or $59 million after tax. As of December 31, 2001, PNC owned approximately 70% of BlackRock.

NOTE 6 CASH FLOWS

For the consolidated statement of cash flows, cash and cash equivalents are defined as cash and due from banks.

The following table sets forth information pertaining to acquisitions and divestitures that affected cash flows:

Cash Flows

Year ended December 31 - in millions	**2001**	2000	1999
Assets divested (acquired)	**$7,252**	$(4)	$2,062
Liabilities divested (acquired)	**6,852**	(4)	208
Cash paid	**18**	31	1,407
Cash and due from banks received	**503**	1	3,261

NOTE 7 TRADING ACTIVITIES

Most of PNC's trading activities are designed to provide capital markets services to customers and not to position the Corporation's portfolio for gains from market movements. PNC participates in derivatives and foreign exchange trading as well as underwriting and "market making" in equity securities as an accommodation to customers. PNC also engages in trading activities as part of risk management strategies.

Net trading income in 2001, 2000 and 1999 included in noninterest income was as follows:

Details Of Trading Activities

Year ended December 31 - in millions	**2001**	2000	1999
Corporate services	**$5**	$7	
Other noninterest income			
Securities underwriting and trading	**55**	42	$48
Derivatives trading	**61**	20	8
Foreign exchange	**26**	22	17
Net trading income	**$147**	$91	$73

NOTE 8 SECURITIES

In millions	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2001				
SECURITIES AVAILABLE FOR SALE				
Debt securities				
U.S. Treasury and government agencies	**$808**	**$3**	**$(4)**	**$807**
Mortgage-backed	**7,302**	**35**	**(76)**	**7,261**
Asset-backed	**5,166**	**10**	**(83)**	**5,093**
State and municipal	**62**	**2**		**64**
Other debt	**75**	**1**	**(1)**	**75**
Total debt securities	**13,413**	**51**	**(164)**	**13,300**
Corporate stocks and other	**264**		**(19)**	**245**
Total securities available for sale	**$13,677**	**$51**	**$(183)**	**$13,545**
SECURITIES HELD TO MATURITY				
Debt securities				
U.S. Treasury and government agencies	**$260**		**$(3)**	**$257**
Asset-backed	**8**			**8**
Other debt	**95**			**95**
Total debt securities	**363**		**(3)**	**360**
Total securities held to maturity	**$363**		**$(3)**	**$360**
December 31, 2000				
SECURITIES AVAILABLE FOR SALE				
Debt securities				
U.S. Treasury and government agencies	$313	$1	$(1)	$313
Mortgage-backed	4,037	13	(48)	4,002
Asset-backed	902	1	(10)	893
State and municipal	94	2		96
Other debt	73	1	(1)	73
Total debt securities	5,419	18	(60)	5,377
Corporate stocks and other	537	2	(14)	525
Total securities available for sale	$5,956	$20	$(74)	$5,902
December 31, 1999				
SECURITIES AVAILABLE FOR SALE				
Debt securities				
U.S. Treasury and government agencies	$411		$(11)	$400
Mortgage-backed	3,918	$2	(151)	3,769
Asset-backed	1,051		(24)	1,027
State and municipal	134	2	(5)	131
Other debt	40		(1)	39
Total debt securities	5,554	4	(192)	5,366
Corporate stocks and other	590	9	(5)	594
Total securities available for sale	$6,144	$13	$(197)	$5,960

The expected weighted-average life of securities available for sale was 4 years at December 31, 2001 compared with 4 years and 5 months at year-end 2000 and 4 years and 7 months at year-end 1999.

The securities classified as held to maturity are owned by the subsidiaries of a third party financial institution described in Note 3 Restatements. The expected weighted-average life of securities held to maturity was 18 years and 11 months at December 31, 2001. PNC had no securities held to maturity at December 31, 2000.

Net securities gains associated with the disposition of securities available for sale were $131 million in 2001, $20 million in 2000 and $22 million in 1999. Reflected in the 1999 net securities gains was a $41 million gain from the sale of Concord EFS, Inc. ("Concord") stock that was partially offset by a $28 million write-down of an equity investment. Net securities losses of $3 million in 2001 and net securities gains of $9 million and $3 million in 2000 and 1999, respectively, related to commercial mortgage banking activities were included in corporate services revenue.

Information relating to securities sold is set forth in the following table:

Securities Sold

Year ended December 31 In millions	Proceeds	Gross Gains	Gross Losses	Net Gains	Taxes
2001	**$22,144**	**$144**	**$16**	**$128**	**$45**
2000	8,427	37	8	29	10
1999	7,573	69	44	25	9

The carrying value of securities pledged to secure public and trust deposits and repurchase agreements and for other purposes was $6.2 billion and $3.8 billion at December 31, 2001 and December 31, 2000, respectively. The fair value of securities accepted as collateral that the Corporation is permitted by contract or custom to sell or repledge was $260 million at December 31, 2001, of which $160 million was repledged to others.

The following table presents the amortized cost, fair value and weighted-average yield of debt securities at December 31, 2001, by remaining contractual maturity.

Contractual Maturity Of Debt Securities

December 31, 2001 Dollars in millions	Within 1 Year	1 to 5 Years	5 to 10 Years	After 10 Years	Total
SECURITIES AVAILABLE FOR SALE					
U.S. Treasury and government agencies	$95	$591	$116	$6	$808
Mortgage-backed		29	11	7,262	7,302
Asset-backed		2,309	1,010	1,847	5,166
State and municipal	2	15	38	7	62
Other debt	3	30	27	15	75
Total securities available for sale	$100	$2,974	$1,202	$9,137	$13,413
Fair value	$100	$2,958	$1,183	$9,059	$13,300
Weighted-average yield	1.93%	3.65%	5.35%	5.80%	5.26%
SECURITIES HELD TO MATURITY					
U.S. Treasury and government agencies				$260	$260
Asset-backed		$8			8
Other debt	$66	23	$6		95
Total securities held to maturity	$66	$31	$6	$260	$363
Fair value	$66	$31	$6	$257	$360
Weighted-average yield	2.04%	2.30%	5.88%	5.80%	4.82%

Based on current interest rates and expected prepayment speeds, the total weighted-average expected maturity of mortgage-backed securities was 4 years and asset-backed securities was 4 years and 2 months at December 31, 2001. Weighted-average yields are based on historical cost with effective yields weighted for the contractual maturity of each security.

NOTE 9 LOANS AND COMMITMENTS TO EXTEND CREDIT

Loans outstanding were as follows:

December 31 - in millions	2001	2000	1999	1998	1997
Commercial	**$15,205**	$21,207	$21,468	$25,177	$19,988
Commercial real estate	**2,372**	2,583	2,730	3,449	3,974
Consumer	**9,164**	9,133	9,348	10,980	11,205
Residential mortgage	**6,395**	13,264	12,506	12,253	12,776
Lease financing	**5,557**	4,845	3,663	2,978	2,224
Credit card				2,958	3,830
Other	**445**	568	682	392	650
Total loans	**39,138**	51,600	50,397	58,187	54,647
Unearned income	**(1,164)**	(999)	(724)	(554)	(412)
Total loans, net of unearned income	**$37,974**	$50,601	$49,673	$57,633	$54,235

Loans outstanding and related unfunded commitments are concentrated in PNC's primary geographic markets. At December 31, 2001, no specific industry concentration exceeded 8.3% of total commercial loans outstanding and unfunded commitments.

Net Unfunded Commitments

December 31 - in millions	2001	2000
Commercial	**$20,233**	$24,253
Commercial real estate	**711**	1,039
Consumer	**4,977**	4,414
Lease financing	**146**	123
Other	**139**	173
Institutional lending repositioning	**4,837**	1,700
Total	**$31,043**	$31,702

Commitments to extend credit represent arrangements to lend funds subject to specified contractual conditions. At December 31, 2001, commercial commitments are reported net of $7.1 billion of participations, assignments and syndications, primarily to financial institutions. The comparable amount was $7.2 billion at December 31, 2000. Commitments generally have fixed expiration dates, may require payment of a fee, and contain termination clauses in the event the customer's credit quality deteriorates. Based on the Corporation's historical experience, most commitments expire unfunded, and therefore cash requirements are substantially less than the total commitment.

Net outstanding letters of credit totaled $4.0 billion at December 31, 2001 and 2000 and consisted primarily of standby letters of credit that commit the Corporation to make payments on behalf of customers if certain specified future events occur. Such instruments are typically issued to support industrial revenue bonds, commercial paper, and bid-or-performance related contracts. At year-end 2001, the largest industry concentration within standby letters of credit was for educational services, which accounted for approximately 9% of the total. Maturities for standby letters of credit ranged from 2002 to 2011.

At December 31, 2001, $14.7 billion of loans were pledged to secure borrowings and for other purposes.

Certain directors and executive officers of the Corporation and its subsidiaries, as well as certain affiliated companies of these directors and officers, were customers of and had loans with subsidiary banks in the ordinary course of business. All such loans were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers and did not involve more than a normal risk of collectibility. The aggregate principal amounts of these loans were $24 million and $29 million at December 31, 2001 and 2000, respectively. During 2001, new loans of $47 million were funded and repayments totaled $52 million.

NOTE 10 NONPERFORMING ASSETS

The following table sets forth nonperforming assets and related information:

December 31 - dollars in millions	2001	2000	1999	1998	1997
Nonaccrual loans	**$211**	$323	$291	$286	$270
Nonperforming loans held for sale (a)	**169**	33	17		
Foreclosed assets	**11**	16	17	33	52
Total nonperforming assets (b)	**$391**	$372	$325	$319	$322
Nonaccrual loans to total loans	**.56%**	.64%	.59%	.50%	.50%
Nonperforming assets to total loans, loans held for sale and foreclosed assets	**.93**	.71	.61	.55	.59
Nonperforming assets to total assets	**.56**	.53	.47	.45	.45
Interest on nonperforming loans					
Computed on original terms	**$27**	$42	$28	$25	$31
Recognized	**10**	10	11	6	6
Past due loans					
Accruing loans past due 90 days or more	**$159**	$113	$86	$263	$287
As a percentage of total loans	**.42%**	.22%	.17%	.46%	.53%
Past due loans held for sale					
Accruing loans held for sale past due 90 days or more	**$33**	$16	$24		
As a percentage of total loans held for sale	**.79%**	.97%	.69%		

(a) Includes $6 million of a troubled debt restructured loan held for sale in 2001.

(b) The above table excludes $18 million, $18 million and $13 million of equity management assets at December 31, 2001, 2000 and 1999, respectively, that are carried at estimated fair value.

NOTE 11 ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses were as follows:

In millions	2001	2000	1999
January 1	**$675**	$674	$753
Charge-offs	**(985)**	(186)	(216)
Recoveries	**37**	51	55
Net charge-offs	**(948)**	(135)	(161)
Provision for credit losses	**903**	136	163
Sale of credit card business			(81)
December 31	**$630**	$675	$674

Impaired loans totaling $192 million and $316 million at December 31, 2001 and 2000, respectively, had a corresponding specific allowance for credit losses of $28 million and $76 million. The average balance of impaired loans was $319 million in 2001, $277 million in 2000 and $243 million in 1999. There was no interest income recognized on impaired loans in 2001, 2000 or 1999.

NOTE 12 PREMISES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Premises, equipment and leasehold improvements, stated at cost less accumulated depreciation and amortization, were as follows:

December 31 - in millions	2001	2000
Land	**$87**	$86
Buildings	**448**	456
Equipment	**1,413**	1,373
Leasehold improvements	**321**	190
Total	**2,269**	2,105
Accumulated depreciation and amortization	**(1,141)**	(1,069)
Net book value	**$1,128**	$1,036

Depreciation and amortization expense on premises, equipment and leasehold improvements totaled $168 million in 2001, $149 million in 2000 and $204 million in 1999.

Certain facilities and equipment are leased under agreements expiring at various dates through the year 2071. Substantially all such leases are accounted for as operating leases. Rental expense on such leases amounted to $165 million in 2001, $148 million in 2000 and $132 million in 1999.

At December 31, 2001 and 2000, required minimum annual rentals due on noncancelable leases having terms in excess of one year aggregated $908 million and $684 million, respectively. Minimum annual rentals for each of the years 2002 through 2006 are $125 million, $115 million, $104 million, $96 million and $85 million, respectively.

In the fourth quarter of 2001, management of PFPC Worldwide Inc., a majority-owned subsidiary of the Corporation, initiated a plan to consolidate certain facilities as a follow-up to the integration of the Investor Services Group acquisition. In connection with this initiative and other strategic actions in the fourth quarter 2001, pretax charges to noninterest expense of $36 million were recognized in the fourth quarter. The charges primarily reflect termination costs related to exiting certain lease agreements and the abandonment of related leasehold improvements.

During 1999, PNC made the decision to sell various branches and office buildings. Initial write-downs were recorded in noninterest expense and generally reflected the difference between book value and appraised value less selling costs. Write-downs totaled $35 million and subsequent net gains from disposals totaled $8 million in 1999.

NOTE 13 GOODWILL AND OTHER AMORTIZABLE ASSETS

Goodwill and other amortizable assets, net of amortization, consisted of the following:

December 31 - in millions	2001	2000
Goodwill	**$2,043**	$2,155
Customer-related intangibles	**131**	157
Commercial mortgage servicing rights	**199**	156
Total	**$2,373**	$2,468

Amortization of goodwill and other amortizable assets was as follows:

Year ended December 31 In millions	2001	2000	1999
Goodwill	**$117**	$116	$80
Purchased credit cards			6
Commercial mortgage servicing rights	**27**	18	20
Other	**(12)**	(6)	6
Total	**$132**	$128	$112

In addition, write-downs of $11 million related to impairment of goodwill for the year ended December 31, 2001 resulted from PNC's decision to discontinue its vehicle leasing business.

NOTE 14 SECURITIZATIONS

During 2001, the Corporation sold residential mortgage loans, commercial mortgage loans and other loans totaling $1.0 billion, $374 million, and $82 million, respectively, in secondary market securitization transactions. These securitization transactions resulted in pretax gains of $9.6 million, $1 million, and $2 million, respectively, for the year ended December 31, 2001.

In addition to the sale of loans discussed above, in March 2001 PNC securitized $3.8 billion of residential mortgage loans by selling the loans into a trust with PNC retaining 99% or $3.7 billion of the certificates. PNC also securitized $175 million of commercial mortgage loans by selling the loans into a trust with PNC retaining 99% or $173 million of the certificates. In each case, the 1% interest in the trust was purchased by a publicly-traded entity managed by a subsidiary of PNC. A substantial portion of the entity's purchase price was financed by PNC. The reclassification of these loans to securities increased the liquidity of the assets and was consistent with PNC's on-going balance sheet restructuring. At the time of the residential mortgage securitization, gains of $25.9 million were deferred and are being recognized when principal payments are received or the securities are sold to third parties. At December 31, 2001, these securities had been reduced to $1.3 billion through sales and principal payments and the remaining deferred gains were $7.8 million. No gain was recognized at the time of the commercial mortgage loan securitization and none of the securities retained at the time of the securitization remained on the balance sheet at December 31, 2001.

In addition to the securities discussed above, the Corporation retained certain interest-only strips and servicing rights that were created in the sale of certain loans. Additional information on these items is contained below.

Key economic assumptions used in measuring the fair value of the interest-only strips and servicing rights at the date of the securitization resulting from securitizations completed during the year and related information were as follows:

Key Economic Assumptions

Dollars in millions	Fair Value	Weighted-average Life (Years)	Prepayment Speed (CPR)(a)	Discount Rate
During 2001				
Residential mortgage	**$38**	**1.2 – 1.7**	**36.0%**	**10.00%**
Commercial mortgage	**5**	**9.4**	**10.0**	**10.00**
Other	**2**	**1.9**		**4.14**
During 2000				
Commercial mortgage	$7	9.6	10.0%	10.00%

(a) Constant Prepayment Rate ("CPR").

Quantitative information about managed securitized loan portfolios in which the Corporation had interest-only strips outstanding at December 31, 2001 and related delinquencies follows:

Interest-Only Strips

	Managed		Delinquencies	
December 31 - in millions	**2001**	2000	**2001**	2000
Residential loans	**$1,058**	$178	**$24**	$2
Student loans	**453**	573	**49**	66
Total managed loans	**$1,511**	$751	**$73**	$68

Certain cash flows received from and paid to securitization trusts in which the Corporation had interest-only strips outstanding during the period follows:

Securitization Cash Flows

Year ended December 31 – in millions	**2001**	2000
Proceeds from new securitizations	**$1,040**	$877
Servicing revenue	**8**	7
Other cash flows received on retained interests	**16**	22

Proceeds from new securitizations are limited to cash proceeds received from third parties. It excludes the value of securities generated as a result of the recharacterization of loans to securities. During 2001 and 2000, there were no purchases of delinquent or foreclosed assets, and servicing advances and repayments of servicing advances were not significant.

Changes in the Corporation's commercial mortgage servicing assets are as follows:

Commercial Mortgage Servicing Activity

In millions	**2001**	2000
Balance at January 1	**$156**	$125
Additions	**70**	49
Amortization	**(27)**	(18)
Balance at December 31	**$199**	$156

Assuming a prepayment speed of 10% and weighted average life of 10.8 years discounted at 10%, the estimated fair value of commercial mortgage servicing rights was $240 million at December 31, 2001. A 10% and 20% adverse change in all assumptions used to determine fair value at December 31, 2001, results in a $22 million and $44 million decrease in fair value, respectively. No valuation allowance was necessary for the years ended December 31, 2001 and December 31, 2000.

At December 31, 2001, key economic assumptions and the sensitivity of the current fair value of residual cash flows to an immediate 10% or 20% adverse change in those assumptions are as follows:

Fair Value Assumptions

December 31, 2001 Dollars in millions	Residential Mortgage	Student Loans	Other
Fair value of retained interest (carrying value)	$29	$52	$2
Weighted-average life (in years)	.8	2.0	1.8
Residual cash flows discount rate	7.50%	4.40%	4.14%
Impact on fair value of 10% adverse change	$(.2)	$(2.2)	
Impact on fair value of 20% adverse change	(.3)	(3.3)	
Prepayment speed assumption (CPR)	50.0%	13.7%	(a)
Impact on fair value of 10% adverse change	$(1.9)	$(.8)	(a)
Impact on fair value of 20% adverse change	(3.5)	(1.3)	(a)

(a) Historically, there have been no prepayments on these loans, which are guaranteed by an agency of the U. S. Government.

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on fair value is calculated independently of variations in other assumptions, whereas a change in one factor may realistically have an impact on another, which might magnify or counteract the sensitivities.

During 2000, the Corporation sold commercial mortgage loans of $865 million in secondary market securitization transactions and recognized a pretax gain of $13 million. Additionally, the Corporation sold $737 million of commercial mortgage loans into a trust. The Corporation retained servicing rights in the loans and 99% or $730 million of the mortgage-backed securities. The 1% interest in the trust was purchased by a publicly-traded entity managed by a subsidiary of PNC. A substantial portion of the entity's purchase price was financed by PNC. The Corporation had securities of $155 million related to the trust in its portfolio at December 31, 2000. No gain related to the portion of securities retained was recognized by the Corporation as of December 31, 2000. The securities were subsequently sold to third parties in the first quarter of 2001.

NOTE 15 DEPOSITS

The aggregate amount of time deposits with a denomination greater than $100,000 was $4.0 billion and $5.8 billion at December 31, 2001 and 2000, respectively. Remaining contractual maturities of time deposits for the years 2002 through 2006 and thereafter are $8.7 billion, $1.3 billion, $1.2 billion, $681 million and $917 million, respectively.

NOTE 16 BORROWED FUNDS

Bank notes have interest rates ranging from 1.95% to 6.50% with approximately 40% maturing in 2002. Senior and subordinated notes consisted of the following:

December 31, 2001 Dollars in millions	Outstanding	Stated Rate	Maturity
Senior	$2,762	2.45% – 7.00%	2002-2006
Subordinated			
Nonconvertible	2,298	6.13 – 8.25	2003-2009
Total	$5,060		

Borrowed funds have scheduled repayments for the years 2002 through 2006 and thereafter of $3.4 billion, $2.4 billion, $2.1 billion, $1.6 billion and $2.6 billion, respectively.

Included in outstandings for the senior and subordinated notes in the table above are basis adjustments of $8 million and $89 million, respectively, related to SFAS No. 133.

NOTE 17 CAPITAL SECURITIES OF SUBSIDIARY TRUSTS

Mandatorily Redeemable Capital Securities of Subsidiary Trusts ("Capital Securities") include nonvoting preferred beneficial interests in the assets of PNC Institutional Capital Trust A, Trust B and Trust C. Trust A, formed in December 1996, holds $350 million of 7.95% junior subordinated debentures, due December 15, 2026, and redeemable after December 15, 2006, at a premium that declines from 103.975% to par on or after December 15, 2016. Trust B, formed in May 1997, holds $300 million of 8.315% junior subordinated debentures due May 15, 2027, and redeemable after May 15, 2007, at a premium that declines from 104.1575% to par on or after May 15, 2017. Trust C, formed in June 1998, holds $200 million of junior subordinated debentures due June 1, 2028, bearing interest at a floating rate per annum equal to 3-month LIBOR plus 57 basis points. The rate in effect at December 31, 2001 was 2.65%. Trust C Capital Securities are redeemable on or after June 1, 2008 at par.

Cash distributions on the Capital Securities are made to the extent interest on the debentures is received by the Trusts. In the event of certain changes or amendments to regulatory requirements or federal tax rules, the Capital Securities are redeemable in whole.

Trust A is a wholly owned finance subsidiary of PNC Bank, N.A., PNC's principal bank subsidiary, and Trusts B and C are wholly owned finance subsidiaries of the Corporation.

The respective parents of the Trusts have, through the agreements governing the Capital Securities, taken together, fully, irrevocably and unconditionally guaranteed all of the obligations of the Trusts under the Capital Securities. For a discussion of certain dividend restrictions, see Note 19 Regulatory Matters.

NOTE 18 SHAREHOLDERS' EQUITY

Information related to preferred stock is as follows:

December 31 Shares in thousands	Liquidation Value per Share	Preferred Shares 2001	Preferred Shares 2000
Authorized			
$1 par value		**17,172**	17,224
Issued and outstanding			
Series A	$40	**10**	11
Series B	40	**3**	3
Series C	20	**204**	229
Series D	20	**293**	318
Series F	50		6,000
Total		**510**	6,561

Series A through D are cumulative and, except for Series B, are redeemable at the option of the Corporation. Annual dividends on Series A, B and D preferred stock total $1.80 per share and on Series C preferred stock total $1.60 per share. Holders of Series A through D preferred stock are entitled to a number of votes equal to the number of full shares of common stock into which such preferred stock is convertible. Series A through D preferred stock have the following conversion privileges: (i) one share of Series A or Series B is convertible into eight shares of common stock; and (ii) 2.4 shares of Series C or Series D are convertible into four shares of common stock.

The Series F preferred stock was nonconvertible and nonvoting, except in limited circumstances. On March 6, 2001, the Corporation commenced a cash tender offer for its nonconvertible Series F preferred stock. Approximately 1.9 million shares were purchased by the Corporation at a price of $50.35 per share plus accrued and unpaid dividends on April 5, 2001. The remainder of the outstanding shares of Series F preferred stock was redeemed on October 4, 2001 for approximately $205 million.

During 2000, the Board of Directors adopted a shareholder rights plan providing for issuance of share purchase rights. Except as provided in the plan, if a person or group becomes beneficial owner of 10% or more of PNC's outstanding common stock, all holders of the rights, other than such person or group, may purchase PNC common stock or equivalent preferred stock at half of market value.

The Corporation has a dividend reinvestment and stock purchase plan. Holders of preferred stock and common stock may participate in the plan, which provides that additional shares of common stock may be purchased at market value with reinvested dividends and voluntary cash payments. Common shares purchased pursuant to this plan were: 472,015 shares in 2001, 649,334 shares in 2000 and 567,266 shares in 1999.

At December 31, 2001, the Corporation had reserved approximately 33.8 million common shares to be issued in connection with certain stock plans and the conversion of certain debt and equity securities.

NOTE 19 REGULATORY MATTERS

The Corporation is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by such regulatory authorities. Neither the Corporation nor any of its subsidiaries is subject to written agreements entered into with any of the agencies.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on PNC's financial condition and results of operations. The Corporation's capital amounts and classification are also subject to qualitative judgments by regulatory agencies about components, risk weightings and other factors.

The following table sets forth regulatory capital ratios for PNC and its only significant bank subsidiary, PNC Bank, N.A.:

Regulatory Capital

December 31 Dollars in millions	Amount		Ratios	
	2001	2000	**2001**	2000
Risk-based capital				
Tier I				
PNC	**$4,599**	$5,367	**7.8%**	8.6%
PNC Bank, N.A.	**4,704**	5,055	**8.7**	8.7
Total				
PNC	**6,958**	7,845	**11.8**	12.6
PNC Bank, N.A.	**6,581**	7,012	**12.1**	12.1
Leverage				
PNC	**4,599**	5,367	**6.8**	8.0
PNC Bank, N.A.	**4,704**	5,055	**7.6**	8.2

The access to and cost of funding new business initiatives including acquisitions, the ability to pay dividends, deposit insurance costs, and the level and nature of regulatory oversight depend, in large part, on a financial institution's capital strength. The minimum regulatory capital ratios are 4% for Tier I risk-based, 8% for total risk-based and 3% for leverage. However, regulators may require higher capital levels when particular circumstances warrant. To qualify as "well capitalized," regulators require banks to maintain capital ratios of at least 6% for Tier I risk-based, 10% for total risk-based and 5% for leverage. At December 31, 2001, the Corporation and each bank subsidiary met the "well capitalized" capital ratio requirements.

The principal source of parent company revenue and cash flow is the dividends it receives from PNC Bank. The bank's dividend level may be impacted by its capital needs, supervisory policies, corporate policies, contractual restrictions and other factors. Also, there are legal limitations on the ability of national banks to pay dividends or make other capital distributions. PNC Bank was not permitted to pay dividends to the parent company as of December 31, 2001 without prior approval from banking regulators as a result of the repositioning charges taken in 2001 and prior dividends. Under these limitations, PNC Bank's capacity to pay dividends without prior regulatory approval can be restored through retention of earnings. Management expects PNC Bank's dividend capacity relative to such legal limitations to be restored during 2002 from retained earnings. The parent company currently has available funds to pay dividends at current rates through 2002.

Under federal law, bank subsidiaries generally may not extend credit to the parent company or its nonbank subsidiaries on terms and under circumstances that are not substantially the same as comparable extensions of credit to nonaffiliates. No extension of credit may be made to the parent company or a nonbank subsidiary which is in excess of 10% of the capital stock and surplus of such bank subsidiary or in excess of 20% of the capital and surplus of such bank subsidiary as to aggregate extensions of credit to the parent company and its subsidiaries. Such extensions of credit, with limited exceptions, must be fully collateralized by certain specified assets. In certain circumstances, federal regulatory authorities may impose more restrictive limitations.

Federal Reserve Board regulations require depository institutions to maintain cash reserves with the Federal Reserve Bank. During 2001, subsidiary banks maintained reserves which averaged $127 million.

NOTE 20 FINANCIAL DERIVATIVES

Effective January 1, 2001, the Corporation implemented SFAS No. 133. As a result of the adoption of this statement, the Corporation recognized, in the first quarter of 2001, an after-tax loss from the cumulative effect of a change in accounting principle of $5 million reported in the consolidated income statement and an after-tax accumulated other comprehensive loss of $4 million. The impact of the adoption of this standard related to the residential mortgage banking business is reflected in the results of discontinued operations.

Earnings adjustments resulting from cash flow and fair value hedge ineffectiveness were not significant to the results of operations of the Corporation during 2001.

During the next twelve months, the Corporation expects to reclassify to earnings $118 million of pretax net gains, or $77 million after tax, on cash flow hedge derivatives currently reported in accumulated other comprehensive income. These net gains are anticipated to result from net cash flows on receive fixed interest rate swaps and would mitigate reductions in interest income recognized on the related floating rate commercial loans.

The Corporation generally has established agreements with its major derivative dealer counterparties that provide for exchanges of marketable securities or cash to collateralize either party's positions. At December 31, 2001 the Corporation held cash and U.S. government securities with a fair value of $190 million to collateralize net gains with counterparties.

At December 31, 2000, the Corporation had financial derivatives used for risk management with notional amounts totaling $15.7 billion. These derivatives had a net positive fair value of $92 million at December 31, 2000. Included in these amounts were credit default swaps, with notional amounts of $4.4 billion and negative fair value of $2 million, no longer considered to be derivatives under SFAS No. 133, due to their particular structure.

In addition, at December 31, 2000 the Corporation had financial derivatives for customer-related and other purposes with notional amounts totaling $31.3 billion and $1.2 billion, respectively. These derivatives had net fair values of negative $12 million and positive $12 million, respectively. Total positive and negative fair value positions within the customer-related derivatives were $273 million and $285 million, respectively. Total positive and negative fair value positions for derivatives held for other purposes were $13 million and $1 million, respectively.

NOTE 21 EMPLOYEE BENEFIT PLANS

PENSION AND POSTRETIREMENT PLANS

The Corporation has a noncontributory, qualified defined benefit pension plan covering most employees. Retirement benefits are derived from a cash balance formula based on compensation levels, age and length of service. Pension contributions are based on an actuarially determined amount necessary to fund total benefits payable to plan participants.

The Corporation also maintains nonqualified supplemental retirement plans for certain employees. All retirement benefits provided under these plans are unfunded and any payments to plan participants are made by the Corporation. The Corporation also provides certain health care and life insurance benefits for retired employees ("post-retirement benefits") through various plans.

A reconciliation of the changes in the benefit obligation for qualified and nonqualified pension plans and post-retirement benefit plans as well as the change in plan assets for the qualified pension plan is as follows:

	Qualified and Nonqualified Pensions		Post-retirement Benefits	
December 31 – in millions	**2001**	2000	**2001**	2000
Benefit obligation at beginning of year	**$856**	$840	**$203**	$198
Service cost	**32**	32	**2**	2
Interest cost	**66**	65	**14**	14
Actuarial loss	**41**	7	**12**	7
Settlements		(20)		
Participant contributions			**4**	4
Benefits paid	**(75)**	(68)	**(24)**	(22)
Benefit obligation at end of year	**$920**	$856	**$211**	$203
Fair value of plan assets at beginning of year	**$952**	$939		
Actual loss on plan assets	**(89)**	(29)		
Employer contribution	**140**	130		
Settlements		(20)		
Benefits paid	**(75)**	(68)		
Fair value of plan assets at end of year	**$928**	$952		
Funded status	**$8**	$96	**$(211)**	$(203)
Unrecognized net actuarial loss (gain)	**289**	65	**(58)**	38
Unrecognized prior service credit	**(3)**	(5)	**54**	(63)
Net amount recognized on the balance sheet	**$294**	$156	**$(215)**	$(228)
Prepaid pension cost	**$294**	$156		
Additional minimum liability	**(21)**	(18)		
Intangible asset	**3**	2		
Accumulated other comprehensive loss	**18**	16		
Net amount recognized on the balance sheet	**$294**	$156		

The accrued pension benefit liability above includes $39 million and $34 million for the nonqualified plans at December 31, 2001 and 2000, respectively. The accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets (the nonqualified plans) were $60 million and $53 million as of December 31, 2001 and December 31, 2000, respectively. The nonqualified plans had no plan assets at either date.

Plan assets primarily consist of listed common stocks, U.S. government and agency securities and various mutual funds managed by BlackRock from which BlackRock and PFPC receive compensation for providing investment advisory, custodial and transfer agency services. Plan assets are managed by BlackRock and do not include common or preferred stock of the Corporation.

The components of net periodic pension and post-retirement benefit cost were as follows:

	Qualified and Nonqualified Pensions			Post-retirement Benefits		
Year ended December 31 – in millions	**2001**	2000	1999	**2001**	2000	1999
Service cost	**$32**	$32	$24	**$2**	$2	$2
Interest cost	**66**	65	58	**14**	14	12
Expected return on plan assets	**(97)**	(93)	(75)			
Transition amount amortization		(4)	(5)			
Curtailment gain				**(3)**		
Amortization of prior service cost	**(1)**	(1)	(1)	**(6)**	(6)	(6)
Recognized net actuarial loss	**2**		2			
Losses due to settlements		7				
Net periodic cost	**$2**	$6	$3	**$7**	$10	$8

Weighted-average assumptions were as follows:

	Qualified and Nonqualified Pensions		
Year ended December 31	**2001**	2000	1999
Discount rate	**7.25%**	7.50%	7.75%
Rate of compensation increase	**4.50**	4.50	4.50
Expected return on plan assets	**9.50**	9.50	9.50

	Post-retirement Benefits		
Year ended December 31	**2001**	2000	1999
Discount rate	**7.25%**	7.50%	7.75%
Expected health care cost trend rate			
Medical pre-65	**7.00**	7.00	7.00
Medical post-65	**8.00**	8.00	8.00
Dental	**7.00**	7.00	7.00

The health care cost trend rate declines until it stabilizes at 5.50% beginning in 2005. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Year ended December 31, 2001 – in millions	Increase	Decrease
Effect on total service and interest cost	**$1**	**$(1)**
Effect on post-retirement benefit obligation	**9**	**(9)**

INCENTIVE SAVINGS PLAN

The Corporation sponsors an incentive savings plan that covers substantially all employees. Under this plan, employee contributions up to 6% of biweekly compensation as defined by the plan are matched, subject to Internal Revenue Code limitations. Contributions to the plan are matched primarily by shares of PNC common stock held in treasury or by the Corporation's employee stock ownership plan ("ESOP"). The Corporation also maintains a nonqualified supplemental savings plan for certain employees.

The Corporation makes annual contributions to the ESOP that are at least equal to the debt service requirements on the ESOP's borrowings less dividends received by the ESOP. All dividends received by the ESOP are used to pay debt service. Dividends used for debt service totaled $8 million in 2001 and $9 million in 2000 and 1999. To satisfy additional debt service requirements, PNC contributed $1 million in 2001 and $9 million in 1999. No contributions were made in 2000. As of December 31, 2001 the ESOP's borrowings have been paid off or fully extinguished.

As the ESOP's borrowings were repaid, shares were allocated to employees who made contributions during the year based on the proportion of annual debt service to total debt service. The Corporation includes all ESOP shares as common shares outstanding in the earnings per share computation.

Components Of ESOP Shares

As of or for the year ended December 31 In thousands	**2001**	2000
Unallocated		364
Allocated	**4,134**	4,316
Released for allocation	**364**	348
Retired	**(490)**	(530)
Total	**4,008**	4,498

Compensation expense related to the portion of contributions matched with ESOP shares is determined based on the number of ESOP shares allocated. Compensation expense related to these plans was $28 million, $30 million and $17 million for 2001, 2000 and 1999, respectively.

NOTE 22 STOCK-BASED COMPENSATION PLANS

The Corporation has a long-term incentive award plan ("Incentive Plan") that provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, performance units, restricted stock and other incentive shares to executives and directors. In any given year, the number of shares of common stock available for grant under the Incentive Plan may range from 1.5% to 3% of total issued shares of common stock determined at the end of the preceding calendar year. Of this amount, no more than 20% is available for restricted stock and other incentive share awards.

As of December 31, 2001 no incentive stock options, stock appreciation rights or performance unit awards were outstanding.

NONQUALIFIED STOCK OPTIONS

Options are granted at exercise prices not less than the market value of common stock on the date of grant. Generally, options granted in 2001, 2000 and 1999 become exercisable in installments after the grant date. Options granted prior to 1999 are mainly exercisable twelve months after the grant date. Payment of the option price may be in cash or previously owned shares of common stock at market value on the exercise date.

A summary of stock option activity follows:

	Per Option		
Shares in thousands	Exercise Price	Weighted-Average Exercise Price	Shares
January 1, 1999	$11.38 - $66.00	$40.30	9,566
Granted	50.47 - 76.00	51.68	3,612
Exercised	11.38 - 54.72	33.89	(1,856)
Terminated	21.75 - 59.31	51.68	(247)
December 31, 1999	11.38 - 76.00	44.83	11,075
Granted	42.19 - 66.22	44.20	4,171
Exercised	11.38 - 59.31	37.77	(2,952)
Terminated	31.13 - 61.75	48.10	(496)
December 31, 2000	21.63 - 76.00	46.25	11,798
Granted	53.74 - 74.70	73.14	3,996
Exercised	21.63 - 59.31	43.46	(2,737)
Terminated	42.19 - 74.59	53.22	(580)
December 31, 2001	**21.75 - 76.00**	**55.15**	**12,477**

Information about stock options outstanding at December 31, 2001 follows:

December 31, 2001 Shares in thousands	Options Outstanding			Options Exercisable	
Range of exercise prices	Shares	Weighted-average exercise price	Weighted-average remaining contractual life (in years)	Shares	Weighted-average exercise price
$21.75 - $32.99	**829**	**$28.96**	**3.2**	**829**	**$28.96**
33.00 - 49.99	**3,478**	**42.69**	**7.5**	**1,211**	**43.04**
50.00 - 76.00	**8,170**	**63.12**	**7.8**	**3,239**	**54.73**
Total	**12,477**	**$55.15**	**7.4**	**5,279**	**$48.01**

Options granted in 2001 include options for 52,000 shares granted to non-employee directors.

The weighted-average grant-date fair value of options granted in 2001, 2000 and 1999 was $15.87, $9.86 and $10.15 per option, respectively. At December 31, 2000 and 1999 options for 5,834,898 and 7,682,745 shares of common stock, respectively, were exercisable at a weighted-average price of $45.96 and $42.05, respectively.

There were no options granted in excess of market value in 2001or 2000. Options for 82,000 shares of common stock were granted in 1999 with an exercise price in excess of the market value on the date of grant. Shares of common stock available for the granting of options and other awards under the Incentive Plan and the predecessor plans were 10,584,683 at December 31, 2001, 2000 and 1999.

INCENTIVE SHARE AND RESTRICTED STOCK AWARDS

In 1998, incentive share awards potentially representing 362,250 shares of common stock were granted to certain senior executives pursuant to the Incentive Plan. Issuance of restricted shares pursuant to these incentive awards was subject to the market price of PNC's common stock equaling or exceeding specified levels for defined periods. In 2001, 104,250 of these shares were issued. The remaining shares expired and will not be issued under this award. The restricted period ends July 1, 2003. During the restricted period, the recipient receives dividends and can vote the shares. Generally, if the recipient leaves the Corporation before the end of the restricted period, the shares will be forfeited.

In 2000, 606,000 incentive shares of common stock were granted to certain senior executives pursuant to the Incentive Plan. One-half of any shares of restricted stock issued pursuant to these awards will vest after three years and the remainder after four years. Shares awarded under this grant will be offset on a share-for-share basis by shares received, if any, by the executive from the 1998 grant.

There were 39,000 and 66,000 incentive shares forfeited during 2001 and 2000, respectively. No shares were forfeited in 1999.

In addition, 33,600, 53,100 and 37,500 shares of restricted stock were granted to certain key employees in 2001, 2000 and 1999, respectively. These shares vest 25% after three years, 25% after four years and 50% after five years. There were 13,000 shares of restricted stock granted to non-employee directors in 2001. One half of these shares vest after one year and the remainder after two years. In 2000, 245,000 shares of restricted stock were granted to senior executives with a three-year vesting period.

Compensation expense recognized for incentive share and restricted stock awards totaled $10 million, $8 million and $12 million in 2001, 2000 and 1999, respectively.

EMPLOYEE STOCK PURCHASE PLAN

The Corporation's employee stock purchase plan ("ESPP") has approximately 2.6 million shares available for issuance. Persons who have been continuously employed for at least one year are eligible to participate. Participants purchase the Corporation's common stock at 85% of the lesser of fair market value on the first or last day of each offering period. No charge to earnings is recorded with respect to the ESPP.

Shares issued pursuant to the ESPP were as follows:

Year ended December 31	Shares	Price Per Share
2001	**395,217**	**$55.57 and $49.26**
2000	504,988	42.82 and 45.53
1999	406,740	43.99 and 47.39

PRO FORMA EFFECTS

The following table sets forth pro forma income from continuing operations and diluted earnings per share as if compensation expense was recognized for stock options and the ESPP.

Pro Forma Income From Continuing Operations And EPS

Year ended December 31	Reported	Pro forma
Income from continuing operations (in millions)		
2001	**$377**	**$344**
2000	1,214	1,196
1999	1,202	1,194
Diluted earnings per share		
2001	**$1.26**	**$1.14**
2000	4.09	4.02
1999	3.94	3.92

For purposes of computing pro forma results, PNC estimated the fair value of stock options and ESPP shares using the Black-Scholes option pricing model.

The model requires the use of numerous assumptions, many of which are highly subjective in nature. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for all stock-based compensation plans and are not indicative of the impact on future periods. The following assumptions were used in the option pricing model for purposes of estimating pro forma results. The dividend yield represents average yields over the previous three-year period. Volatility is measured using the fluctuation in quarter-end closing stock prices over a five-year period.

Option Pricing Assumptions

Year ended December 31	**2001**	2000	1999
Risk-free interest rate	**4.9%**	6.6%	5.2%
Dividend yield	**3.2**	3.1	3.6
Volatility	**25.7**	21.8	22.1
Expected life	**5 yrs.**	5 yrs.	6 yrs.

NOTE 23 INCOME TAXES

The components of income taxes were as follows:

Year ended December 31 In millions	2001	2000	1999
Current			
Federal	**$195**	$226	$454
State	**40**	32	35
Total current	**235**	258	489
Deferred			
Federal	**(51)**	363	102
State	**3**	13	(5)
Total deferred	**(48)**	376	97
Total	**$187**	$634	$586

Significant components of deferred tax assets and liabilities are as follows:

December 31 - in millions	2001	2000
Deferred tax assets		
Allowance for credit losses	**$225**	$250
Compensation and benefits	**31**	85
Net unrealized securities losses	**75**	19
Loan valuations related to institutional lending repositioning	**330**	
Other	**163**	104
Total deferred tax assets	**824**	458
Deferred tax liabilities		
Leasing	**1,182**	824
Depreciation	**53**	37
Other	**89**	102
Total deferred tax liabilities	**1,324**	963
Net deferred tax liability	**$500**	$505

A reconciliation between the statutory and effective tax rates follows:

Year ended December 31	2001	2000	1999
Statutory tax rate	**35.0%**	35.0%	35.0%
Increases (decreases) resulting from			
State taxes	**4.9**	1.6	1.1
Tax-exempt interest	**(1.8)**	(.6)	(.7)
Goodwill	**3.0**	.9	.9
Life insurance	**(3.5)**	(1.0)	(1.0)
Tax credits	**(7.6)**	(1.8)	(1.4)
Other	**3.2**	.2	(1.1)
Effective tax rate	**33.2%**	34.3%	32.8%

NOTE 24 LEGAL PROCEEDINGS

Several putative class action complaints have been filed against the Corporation, certain present and former officers or directors and its independent auditors for 2001 alleging violations of federal securities laws relating to disclosures and seeking unquantified damages on behalf of purchasers of the Corporation's common stock during specified periods. Management believes there are substantial defenses to the lawsuits and intends to defend them vigorously. The impact of the final disposition of these lawsuits cannot be assessed at this time.

In January 2001, PNC sold its residential mortgage banking business. Certain closing date purchase price adjustments aggregating approximately $300 million pretax are currently in dispute between the parties. The Corporation has established a receivable of approximately $140 million to reflect additional purchase price it believes is due from the buyer. The buyer has taken the position that the purchase price it has already paid should be reduced by approximately $160 million. The Corporation has established specific reserves related to a portion of its recorded receivable. The purchase agreement requires that an independent public accounting firm determine the final adjustments. The buyer also has filed a lawsuit against the Corporation seeking compensatory damages with respect to certain of the disputed matters that the Corporation believes are covered by the process provided in the purchase agreement, unquantified punitive damages and declaratory and other relief. Management intends to assert the Corporation's positions vigorously. Management believes that, net of available reserves, an adverse outcome, expected to be recorded in discontinued operations, could be material to net income in the period in which recorded, but that the final disposition of this matter will not be material to the Corporation's financial position.

The Corporation, in the normal course of business, is subject to various other pending and threatened lawsuits in which claims for monetary damages are asserted. Management does not anticipate that the ultimate aggregate liability, if any, arising out of such other lawsuits will have a material adverse effect on the Corporation's financial position.

At the present time, management is not in a position to determine whether any pending or threatened litigation will have a material adverse effect on the Corporation's results of operations in any future reporting period.

The staffs of the Securities and Exchange Commission and the Federal Reserve Board have informed PNC that they are conducting inquiries with respect to the transactions with subsidiaries of a third party financial institution described in Note 3 Restatements. PNC is cooperating with these inquiries.

NOTE 25 EARNINGS PER SHARE

The following table sets forth basic and diluted earnings per share calculations.

Year ended December 31 - in millions, except share and per share data	2001	2000	1999
CALCULATION OF BASIC EARNINGS PER COMMON SHARE			
Income from continuing operations	**$377**	$1,214	$1,202
Less: Preferred dividends declared (a)	**13**	19	19
Income from continuing operations applicable to basic earnings per common share	**364**	1,195	1,183
Income from discontinued operations applicable to basic earnings per common share	**5**	65	62
Cumulative effect of accounting change applicable to basic earnings per common share	**(5)**		
Net income applicable to basic earnings per common share	**$364**	$1,260	$1,245
Basic weighted-average common shares outstanding (in thousands)	**286,726**	289,958	296,886
Basic earnings per common share from continuing operations	**$1.27**	$4.12	$3.98
Basic earnings per common share from discontinued operations	**.02**	.23	.21
Basic earnings per common share from cumulative effect of accounting change	**(.02)**		
Basic earnings per common share	**$1.27**	$4.35	$4.19
CALCULATION OF DILUTED EARNINGS PER COMMON SHARE			
Income from continuing operations	**$377**	$1,214	$1,202
Less: Dividends declared on nonconvertible Series F preferred stock (a)	**13**	18	18
Income from continuing operations applicable to diluted earnings per common share	**364**	1,196	1,184
Income from discontinued operations applicable to diluted earnings per common share	**5**	65	62
Cumulative effect of accounting change applicable to diluted earnings per common share	**(5)**		
Net income applicable to diluted earnings per common share	**$364**	$1,261	$1,246
Basic weighted-average common shares outstanding (in thousands)	**286,726**	289,958	296,886
Weighted-average common shares to be issued using average market price and assuming:			
Conversion of preferred stock Series A and B	**106**	118	131
Conversion of preferred stock Series C and D	**870**	986	1,072
Conversion of debentures	**17**	20	24
Exercise of stock options	**1,661**	1,531	1,529
Incentive share awards	**368**	173	383
Diluted weighted-average common shares outstanding (in thousands)	**289,748**	292,786	300,025
Diluted earnings per common share from continuing operations	**$1.26**	$4.09	$3.94
Diluted earnings per common share from discontinued operations	**.02**	.22	.21
Diluted earnings per common share from cumulative effect of accounting change	**(.02)**		
Diluted earnings per common share	**$1.26**	$4.31	$4.15

(a) Adjustment for year ended December 31, 2001 includes $1 million of cost incurred due to tender offer of Series F preferred stock.

NOTE 26 SEGMENT REPORTING

PNC operates seven major businesses engaged in regional community banking, corporate banking, real estate finance, asset-based lending, wealth management, asset management and global fund services.

Business results are presented based on PNC's management accounting practices and the Corporation's management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to generally accepted accounting principles; therefore, PNC's business results are not necessarily comparable with similar information for any other financial services institution. Financial results are presented, to the extent practicable, as if each business operated on a stand-alone basis.

The management accounting process uses various balance sheet and income statement assignments and transfers to measure performance of the businesses. Methodologies change from time to time as management accounting practices are enhanced and businesses change. Securities available for sale or borrowings and related net interest income are assigned based on the net asset or liability position of each business. Capital is assigned based on management's assessment of inherent risks and equity levels at independent companies providing similar products and services. The allowance for credit losses is allocated based on management's assessment of risk inherent in the loan portfolios. Support areas not directly aligned with the businesses are allocated primarily based on the utilization of services.

Total business financial results differ from consolidated results from continuing operations primarily due to differences between management accounting practices and generally accepted accounting principles, equity management activities, minority interest in income of consolidated entities, residual asset and liability management activities, unallocated reserves, eliminations and unassigned items, the impact of which is reflected in the "Other" category.

The impact of the institutional lending repositioning and other strategic actions that occurred during 2001, 2000 and 1999 is reflected in the business results.

BUSINESS SEGMENT PRODUCTS AND SERVICES

Regional Community Banking provides deposit, branch-based brokerage, electronic banking and credit products and services to retail customers as well as deposit, credit, treasury management and capital markets products and services to small businesses primarily within PNC's geographic region.

Corporate Banking provides credit, equipment leasing, treasury management and capital markets products and services primarily to mid-sized corporations and government entities within PNC's geographic region.

PNC Real Estate Finance provides credit, capital markets, treasury management, commercial mortgage loan servicing and other financial products and services to developers, owners and investors in commercial real estate. PNC's commercial real estate financial services platform provides processing services through Midland Loan Services, Inc., a leading third party provider of loan servicing and technology to the commercial real estate finance industry, and national syndication of affordable housing equity through Columbia Housing Partners, LP.

PNC Business Credit provides asset-based lending, capital markets and treasury management products and services to middle market customers nationally. PNC Business Credit's lending services include loans secured by accounts receivable, inventory, machinery and equipment, and other collateral, and its customers include manufacturing, wholesale, distribution, retailing and service industry companies.

PNC Advisors provides a full range of tailored investment products and services to affluent individuals and families, including full-service brokerage through J.J.B. Hilliard, W.L. Lyons, Inc. and investment advisory services to the ultra-affluent through Hawthorn. PNC Advisors also serves as investment manager and trustee for employee benefit plans and charitable and endowment assets.

BlackRock is one of the largest publicly traded investment management firms in the United States with approximately $239 billion of assets under management at December 31, 2001. BlackRock manages assets on behalf of institutions and individuals worldwide through a variety of fixed income, liquidity and equity mutual funds, separate accounts and alternative investment products. Mutual funds include the flagship fund families, BlackRock Funds and BlackRock Provident Institutional Funds. In addition, BlackRock provides risk management and investment system services to institutional investors under the BlackRock Solutions name.

PFPC is the largest full-service mutual fund transfer agent and second largest provider of mutual fund accounting and administration services in the United States, providing a wide range of fund services to the investment management industry. PFPC also provides processing solutions to the international marketplace through its Ireland and Luxembourg operations.

Results Of Businesses

Year ended December 31 In millions	Regional Community Banking	Corporate Banking	PNC Real Estate Finance	PNC Business Credit	PNC Advisors	BlackRock	PFPC	Other	Consolidated
2001									
INCOME STATEMENT									
Net interest income	**$1,460**	**$501**	**$116**	**$104**	**$128**	**$11**	**$(66)**	**$8**	**$2,262**
Noninterest income	**758**	**32**	**89**	**(8)**	**607**	**533**	**726**	**(194)**	**2,543**
Total revenue	**2,218**	**533**	**205**	**96**	**735**	**544**	**660**	**(186)**	**4,805**
Provision for credit losses	**50**	**733**	**44**	**29**	**2**			**45**	**903**
Depreciation and amortization	**71**	**13**	**22**	**2**	**17**	**26**	**45**	**77**	**273**
Other noninterest expense	**1,169**	**374**	**136**	**29**	**487**	**337**	**554**	**(21)**	**3,065**
Pretax earnings	**928**	**(587)**	**3**	**36**	**229**	**181**	**61**	**(287)**	**564**
Income taxes	**332**	**(212)**	**(35)**	**14**	**86**	**74**	**25**	**(97)**	**187**
Earnings	**$596**	**$(375)**	**$38**	**$22**	**$143**	**$107**	**$36**	**$(190)**	**$377**
Inter-segment revenue	**$11**	**$4**			**$61**	**$16**	**$6**	**$(98)**	
AVERAGE ASSETS	**$40,285**	**$16,685**	**$5,290**	**$2,463**	**$3,330**	**$684**	**$1,771**	**$(153)**	**$70,355**
2000									
INCOME STATEMENT									
Net interest income	$1,408	$582	$118	$99	$136	$7	$(46)	$(140)	$2,164
Noninterest income	619	254	108	20	656	477	656	101	2,891
Total revenue	2,027	836	226	119	792	484	610	(39)	5,055
Provision for credit losses	45	79	(7)	12	5			2	136
Depreciation and amortization	71	13	20	2	14	20	49	70	259
Other noninterest expense	1,000	381	125	28	497	314	483	(16)	2,812
Pretax earnings	911	363	88	77	276	150	78	(95)	1,848
Income taxes	321	122	4	28	103	63	31	(38)	634
Earnings	$590	$241	$84	$49	$173	$87	$47	$(57)	$1,214
Inter-segment revenue	$3	$5			$79	$13	$5	$(105)	
AVERAGE ASSETS	$38,958	$17,746	$5,889	$2,271	$3,500	$537	$1,578	$(1,988)	$68,491
1999									
INCOME STATEMENT									
Net interest income	$1,411	$534	$132	$71	$130	$(8)	$6	$68	$2,344
Noninterest income	667	85	67	11	608	381	251	380	2,450
Total revenue	2,078	619	199	82	738	373	257	448	4,794
Provision for credit losses	61	16	9	11	7			59	163
Depreciation and amortization	96	18	22	2	18	18	12	110	296
Other noninterest expense	1,002	381	118	23	483	252	175	113	2,547
Pretax earnings	919	204	50	46	230	103	70	166	1,788
Income taxes	326	59		17	88	44	26	26	586
Earnings	$593	$145	$50	$29	$142	$59	$44	$140	$1,202
Inter-segment revenue	$6	$2		$(1)	$81	$10	$3	$(101)	
AVERAGE ASSETS	$37,502	$18,041	$7,133	$1,759	$3,353	$448	$308	$(630)	$67,914

Gains on the sales of the credit card business, the BlackRock IPO and Concord stock totaling $298 million in 1999 are included in the "Other" category. Also in 1999, costs related to efficiency initiatives of $48 million and a contribution to the PNC Foundation of $30 million are included in the "Other" category.

Differences between management accounting practices and generally accepted accounting principles, divested and exited businesses, equity management activities, minority interest in income of consolidated entities, residual asset and liability management activities, eliminations and unassigned items comprise the remainder of the "Other" category.

NOTE 27 COMPREHENSIVE INCOME

The Corporation's other comprehensive income primarily consists of unrealized gains or losses on securities available for sale and cash flow hedge derivatives and minimum pension liability adjustments. The income effects allocated to each component of other comprehensive income (loss) are as follows:

Year ended December 31 In millions	Pretax Amount	Tax Benefit (Expense)	After-tax Amount
2001			
Unrealized securities losses	**$(86)**	**$30**	**$(56)**
Less: Reclassification adjustment for losses realized in net income	**(8)**	**3**	**(5)**
Net unrealized securities losses	**(78)**	**27**	**(51)**
SFAS No. 133 transition adjustment	**(6)**	**2**	**(4)**
Unrealized gains on cash flow hedge derivatives	**102**	**(36)**	**66**
Less: Reclassification adjustment for losses realized in net income	**(55)**	**19**	**(36)**
Net unrealized gains on cash flow hedge derivatives	**151**	**(53)**	**98**
Minimum pension liability adjustment	**(2)**	**1**	**(1)**
Other	**3**	**(1)**	**2**
Other comprehensive income from continuing operations	**$74**	**$(26)**	**$48**
2000			
Unrealized securities gains	$124	$(40)	$84
Less: Reclassification adjustment for losses realized in net income	(3)	1	(2)
Net unrealized securities gains	127	(41)	86
Minimum pension liability adjustment	2	(1)	1
Other	3	(1)	2
Other comprehensive income from continuing operations	$132	$(43)	$89
1999			
Unrealized securities losses	$(186)	$64	$(122)
Less: Reclassification adjustment for losses realized in net income	(28)	10	(18)
Net unrealized securities losses	(158)	54	(104)
Minimum pension liability adjustment	(8)	3	(5)
Other	2	(1)	1
Other comprehensive loss from continuing operations	$(164)	$56	$(108)

The accumulated balances related to each component of other comprehensive income (loss) are as follows:

December 31 – in millions	2001	2000
Net unrealized securities losses	**$(86)**	$(35)
Net unrealized gains on cash flow hedge derivatives	**98**	
Minimum pension liability adjustment	**(12)**	(11)
Other	**5**	3
Accumulated other comprehensive income (loss) from continuing operations	**$5**	$(43)

NOTE 28 FAIR VALUE OF FINANCIAL INSTRUMENTS

	2001		2000	
December 31 - in millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Cash and short-term assets	**$6,200**	**$6,200**	$5,041	$5,041
Securities	**13,908**	**13,905**	5,902	5,902
Loans held for sale	**4,189**	**4,189**	1,655	1,655
Net loans (excludes leases)	**32,941**	**33,588**	46,066	46,872
Commercial mortgage servicing rights	**199**	**240**	156	267
Financial derivatives (a)				
Interest rate risk management	**278**	**278**		
Commercial mortgage banking risk management	**5**	**5**		
Customer/other derivatives	**497**	**497**		
Liabilities				
Demand, savings and money market deposits	**34,531**	**34,531**	30,686	30,686
Time deposits	**12,773**	**12,942**	16,978	17,101
Borrowed funds	**12,390**	**12,677**	11,822	12,043
Financial derivatives (a)				
Interest rate risk management	**16**	**16**		
Commercial mortgage banking risk management	**4**	**4**		
Customer/other derivatives	**476**	**476**		
Off-Balance-Sheet				
Unfunded loan commitments	**(12)**	**(12)**	(11)	(11)
Letters of credit	**(10)**	**(10)**	(10)	(10)
Financial derivatives (a)				
Interest rate risk management			63	104
Commercial mortgage banking risk management			(2)	(10)
Credit-related activities (b)				(2)

(a) Effective January 1, 2001, the Corporation implemented SFAS No. 133. The statement requires the Corporation to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Financial derivatives are reported at fair value in other assets or other liabilities.

(b) Due to the structure of these contracts, they are no longer considered financial derivatives under SFAS No. 133.

Real and personal property, lease financing, loan customer relationships, deposit customer intangibles, retail branch networks, fee-based businesses, such as asset management and brokerage, trademarks and brand names are excluded from the amounts set forth in the previous table. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

Fair value is defined as the estimated amount at which a financial instrument could be exchanged in a current transaction between willing parties, or other than in a forced or liquidation sale. However, it is not management's intention to immediately dispose of a significant portion of such financial instruments, and unrealized gains or losses should not be interpreted as a forecast of future earnings and cash flows. The derived fair values are subjective in nature, involve uncertainties and significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly impact the derived fair value estimates.

The following methods and assumptions were used in estimating fair value amounts for financial instruments.

GENERAL

For short-term financial instruments realizable in three months or less, the carrying amount reported in the consolidated balance sheet approximates fair value. Unless otherwise stated, the rates used in discounted cash flow analyses are based on market yield curves.

CASH AND SHORT-TERM ASSETS

The carrying amounts reported in the consolidated balance sheet for cash and short-term investments approximate fair values primarily due to their short-term nature. For purposes of this disclosure only, short-term assets include due from banks, interest-earning deposits with banks, federal funds sold and resale agreements, trading securities, customer's acceptance liability and accrued interest receivable.

SECURITIES

The fair value of securities is based on quoted market prices, where available. If quoted market prices are not available, fair value is estimated using the quoted market prices of comparable instruments.

Net Loans And Loans Held For Sale

Fair values are estimated based on the discounted value of expected net cash flows incorporating assumptions about prepayment rates, credit losses and servicing fees and costs. For revolving home equity loans, this fair value does not include any amount for new loans or the related fees that will be generated from the existing customer relationships. In the case of nonaccrual loans, scheduled cash flows exclude interest payments. The carrying value of loans held for sale approximates fair value.

Commercial Mortgage Servicing Rights

The fair value of commercial mortgage servicing rights is estimated based on the present value of future cash flows. These fair values are based on assumptions as to prepayment speeds, discount rate and the weighted-average life of the related commercial loans.

Deposits

The carrying amounts of noninterest-bearing demand and interest-bearing money market and savings deposits approximate fair values. For time deposits, which include foreign deposits, fair values are estimated based on the discounted value of expected net cash flows assuming current interest rates.

Borrowed Funds

The carrying amounts of federal funds purchased, commercial paper, acceptances outstanding and accrued interest payable are considered to be their fair value because of their short-term nature. For all other borrowed funds, fair values are estimated based on the discounted value of expected net cash flows assuming current interest rates.

Unfunded Loan Commitments And Letters Of Credit

Fair values for commitments to extend credit and letters of credit are estimated based on the amount of deferred fees and the creditworthiness of the counterparties.

Financial And Other Derivatives

The fair value of derivatives is based on the discounted value of the expected net cash flows. These fair values represent the amounts the Corporation would receive or pay to terminate the contracts, assuming current interest rates.

Note 29 Unused Line Of Credit

At December 31, 2001, the Corporation maintained a line of credit in the amount of $500 million, none of which was drawn. This line is available for general corporate purposes and expires in 2003.

Note 30 Subsequent Events

In January 2002, PNC Business Credit acquired a portion of the U.S. asset-based lending business of NBOC. As a result of this acquisition, PNC Business Credit established six new marketing offices and enhanced its presence as one of the premier asset-based lenders for the middle market customer segment. At the acquisition date, credit exposure acquired was approximately $2.6 billion including $1.5 billion of loan outstandings. None of the loans were nonperforming at acquisition.

Additionally, PNC Business Credit agreed to service a portion of NBOC's remaining U.S. asset-based loan portfolio ("serviced portfolio") for a period of eighteen months. The serviced portfolio consisted of approximately $670 million of credit exposure including $463 million of outstandings as of the acquisition date. At closing, $138 million of these outstandings were classified as nonperforming. The serviced portfolio's credit exposure and outstandings are expected to be reduced through managed liquidation and runoff during the eighteen-month servicing period. At the end of the servicing term, NBOC has the right to transfer the then remaining serviced portfolio to PNC Business Credit. PNC Business Credit established a liability of $112 million in 2002 as part of the allocation of the purchase price to reflect this obligation. The amount of this liability will be assessed quarterly with any changes recognized in earnings. During the servicing term, NBOC will be responsible for realized credit losses with respect to the serviced portfolio to a maximum of $50 million. If the right to transfer is exercised, the Corporation is responsible for realized credit losses on the serviced portfolio that may occur during the eighteen-month period in excess of certain NBOC specific reserves related to those assets, when applicable (available only on specified credits), and the $50 million first loss position. PNC Business Credit management currently expects the amounts indicated above to be adequate to cover potential losses in connection with the serviced portfolio.

On January 3, 2002, the Board of Directors authorized the Corporation to purchase up to 35 million shares of its common stock through February 29, 2004. These shares may be purchased in the open market or privately negotiated transactions. This authorization terminated any prior authorization. The extent and timing of any share repurchases will depend on a number of factors including, among others, progress in disposing of loans held for sale, regulatory capital considerations, alternative uses of capital and receipt of regulatory approvals if then required.

Note 31 Parent Company

Summarized financial information of the parent company is as follows:

Statement Of Income

Year ended December 31 - in millions	2001	2000	1999
Operating Revenue			
Dividends from:			
Bank subsidiaries	**$1,116**	$690	$1,139
Nonbank subsidiaries	**60**	55	80
Interest income	**6**	9	9
Noninterest income	**2**	1	4
Total operating revenue	**1,184**	755	1,232
Operating Expense			
Interest expense	**50**	54	86
Other expense	**6**	(6)	52
Total operating expense	**56**	48	138
Income before income taxes and equity in undistributed net income of subsidiaries	**1,128**	707	1,094
Income tax benefits	**(17)**	(21)	(47)
Income before equity in undistributed net income of subsidiaries	**1,145**	728	1,141
Bank subsidiaries	**(531)**	386	(7)
Nonbank subsidiaries	**(237)**	165	130
Net income	**$377**	$1,279	$1,264

Balance Sheet

December 31 - in millions	2001	2000
Assets		
Cash and due from banks	**$1**	$1
Securities available for sale	**94**	53
Investments in:		
Bank subsidiaries	**5,324**	5,640
Nonbank subsidiaries	**1,555**	1,656
Other assets	**152**	160
Total assets	**$7,126**	$7,510
Liabilities		
Borrowed funds		$100
Nonbank affiliate borrowings	**$1,086**	522
Accrued expenses and other liabilities	**217**	232
Total liabilities	**1,303**	854
Shareholders' Equity	**5,823**	6,656
Total liabilities and shareholders' equity	**$7,126**	$7,510

Borrowed funds at December 31, 2000 were repaid in 2001. Commercial paper and all other debt issued by PNC Funding Corp., a wholly owned finance subsidiary, is fully and unconditionally guaranteed by the parent company. In addition, in connection with certain affiliates' commercial mortgage servicing operations, the parent company has committed to maintain such affiliates' net worth above minimum requirements.

During 2001, 2000 and 1999, the parent company received net income tax refunds of $37 million, $36 million and $44 million, respectively. Such refunds represent the parent company's portion of consolidated income taxes. During 2001, 2000 and 1999, the parent company paid interest of $49 million, $56 million and $96 million, respectively.

Statement Of Cash Flows

Year ended December 31 - in millions	2001	2000	1999
Operating Activities			
Net income	**$377**	$1,279	$1,264
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Equity in undistributed net earnings of subsidiaries	**768**	(551)	(123)
Other	**44**	(24)	(14)
Net cash provided by operating activities	**1,189**	704	1,127
Investing Activities			
Net change in short-term investments with subsidiary bank		16	(7)
Net capital (contributed to) returned from subsidiaries	**(237)**	258	631
Securities available for sale			
Sales and maturities	**1,206**	372	1,592
Purchases	**(1,247)**	(425)	(1,565)
Cash paid in acquisitions			(2)
Other	**(14)**	(13)	(17)
Net cash (used) provided by investing activities	**(292)**	208	632
Financing Activities			
Borrowings from nonbank subsidiary	**763**	314	687
Repayments on borrowings from nonbank subsidiary	**(190)**	(440)	(1,080)
Acquisition of treasury stock	**(681)**	(428)	(803)
Cash dividends paid to shareholders	**(569)**	(546)	(520)
Issuance of stock	**181**	189	141
Series F preferred stock tender offer/maturity	**(301)**		
Repayments on borrowings	**(100)**		(200)
Other			15
Net cash used by financing activities	**(897)**	(911)	(1,760)
Increase (decrease) in cash and due from banks		1	(1)
Cash and due from banks at beginning of year	**1**		$1
Cash and due from banks at end of year	**$1**	$1	

PNC restated its consolidated financial statements for the first, second and third quarters of 2001 and revised previously announced results for the fourth quarter of 2001. These restatements were made to reflect the correction of an error related to the accounting for the sale of the residential mortgage banking business in the first quarter and to consolidate certain subsidiaries of a third party financial institution in the second, third and fourth quarters. See Note 3 Restatements for additional information.

The error correction reduced income from discontinued operations and net income by $35 million for the first quarter of 2001. Diluted earnings per share was reduced by $.12.

The consolidation of the third party subsidiaries reduced third quarter net income by $51 million and diluted earnings per share by $.18 and fourth quarter results by $104 million and $.37, respectively

In consolidation, all loan assets of the third party subsidiaries are included in loans held for sale. At the date of sale, the difference between the sale price and carrying value was recorded as charge-offs for portfolio loans and as valuation adjustments in noninterest income for loans previously held for sale. Subsequent to the date of sale, lower of cost or market adjustments have been recorded through charges to noninterest income.

The following table summarizes the charges related to the assets in these entities for 2001.

Charges Related To Third Party Subsidiaries

Year ended December 31, 2001 In millions	Fourth Quarter	Third Quarter	Second Quarter	Total
At time of sale:				
Charge-offs		$9	$15	$24
Valuation adjustments		3	1	4
		12	16	28
Valuation adjustments subsequent to sale	$158	82		240
Total	$158	$94	$16	$268

Venture capital assets in one of the third party subsidiaries were carried at estimated fair value and additional valuation adjustments of $7 million were recorded in the fourth quarter of 2001.

SELECTED QUARTERLY FINANCIAL DATA

Dollars in millions, except per share data	2001 Fourth	2001 Third	2001 Second	2001 First	2000 Fourth	2000 Third	2000 Second	2000 First
SUMMARY OF OPERATIONS								
Interest income	**$902**	**$984**	**$1,079**	**$1,172**	$1,190	$1,201	$1,180	$1,161
Interest expense	**324**	**419**	**514**	**618**	657	670	635	606
Net interest income	**578**	**565**	**565**	**554**	533	531	545	555
Provision for credit losses	**668**	**110**	**45**	**80**	40	30	35	31
Noninterest income before net securities (losses) gains	**418**	**619**	**703**	**672**	719	693	728	731
Net securities (losses) gains	**(3)**	**88**	**17**	**29**	16	7		(3)
Noninterest expense	**987**	**787**	**789**	**775**	752	747	780	792
(Loss) income from continuing operations before income taxes	**(662)**	**375**	**451**	**400**	476	454	458	460
Income taxes	**(232)**	**128**	**156**	**135**	162	155	159	158
(Loss) income from continuing operations	**(430)**	**247**	**295**	**265**	314	299	299	302
Income from discontinued operations				**5**	20	23	16	6
Net (loss) income before cumulative effect of accounting change	**(430)**	**247**	**295**	**270**	334	322	315	308
Cumulative effect of accounting change				**(5)**				
Net (loss) income	**$(430)**	**$247**	**$295**	**$265**	$334	$322	$315	$308
PER COMMON SHARE DATA								
Book value	**$20.54**	**$23.09**	**$22.60**	**$22.39**	$21.88	$21.01	$20.22	$19.68
Basic earnings (a)								
Continuing operations	**(1.52)**	**.85**	**1.01**	**.90**	1.07	1.02	1.01	1.02
Discontinued operations				**.02**	.07	.08	.06	.02
Before cumulative effect of accounting change	**(1.52)**	**.85**	**1.01**	**.92**	1.14	1.10	1.07	1.04
Cumulative effect of accounting change				**(.02)**				
Net income	**(1.52)**	**.85**	**1.01**	**.90**	1.14	1.10	1.07	1.04
Diluted earnings (a) (b)								
Continuing operations	**(1.52)**	**.84**	**1.00**	**.89**	1.06	1.01	1.01	1.01
Discontinued operations				**.02**	.07	.08	.05	.02
Before cumulative effect of accounting change	**(1.52)**	**.84**	**1.00**	**.91**	1.13	1.09	1.06	1.03
Cumulative effect of accounting change				**(.02)**				
Net income	**(1.52)**	**.84**	**1.00**	**.89**	1.13	1.09	1.06	1.03

(a) The sum of the quarterly amounts in 2001 does not equal the year's amount because the quarterly calculations are based on a changing number of average shares.
(b) Additional shares were excluded from fourth quarter 2001 EPS calculations since they were antidilutive.

ANALYSIS OF YEAR-TO-YEAR CHANGES IN NET INTEREST INCOME

	2001/2000 Increase/(Decrease) in Income/Expense Due to Changes in:			2000/1999 Increase/(Decrease) in Income/Expense Due to Changes in:		
Taxable-equivalent basis - in millions	Volume	Rate	Total	Volume	Rate	Total
INTEREST-EARNING ASSETS						
Loans held for sale	$(35)	$(50)	$(85)	$90	$10	$100
Securities						
Securities available for sale						
U.S. Treasury, government agencies and corporations	117	(5)	112	(12)	8	(4)
Other debt	184	(32)	152	19	10	29
Other	(37)	5	(32)	(7)	5	(2)
Total securities available for sale	276	(44)	232	(1)	24	23
Securities held to maturity	6		6			
Total securities	281	(43)	238	(1)	24	23
Loans, net of unearned income						
Commercial	(162)	(259)	(421)	(112)	159	47
Commercial real estate	(9)	(47)	(56)	(58)	33	(25)
Consumer	(7)	(52)	(59)	(96)	43	(53)
Residential mortgage	(275)	10	(265)	25	16	41
Lease financing	70	(12)	58	48	5	53
Credit card				(100)		(100)
Other	(14)	(11)	(25)	10	5	15
Total loans, net of unearned income	(399)	(369)	(768)	(221)	199	(22)
Other	24	(6)	18	14	30	44
Total interest-earning assets	(42)	(555)	(597)	(108)	253	145
INTEREST-BEARING LIABILITIES						
Interest-bearing deposits						
Demand and money market	82	(234)	(152)	56	109	165
Savings	(2)	(16)	(18)	(6)	3	(3)
Retail certificates of deposit	(124)	(68)	(192)	22	96	118
Other time	(6)		(6)	(56)	11	(45)
Deposits in foreign offices	(34)	(22)	(56)	36	13	49
Total interest-bearing deposits	(27)	(397)	(424)	63	221	284
Borrowed funds						
Federal funds purchased	(5)	(39)	(44)	27	24	51
Repurchase agreements	11	(23)	(12)	8	6	14
Bank notes and senior debt	(60)	(106)	(166)	(119)	93	(26)
Federal Home Loan Bank borrowings	48	(33)	15	(49)	12	(37)
Subordinated debt	(3)	(38)	(41)	26	(1)	25
Other borrowed funds	(36)	15	(21)	7	11	18
Total borrowed funds	(18)	(251)	(269)	(103)	148	45
Total interest-bearing liabilities	(43)	(650)	(693)	(5)	334	329
Change in net interest income	$(20)	$116	$96	$(53)	$(131)	$(184)

Changes attributable to rate/volume are prorated into rate and volume components.

AVERAGE CONSOLIDATED BALANCE SHEET AND NET INTEREST ANALYSIS

Dollars in millions Taxable-equivalent basis	2001 Average Balances	Interest	Average Yields/Rates	2000 Average Balances	Interest	Average Yields/Rates
ASSETS						
Interest-earning assets						
Loans held for sale	**$2,021**	**$119**	**5.89%**	$2,507	$204	8.14%
Securities						
Securities available for sale						
U.S. Treasury and government agencies and corporations	**3,833**	**216**	**5.64**	1,760	104	5.91
Other debt	**6,841**	**397**	**5.80**	3,723	245	6.58
Other	**101**	**8**	**7.92**	578	40	6.92
Total securities available for sale	**10,775**	**621**	**5.76**	6,061	389	6.42
Securities held to maturity	**92**	**6**	**6.52**			
Total securities	**10,867**	**627**	**5.77**	6,061	389	6.42
Loans, net of unearned income						
Commercial	**19,658**	**1,418**	**7.21**	21,685	1,839	8.48
Commercial real estate	**2,580**	**184**	**7.13**	2,685	240	8.94
Consumer	**9,099**	**732**	**8.04**	9,177	791	8.62
Residential mortgage	**8,801**	**635**	**7.22**	12,599	900	7.14
Lease financing	**4,223**	**293**	**6.94**	3,222	235	7.29
Credit card						
Other	**460**	**30**	**6.52**	650	55	8.46
Total loans, net of unearned income	**44,821**	**3,292**	**7.34**	50,018	4,060	8.12
Other	**1,632**	**115**	**7.05**	1,289	97	7.53
Total interest-earning assets/interest income	**59,341**	**4,153**	**7.00**	59,875	4,750	7.93
Noninterest-earning assets						
Investment in discontinued operations	**51**			487		
Allowance for credit losses	**(693)**			(683)		
Cash and due from banks	**2,939**			2,718		
Other assets	**8,768**			6,581		
Total assets	**$70,406**			$68,978		
LIABILITIES, MINORITY INTEREST, CAPITAL SECURITIES AND SHAREHOLDERS' EQUITY						
Interest-bearing liabilities						
Interest-bearing deposits						
Demand and money market	**$21,322**	**506**	**2.37**	$18,735	658	3.51
Savings	**1,928**	**18**	**.93**	2,050	36	1.76
Retail certificates of deposit	**12,313**	**634**	**5.15**	14,642	826	5.64
Other time	**522**	**34**	**6.51**	621	40	6.44
Deposits in foreign offices	**829**	**37**	**4.46**	1,473	93	6.31
Total interest-bearing deposits	**36,914**	**1,229**	**3.33**	37,521	1,653	4.41
Borrowed funds						
Federal funds purchased	**2,057**	**91**	**4.42**	2,139	135	6.31
Repurchase agreements	**980**	**33**	**3.37**	754	45	5.97
Bank notes and senior debt	**5,521**	**265**	**4.80**	6,532	431	6.60
Federal Home Loan Bank borrowings	**2,178**	**83**	**3.81**	1,113	68	6.11
Subordinated debt	**2,362**	**138**	**5.84**	2,406	179	7.44
Other borrowed funds	**384**	**36**	**9.38**	802	57	7.11
Total borrowed funds	**13,482**	**646**	**4.79**	13,746	915	6.66
Total interest-bearing liabilities/interest expense	**50,396**	**1,875**	**3.72**	51,267	2,568	5.01
Noninterest-bearing liabilities, minority interest, capital securities and shareholders' equity						
Demand and other noninterest-bearing deposits	**8,297**			8,151		
Accrued expenses and other liabilities	**4,096**			2,479		
Minority interest	**136**			96		
Mandatorily redeemable capital securities of subsidiary trusts	**848**			848		
Shareholders' equity	**6,633**			6,137		
Total liabilities, minority interest, capital securities and shareholders' equity	**$70,406**			$68,978		
Interest rate spread			**3.28**			2.92
Impact of noninterest-bearing sources			**.56**			.72
Net interest income/margin		**$2,278**	**3.84%**		$2,182	3.64%

Nonaccrual loans are included in loans, net of unearned income. The impact of financial derivatives used in interest rate risk management is included in the interest and average yields/rates of the related assets and liabilities. Average balances of securities available for sale are based on amortized historical cost (excluding SFAS No. 115 adjustments to fair value). Loan fees for each of the years ended December 31, 2001, 2000, 1999, 1998 and 1997 were $119 million, $115 million, $120 million, $107 million and $89 million, respectively.

	1999			1998			1997		
	Average Balances	Interest	Average Yields/Rates	Average Balances	Interest	Average Yields/Rates	Average Balances	Interest	Average Yields/Rates
	$1,392	$104	7.47%	$436	$31	7.11%	$24	$2	8.33%
	1,970	108	5.48	3,665	208	5.68	5,643	336	5.95
	3,441	216	6.28	1,913	122	6.38	2,094	139	6.62
	673	42	6.24	551	36	6.53	579	43	7.45
	6,084	366	6.02	6,129	366	5.97	8,316	518	6.23
	6,084	366	6.02	6,129	366	5.97	8,316	518	6.23
	23,082	1,792	7.76	22,768	1,794	7.88	19,014	1,494	7.86
	3,362	265	7.88	3,279	277	8.45	4,068	359	8.82
	10,310	844	8.19	11,073	940	8.49	11,291	958	8.48
	12,258	859	7.01	12,421	900	7.25	13,097	976	7.45
	2,564	182	7.10	2,028	143	7.05	1,587	112	7.06
	672	100	14.88	3,849	538	13.98	3,558	459	12.92
	532	40	7.52	195	14	7.18	284	18	6.34
	52,780	4,082	7.73	55,613	4,606	8.28	52,899	4,376	8.27
	1,045	53	5.07	899	47	5.23	843	45	5.34
	61,301	4,605	7.51	63,077	5,050	8.01	62,082	4,941	7.96
	449			348			168		
	(695)			(863)			(1,077)		
	2,082			2,211			2,935		
	5,226			4,851			4,127		
	$68,363			$69,624			$68,235		
	$16,921	493	2.91	$14,285	439	3.07	$13,079	391	2.99
	2,390	39	1.63	2,620	51	1.95	2,852	57	1.97
	14,220	708	4.98	15,420	826	5.36	15,959	859	5.38
	1,515	85	5.61	1,786	103	5.77	1,482	89	6.01
	872	44	5.05	935	52	5.56	1,094	61	5.58
	35,918	1,369	3.81	35,046	1,471	4.20	34,466	1,457	4.23
	1,662	84	5.05	2,526	139	5.50	2,834	159	5.61
	621	31	4.99	791	42	5.31	587	32	5.45
	8,517	457	5.37	10,657	605	5.68	9,130	523	5.72
	1,929	105	5.44	1,026	60	5.85	1,051	67	6.37
	2,051	154	7.51	1,799	140	7.78	1,514	119	7.87
	686	39	5.69	1,109	79	7.12	1,759	110	6.25
	15,466	870	5.63	17,908	1,065	5.95	16,875	1,010	5.99
	51,384	2,239	4.36	52,954	2,536	4.79	51,341	2,467	4.81
	8,234			8,848			9,465		
	1,995			1,465			1,414		
	32			14					
	848			762			537		
	5,870			5,581			5,478		
	$68,363			$69,624			$68,235		
			3.15			3.22			3.15
			.71			.77			.83
		$2,366	3.86%		$2,514	3.99%		$2,474	3.98%

SUMMARY OF LOAN LOSS EXPERIENCE

Year ended December 31 - dollars in millions	**2001**	2000	1999	1998	1997
Allowance at beginning of year	**$675**	$674	$753	$972	$1,166
Charge-offs					
Commercial	**876**	121	72	122	48
Commercial real estate					
Commercial mortgage		2	1	6	8
Real estate project	**37**	1	3	2	4
Consumer	**42**	46	63	83	104
Residential mortgage	**2**	8	8	7	9
Lease financing	**28**	8	9	7	4
Credit card			60	297	208
Total charge-offs	**985**	186	216	524	385
Recoveries					
Commercial	**17**	21	22	20	38
Commercial real estate					
Commercial mortgage		3	1	2	10
Real estate project	**1**	1	3	1	2
Consumer	**16**	22	25	34	36
Residential mortgage	**1**	2	1	1	1
Lease financing	**2**	2	1	2	
Credit card			2	17	25
Other					1
Total recoveries	**37**	51	55	77	113
Net charge-offs	**948**	135	161	447	272
Provision for credit losses	**903**	136	163	225	70
(Divestitures)/acquisitions			(81)	3	8
Allowance at end of year	**$630**	$675	$674	$753	$972
Allowance as a percent of period-end					
Loans	**1.66%**	1.33%	1.36%	1.31%	1.79%
Nonaccrual loans	**298.58**	208.98	231.62	263.29	360.00
As a percent of average loans					
Net charge-offs (a)	**2.12**	.27	.31	.80	.51
Provision for credit losses (b)	**2.01**	.27	.31	.40	.13
Allowance for credit losses	**1.41**	1.35	1.28	1.35	1.84
Allowance as a multiple of net charge-offs (a)	**.66x**	5.00x	4.19x	1.68x	3.57x

(a) Excluding $804 million of net charge-offs in 2001 related to the institutional lending repositioning initiative, net charge-offs would be .32% of average loans and the allowance as a multiple of net charge-offs would be 4.38x.
(b) Excluding $714 million of provision in 2001 related to the institutional lending repositioning initiative, provision for credit losses would be .42% of average loans.

The following table presents the allocation of allowance for credit losses and the categories of loans as a percentage of total loans. For purposes of this presentation, the unallocated portion of the allowance for credit losses has been assigned to loan categories based on the relative specific and pool allocation amounts. At December 31, 2001, the unallocated portion was $143 million.

ALLOCATION OF ALLOWANCE FOR CREDIT LOSSES

December 31	**2001**		2000		1999		1998		1997	
Dollars in millions	**Allowance**	**Loans to Total Loans**	Allowance	Loans to Total Loans	Allowance	Loans to Total Loans	Allowance	Loans to Total Loans	Allowance	Loans to Total Loans
Commercial	**$467**	**40.0%**	$536	41.9%	$510	43.2%	$446	43.7%	$406	36.9%
Commercial real estate	**67**	**6.3**	53	5.1	64	5.5	59	6.0	141	7.3
Consumer	**49**	**24.1**	51	18.0	58	18.8	74	19.0	107	20.7
Residential mortgage	**8**	**16.8**	10	26.2	10	25.2	8	21.3	42	23.6
Credit card							136	5.1	258	7.0
Other	**39**	**12.8**	25	8.8	32	7.3	30	4.9	18	4.5
Total	**$630**	**100.0%**	$675	100.0%	$674	100.0%	$753	100.0%	$972	100%

SHORT-TERM BORROWINGS

Federal funds purchased include overnight borrowings and term federal funds, which are payable on demand. Repurchase agreements generally have maturities of 18 months or less. Approximately 40% of the total bank notes of the Corporation mature in 2002. Other short-term borrowings primarily consist of U.S. Treasury, tax and loan borrowings, which are payable on demand and commercial paper, which is issued in maturities not to exceed nine months. At December 31, 2001, 2000 and 1999, $2.4 billion, $3.4 billion and $3.1 billion, respectively, notional value of interest rate swaps were designated to borrowed funds. The effect of these swaps is included in the rates set forth in the following table.

SHORT-TERM BORROWINGS

	2001		2000		1999	
Dollars in millions	**Amount**	**Rate**	Amount	Rate	Amount	Rate
Federal funds purchased						
Year-end balance	**$240**	**1.52%**	$1,445	4.89%	$1,281	4.05%
Average during year	**2,094**	**4.44**	2,139	6.31	1,662	5.05
Maximum month-end balance during year	**2,824**		2,778		2,671	
Repurchase agreements						
Year-end balance	**954**	**1.56**	607	5.77	402	4.77
Average during year	**980**	**3.37**	754	5.97	621	4.99
Maximum month-end balance during year	**1,247**		864		725	
Bank notes						
Year-end balance	**3,600**	**2.68**	5,512	6.74	6,354	6.25
Average during year	**4,273**	**4.70**	5,934	6.55	8,224	5.29
Maximum month-end balance during year	**5,513**		6,527		9,775	
Other						
Year-end balance	**171**	**2.83**	632	6.31	956	5.64
Average during year	**325**	**4.32**	784	6.87	654	6.00
Maximum month-end balance during year	**1,115**		1,368		1,192	

LOAN MATURITIES AND INTEREST SENSITIVITY

December 31, 2001 In millions	1 Year or Less	1 Through 5 Years	After 5 Years	Gross Loans
Commercial	**$6,764**	**$7,168**	**$1,273**	**$15,205**
Real estate project	**801**	**887**	**92**	**1,780**
Total	**$7,565**	**$8,055**	**$1,365**	**$16,985**
Loans with				
Predetermined rate	**$838**	**$1,209**	**$579**	**$2,626**
Floating rate	**6,727**	**6,846**	**786**	**14,359**
Total	**$7,565**	**$8,055**	**$1,365**	**$16,985**

At December 31, 2001, $4.6 billion notional value of interest rate swaps, caps and floors designated to commercial loans altered the interest rate characteristics of such loans. The basis adjustment related to fair value hedges for commercial loans is included in the above table.

TIME DEPOSITS OF $100,000 OR MORE

Time deposits in foreign offices totaled $1.6 billion at December 31, 2001, substantially all of which are in denominations of $100,000 or more. The following table sets forth maturities of domestic time deposits of $100,000 or more:

December 31, 2001 – in millions	Certificates of Deposit
Three months or less	**$650**
Over three through six months	**591**
Over six through twelve months	**289**
Over twelve months	**904**
Total	**$2,434**

JAMES E. ROHR (1)
Chairman, President and
Chief Executive Officer
29 years of service

WALTER E. GREGG, JR. (1)
Vice Chairman
27 years of service

BUSINESS EXECUTIVES

LAURENCE D. FINK
Chairman and
Chief Executive Officer
BlackRock
7 years of service

JOSEPH C. GUYAUX (1)
Group Executive
Regional Community
Banking
29 years of service

RALPH S. MICHAEL, III (1)
Group Executive
PNC Advisors and
PNC Capital Markets
22 years of service

TIMOTHY G. SHACK (1)
Group Executive and
Chief Information Officer
25 years of service

THOMAS K. WHITFORD (1)
Group Executive
Strategic Planning
18 years of service

PETER K. CLASSEN
Chief Executive Officer
Corporate Banking
and President, Northern
New Jersey Region
PNC Bank, N.A.
16 years of service

JOAN L. GULLEY
Chief Executive Officer
Business Banking
16 years of service

WILLIAM A. KOSIS
Chief Executive Officer
PNC Business Credit
5 years of service

CORPORATE OFFICERS

EVA T. BLUM
Senior Vice President
Comprehensive Risk
Management and Compliance
24 years of service

MICHAEL J. HANNON (1)
Chief Credit Policy Officer
20 years of service

ROBERT L. HAUNSCHILD (1)
Chief Financial Officer
11 years of service

RANDALL C. KING
Treasurer
19 years of service

EUGENE P. LUPIA
Chief Technology Officer
22 years of service

SAMUEL R. PATTERSON (1)
Controller
15 years of service

HELEN P. PUDLIN (1)
General Counsel
12 years of service

WILLIAM E. ROSNER
Chief Human Resources Officer
7 years of service

REGIONAL PRESIDENTS

DENNIS P. BRENCKLE
President
Central PA Region
PNC Bank, N.A.
32 years of service

PETER J. DANCHAK
President
Northeast PA Region
PNC Bank, N.A.
17 years of service

MICHAEL N. HARRELD
President
Kentucky/Indiana Region
PNC Bank, N.A.
33 years of service

SY HOLZER
President
Pittsburgh Region
PNC Bank, N.A.
31 years of service

J. WILLIAM MILLS, III
President
Philadelphia/Southern
New Jersey Region
PNC Bank, N.A.
12 years of service

CALVERT A. MORGAN, JR.
Chairman, President and
Chief Executive Officer
PNC Bank, Delaware
31 years of service

MARLENE D. MOSCO
President
Northwest PA Region
PNC Bank, N.A.
34 years of service

JOHN T. TAYLOR
President
Ohio/Northern Kentucky
Region
PNC Bank, N.A.
16 years of service

(1) Executive Officer

CORPORATE INFORMATION

THE PNC FINANCIAL SERVICES GROUP, INC.

CORPORATE HEADQUARTERS

The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(412) 762-2000

STOCK LISTING

The PNC Financial Services Group, Inc. common stock is listed on the New York Stock Exchange under the symbol PNC. At the close of business on February 28, 2002, there were 54,385 common shareholders of record.

INTERNET INFORMATION

The PNC Financial Services Group, Inc.'s financial reports and information about its products and services are available on the Internet at *www.pnc.com.*

FINANCIAL INFORMATION

The Annual Report on Form 10-K is filed with the Securities and Exchange Commission ("SEC"). Copies of this document and other filings, including exhibits thereto, may be obtained electronically at the SEC's home page at *www.sec.gov.* Copies may also be obtained without charge by writing to Thomas F. Garbe, Director of Financial Accounting, at corporate headquarters, by calling (412) 762-1553 or via e-mail at *financial.reporting@pnc.com.*

INQUIRIES

For financial services call 1-888-PNC-2265. Individual shareholders should contact Shareholder Relations at (800) 982-7652.

Analysts and institutional investors should contact William H. Callihan, Vice President, Investor Relations, at (412) 762-8257 or via e-mail at investor.relations@pnc.com.

News media representatives and others seeking general information should contact R. Jeep Bryant, Senior Vice President, Corporate Communications, at (412) 762-8221 or via e-mail at *corporate.communications@pnc.com.*

TRUST PROXY VOTING

Reports of 2001 nonroutine proxy voting by the trust divisions of The PNC Financial Services Group, Inc. are available by writing to Thomas R. Moore, Corporate Secretary, at corporate headquarters.

ANNUAL SHAREHOLDERS MEETING

All shareholders are invited to attend The PNC Financial Services Group, Inc. annual meeting on Tuesday, April 23, 2002, at 11 a.m., Eastern Daylight Time, at One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222.

COMMON STOCK PRICE/DIVIDENDS DECLARED

The table below sets forth by quarter the range of high and low sale and quarter-end closing prices for The PNC Financial Services Group, Inc. common stock and the cash dividends declared per common share.

	High	Low	Close	Cash Dividends Declared
2001 Quarter				
First	$75.813	$56.000	$67.750	$.48
Second	71.110	62.400	65.790	.48
Third	70.390	51.140	57.250	.48
Fourth	60.110	52.300	56.200	.48
Total				$1.92
2000 Quarter				
First	$48.500	$36.000	$45.063	$.45
Second	57.500	41.000	46.875	.45
Third	66.375	47.625	65.000	.45
Fourth	75.000	56.375	73.063	.48
Total				$1.83

DIVIDEND POLICY

Holders of The PNC Financial Services Group, Inc. common stock are entitled to receive dividends when declared by the Board of Directors out of funds legally available. The Board presently intends to continue the policy of paying quarterly cash dividends. However, future dividends will depend on earnings, the financial condition of The PNC Financial Services Group, Inc. and other factors, including applicable government regulations and policies and contractual restrictions.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The PNC Financial Services Group, Inc. Dividend Reinvestment and Stock Purchase Plan enables holders of common and preferred stock to purchase additional shares of common stock conveniently and without paying brokerage commissions or service charges. A prospectus and enrollment card may be obtained by writing to Shareholder Relations at corporate headquarters.

REGISTRAR AND TRANSFER AGENT

The Chase Manhattan Bank
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 982-7652

Designed and produced by Taylor & Ives, Inc., NYC.

PNC

The PNC Financial
Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
Pittsburgh, PA 15222-2707